U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

EX3OD S.E.C

NOV 8 - 2004

1086

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

FoR //-5-04

Current Report on Form 8-K   2004-SP3
Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part (give period of report)

0001099391
Registrant CIK Number

333-117232
SEC File Number of Registration Statement



04049333

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

PROCESSED

NOV 1 0 2004

THOMSON
FINANCIAL

Filings Made By the Registrant:

   The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 5th day November 2004.

Residential Asset Mortgage Products, Inc.
(Registrant)

By:
Name: Benita Bjorgo
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____, 2004, that the information set forth in this statement is true and complete.

By: _____
(Name)
(Title)


ABS New Transaction

Computational Materials

$[306,933,000] (approximate)
Mortgage Loan Asset-Backed Certificates,
RAAC Series 2004-SP3

GMAC RFC

RAAC Series 2004-SP3 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about November 4, 2004
	Settlement Date:	On or about November 10, 2004
	First Payment Date:	November 26, 2004
Structure:	Group I (Fixed)	$[143,052,488] senior/subordinate structure
	Group II (ARMs)	$[165,962,789] senior/subordinate structure
	Rating Agencies:	Moody's and Standard & Poor's

November 2, 2004


The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated herein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Fred Hubert	(212) 449-5071
Alan Chan	(212) 449-8140
Alice Chu	(212) 449-1701
Sonia Lee	(212) 449-5067
Oleg Saitskiy	(212) 449-1901
Keith Singletary	(212) 449-9431
Calvin Look	(212) 449-0425

Trading

Scott Soltas	(212) 449-3659
Dan Lonski	(212) 449-3659
Charles Sorrentino	(212) 449-3659
Edgar Seah	(212) 449-3659

Research

Glenn Costello	(212) 449-4457

All collateral statistics described herein are based on the collateral balances as of [OCTOBER 1], 2004 (the "CUT-OFF Date") unless otherwise indicated. The information contained herein will be superseded by the description of the mortgage loans contained in the PROSPECTUS SUPPLEMENT. The PROSPECTUS SUPPLEMENT SUPERSEDES the information in all prior collateral term sheets, if any.


Merrill Lynch

RAAC Series 2004-SP3 Trust Structural Summary

November 2, 2004

$[306,933,000] (Approximate - Subject to Revision)

Characteristics of the Certificates [1], [2], [3]

Offering Class	Loan Group	Expected Amount ($)	Expected Ratings (S&P/Moody's)	Bond Type [4]	Pmt Delay (days)	Interest/Accrual Basis	WAL (yrs.) to Call/Maturity	Pmt. Window (mos.) to Call/Maturity	Exp. Maturity to Call/Maturity	Final Scheduled Maturity [10]
A-I-1	1	$ 59,003,000	AAA / Aaa	Sr Fltr [4]	0	Actual/360	1.00 / 1.00	1 - 27 / 1 - 27	01/07 / 01/07	March 2022
A-I-2	1	$ 28,020,000	AAA / Aaa	Sr Fxd [6]	24	30/360	3.00 / 3.00	27 - 49 / 27 - 49	11/08 / 11/08	November 2027
A-I-3	1	$ 17,385,000	AAA / Aaa	Sr Fxd [5,6]	24	30/360	5.00 / 5.00	49 - 76 / 49 - 76	02/11 / 02/11	September 2034
A-I-4	1	$ 19,769,000	AAA / Aaa	Sr Fxd [5,6]	24	30/360	8.56 / 10.68	76 - 111 / 76 - 252	01/14 / 10/25	September 2034
A-I-5	1	$ 13,797,000	AAA / Aaa	Sr Fxd – NAS [6]	24	30/360	6.63 / 6.73	37 - 111 / 37 - 249	01/14 / 07/25	December 2032
M-I-1	1	$ 2,288,000	AA / Aa2	Mez Fxd [7]	24	30/360	6.03 / 6.28	37 - 111 / 37 - 142	01/14 / 08/16	September 2034
M-I-2	1	1,573,000					*Not Offered Hereby*			
M-I-3	1	$ 715,000	BBB / Baa2	Mez Fxd [7]	24	30/360	4.37 / 4.37	37 - 77 / 37 - 77	03/11 / 03/11	September 2034
A-II	2	$ 156,751,000	AAA / Aaa	Sr Fltr [5,8]	0	Actual/360	2.91 / 3.17	1 - 93 / 1 - 202	07/12 / 08/21	September 2034
M-II-1	2	$ 3,485,000	AA / Aa2	Mez Fltr [5,9]	0	Actual/360	5.09 / 5.36	37 - 93 / 37 - 123	07/12 / 01/15	September 2034
M-II-2	2	2,489,000					*Not Offered Hereby*			
M-II-3	2	$ 1,244,000	BBB / Baa1	Mez Fltr [5,9]	0	Actual/360	4.68 / 4.68	37 - 83 / 37 - 83	09/11 / 09/11	September 2034
M-II-4	2	$ 414,000	BBB- / Baa3	Mez Fltr [5,9]	0	Actual/360	4.22 / 4.22	37 - 64 / 37 - 64	02/10 / 02/10	September 2034
Total		$ 306,933,000								

Notes:
(1) Class sizes subject to a permitted variance in the aggregate of 10%.
(2) Pricing Prepayment Assumption: Group I Loans: 20% CPR
    Group II Loans: 25% CPR
(3) Each Certificate is illustrated as priced to both (i) the 10% optional call and (ii) to maturity.
(4) The pass-through rate on the Class A-I-1 Certificates will be equal to the lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.
(5) The pass-through rate on the Class A-I-4 Certificates will increase by 0.50% per annum, beginning on the second Distribution Date after the first possible optional call date in respect of Group I. If the 10% optional call is not exercised in respect of Group II, the margin on the Class A-II Certificates will double and the margin on the Class M-II Certificates will increase to 1.5x the original margin, in each case beginning on the second Distribution Date after the first possible optional call date in respect of Group II.
(6) The pass-through rates on the Class A-I-2, Class A-I-3, Class A-I-4 and Class A-I-5 Certificates will be equal to the related fixed rate per annum, and in the case of the Class A-I-3, Class A-I-4 and Class A-I-5 Certificates, will be subject to the Group I Net WAC Cap.
(7) The pass-through rates on the Class M-I-1, Class M-I-2 and Class M-I-3 Certificates will be equal to the related fixed rate per annum and will be subject to the Group I Net WAC Cap.
(8) The pass-through rate on the Class A-II Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.
(9) The pass-through rates on the Class M-II-1, Class M-II-2, Class M-II-3 and Class M-II-4 Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.
(10) Calculated based on 0% CPR, no losses, no excess cashflow, no overcollateralization, to maturity and Final Scheduled Maturity on Class A-I-3, Class A-I-4, Class A-II and the Class M Certificates being one month after the maturity date of the latest maturing loan.


Issuer:	RAAC Series 2004-SP3 Trust.
Certificates:	The Class A-I-1 through Class A-I-5 Certificates (collectively, the "Class A-I Certificates") are backed by first lien, fixed-rate mortgage loans (the "Group I Loans").
	The Class A-II Certificates are backed by first lien, adjustable-rate mortgage loans (the "Group II Loans").
	The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates."
	The Class M-I-1 through Class M-I-3 Certificates (collectively, the "Class M-I Certificates") are backed by the Group I Loans.
	The Class M-II-1 through Class M-II-4 Certificates (collectively, the "Class M-II Certificates") are backed by the Group II Loans.
	Class M-I-1 Certificates and Class M-II-1 Certificates (the "Class M-1 Certificates"); Class M-I-2 Certificates and Class M-II-2 Certificates (the "Class M-2 Certificates"); Class M-I-3 Certificates and Class M-II-3 Certificates (the "Class M-3 Certificates"); Class M-II-4 Certificates (the "Class M-4 Certificates").
	The Class M-I-2 Certificates and the Class M-II-2 Certificates are not offered hereby.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Co-Managers:	Credit Suisse First Boston LLC and Residential Funding Securities Corporation.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding").
Subservicer:	Primary servicing will be provided by Bank of America, N.A. with respect to approximately 30.85% of the Group I Loans and 77.76% of the Group II Loans, Cendant Mortgage Corporation with respect to approximately 33.80% of the Group I Loans and 20.23% of the Group II Loans, and Cambridge Mortgage Corporation with respect to 28.28% of the Group I Loans and none of the Group II Loans.
Cut-off Date:	October 1, 2004.
Settlement Date:	On or about November [10], 2004.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on November 26, 2004.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A and Class M-1 Certificates: $25,000 and integral multiples of $1 in excess thereof. For the Class M-2 and Class M-3 Certificates: $250,000 and integral multiples of $1 in excess thereof.

 **Merrill Lynch**

ERISA Considerations: It is expected that, as of the Settlement Date, the Class A Certificates and Class M Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions.

Legal Investment: The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Tax Status: One or more REMIC elections.

Collateral Description: Two loan groups: Group I (fixed) and Group II (adjustable).

- Group I Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $143,052,488 as of the Cut-off Date.

- Group II Loans will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $165,962,789 as of the Cut-off Date.

Approximately 56.34% of the Group II Loans provide for an initial interest only period of up to 10 years.

Pricing Prepayment Assumption: Group I – 20% CPR.
Group II – 25% CPR.

Optional Calls: If the aggregate principal balance of the mortgage loans in either Group I or Group II falls below 10% of the original aggregate principal balance thereof (each, an "Optional Call Date"), the Master Servicer may terminate the portion of the trust related to that loan group. The optional calls are independent of each other.

The Principal Investment Activities Program: The mortgage loans included in the trust were acquired and evaluated under Residential Funding's Principal Investment Activities Program ("PIA"). The PIA program, among other types of collateral, targets seasoned assets offered in the secondary market. These loans may be called loans, loans acquired as part of portfolio sales, or may be loans with program exceptions or may be secured by unusual property types. The loans may have document deficiencies or have prior and/or current delinquencies or a combination of one or more of the foregoing.

The PIA program's process for acquiring a loan is intended to determine whether the characteristics of the loan, the borrower and the collateral, taken as a whole, represent an acceptable lending risk. The factors considered may include:

- the mortgage loan's payment terms and characteristics;
- the borrower's credit profile, both current and, if available, at origination;
- an analysis of the mortgagor's ability and willingness to make full and timely repayment;
- the value of the mortgaged property, as evidenced by a broker's price opinion, statistical value or comparison with real estate listings of comparable properties; and
- the quality of the available legal documentation associated with the loan, including certain aspects of compliance with relevant laws.


PIA's due diligence is tailored to address the particular risk profile of each acquisition.

Mortgage loans acquired under the PIA program may have unusual payment terms and characteristics. For example, they may be balloon loans, negative amortization loans, may have some of their payments deferred (documented and undocumented), may provide for simple interest or may adjust based on an uncommon index. The loans may have been modified following a payment delinquency, and as a result the final maturity of the loan may have been extended, or a balloon payment may be required to be paid by the borrower at the maturity of the loan.

The values of mortgaged properties securing loans acquired under the PIA program obtained are generally compared to an estimated value, recent listings of comparable properties, statistical values and/or broker's price opinions.

The PIA program loans may have missing or defective loan documentation. Mortgage notes, intervening assignments and title insurance may not be included in the related mortgage file. Residential Funding Corporation will not be obligated to repurchase any PIA program loan because of such missing or defective documentation unless the omission or defect materially interferes with the servicer's or master servicer's ability to foreclose on the related mortgaged property.

Credit Enhancement:

A. Subordination
Except as described below, if the Class M Certificates remain outstanding, losses on the mortgage loans of a loan group which are not covered by excess cash flow or overcollateralization will be allocated to the class of Class M Certificates of that loan group with the lowest payment priority, and the other classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the Class M Certificates of a loan group are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

	Group I		Group II
Class	Initial Subordination[(1)]	Class	Initial Subordination[(1)]
Class A-I	[3.55]%	Class A-II	[5.55]%
Class M-I-1	[1.95]%	Class M-II-1	[3.45]%
Class M-I-2	[0.85]%	Class M-II-2	[1.95]%
Class M-I-3	[0.35]%	Class M-II-3	[1.20]%
		Class M-II-4	[0.95]%

[(1)] Includes the initial overcollateralization requirement as described herein.

B. Overcollateralization ("OC")

	Group I	Group II
Initial (% Orig.)	[0.35]%	[0.95]%
Required OC Amount (% Orig.)	[0.35]%	[0.95]%
Stepdown Required OC Amount (% Current)[(1)]	[0.70]%	[1.90]%
OC Floor (% Orig.)	[0.35]%	0.50%
OC Holiday	None	None

[(1)] Subject to certain trigger events as specified herein.

C. Excess Cashflow

For either loan group on any Distribution Date, the sum of (a) the excess of the related available distribution amount over the sum of (x) the interest distribution amount for the related classes of Certificates and (y) the related principal remittance amount and (b) any related overcollateralization reduction amounts.


Excess Cashflow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Cross-Collateralization: The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of overcollateralization in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

Interest Distributions: On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or Excess Cashflow) will be paid to the holders of Certificates to the extent of the available distribution amount from the related loan group in the following order of priority:

(1) With respect to Group I, to the Class A-I Certificates, pro rata, and with respect to Group II, to the Class A-II Certificates;

(2) To the related Class M-1 Certificates;

(3) To the related Class M-2 Certificates;

(4) To the related Class M-3 Certificates; and

(5) With respect to Group II, to the Class M-4 Certificates.

Principal Distributions: For each loan group on each Distribution Date, the related Principal Distribution Amount will be distributed as follows:

(1) To the related Class A Certificates, the related Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(2) To the related Class M-1 Certificates, the related Class M-1 Principal Distribution Amount, until the certificate principal balance of the related Class M-1 Certificates is reduced to zero;

(3) To the related Class M-2 Certificates, the related Class M-2 Principal Distribution Amount, until the certificate principal balance of the related Class M-2 Certificates is reduced to zero;

(4) To the related Class M-3 Certificates, the related Class M-3 Principal Distribution Amount, until the certificate principal balance of the related Class M-3 Certificates is reduced to zero; and

(5) With respect to Group II, to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero.

Class A Principal Distributions: The Class A Principal Distribution Amount for Group I will be distributed in the following order of priority:

(1) To the Class A-I-5 Certificates, the Class A-I-5 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero;

(2) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(3) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;



(4) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero;

(5) To the Class A-I-4 Certificates, until the certificate principal balance thereof is reduced to zero; and

(6) To the Class A-I-5 Certificates, until the certificate principal balance thereof is reduced to zero.

The Class A Principal Distribution Amount for Group II will be distributed to the Class A-II Certificates until the certificate principal balance thereof is reduced to zero.

Excess Cashflow Distributions: On any Distribution Date, the Excess Cashflow for each loan group will be allocated in the following order of priority:

(1) To pay the holders of the related Certificates the principal portion of realized losses (in the order of priority as described above under "Principal Distributions"), incurred on the Mortgage Loans in that loan group for the preceding calendar month;

(2) To pay the holders of the non-related Certificates the principal portion of realized losses (in the order of priority as described above under "Principal Distributions"), incurred on the Mortgage Loans in that non-related loan group for the preceding calendar month to the extent not covered by Excess Cashflow from that non-related loan group;

(3) To pay the holders of the related Certificates in respect of principal (in the order of priority as described above under "Principal Distributions"), until the related Required Overcollateralization Amount has been achieved;

(4) To pay the holders of the non-related Certificates in respect of principal (in the order of priority as described above under "Principal Distributions"), until the related Required Overcollateralization Amount for that non-related loan group has been achieved to the extent not covered by Excess Cashflow from that non-related loan group;

(5) To pay to the holders of the related Certificates, pro rata based on prepayment interest shortfalls allocated thereto, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by related Eligible Master Servicing Compensation on that Distribution Date;

(6) To pay to the holders of the non-related Certificates, pro rata based on prepayment interest shortfalls allocated thereto, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation or Excess Cashflow from that non-related loan group on that Distribution Date;

(7) To pay to the holders of the related Certificates, pro rata based on the amount of any unpaid prepayment interest shortfalls previously allocated thereto, the amount of any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon;

(8) To pay to the holders of the non-related Certificates, pro rata based on the amount of any unpaid prepayment interest shortfalls previously allocated thereto, the amount of any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon, to the extent not covered by Excess Cashflow from that non-related loan group;

(9) To pay to the holders of the related Class A Certificates, pro-rata based on the amount of any unpaid Group I Net WAC Cap Shortfall Carry-Forward Amounts or


any Group II Basis Risk Shortfall Carry-Forward Amounts as applicable, and then sequentially to the related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the amount of any Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts, as applicable to the extent not covered by the Yield Maintenance Agreement, as applicable;

(10) To pay to the holders of the non-related Class A Certificates, pro-rata based on the amount of any Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts as applicable, and then sequentially to the non-related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the amount of any Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts, as applicable, in each case to the extent not covered by Excess Cashflow from that non-related loan group and to the extent not covered by the Yield Maintenance Agreement, as applicable;

(11) To pay to the holders of the related Certificates, pro rata based on Relief Act Shortfalls allocated thereto for that Distribution Date, the amount of any Relief Act Shortfall occurring in the current interest accrual period;

(12) To pay to the holders of the non-related Certificates, pro rata based on Relief Act Shortfalls allocated thereto for that Distribution Date, the amount of any Relief Act Shortfall occurring in the current interest accrual period to the extent not covered by Excess Cashflow for that non-related loan group;

(13) To pay to the holders of the related Class A Certificates, pro rata, and the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(14) To pay to the holders of the non-related Class A Certificates, pro rata, and then sequentially to the non-related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the principal portion of any realized losses previously allocated thereto that remain unreimbursed to the extent not covered by Excess Cashflow for that non-related loan group; and

(15) To pay to the holder of the related Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Interest Accrual Period: Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5 and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap.
- The Class A-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.


- On each Distribution Date, for the Class A-I-2 Certificates, interest will accrue at a fixed rate equal to its fixed rate coupon.
- On each Distribution Date, for the Class A-I-3, Class A-I-4, Class A-I-5 and Class M-I Certificates, interest will accrue at a fixed rate equal to the lesser of (a) their respective fixed rate coupons and (b) the Group I Net WAC Cap.
- The fixed rate coupon on the Class A-I-4 Certificates will increase by 0.50% per annum for any Distribution Date beginning on the second Distribution Date after the first possible related Optional Call Date.
- The Class M-II-1 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-1 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-1 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-2 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-2 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-2 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-3 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-3 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-3 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-4 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-4 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-4 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.

Group I Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

Group I Net WAC Cap Shortfall: With respect to each class of Class A-I Certificates and Class M-I Certificates, and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of Certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group I Net WAC Cap did not apply, over (ii) accrued certificate interest calculated using the Group I Net WAC Cap.

Group I Net WAC Cap Shortfall Carry-Forward Amount: For any Distribution Date on which the Pass-Through Rate on the Class A-1 Certificates and Class M-1 Certificates is limited to the Group I Net WAC Cap Rate, the resulting Group I Net WAC Cap Shortfall will carry forward with interest thereon (the "Group I Net WAC Cap Shortfall Carry-Forward Amount").


Group II Net WAC Cap: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

Group II Basis Risk Shortfall: With respect to each class of Class A-II Certificates and Class M-II Certificates, and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of Certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group II Net WAC Cap did not apply, provided that this rate does not exceed 14.00% per annum over (ii) accrued certificate interest calculated using the Group II Net WAC Cap.

Group II Basis Risk Shortfall Carry-Forward Amount: For any Distribution Date on which the Pass-Through Rate on the Class A-II Certificates and Class M-II Certificates is limited to the Group II Net WAC Cap Rate, the resulting Group II Basis Risk Shortfall will carry forward with interest thereon (the "Group II Basis Risk Shortfall Carry-Forward Amount").

Yield Maintenance Agreement: The Class A-I-1 Certificates, the Class A-II Certificates and the Class M-II Certificates will have the benefit of a series of payments pursuant to separate yield maintenance agreements (each a "Yield Maintenance Agreement"). With respect to any Distribution Date, payments received under the applicable Yield Maintenance Agreement will be available to pay the holders of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable) any related Group I Net WAC Cap Shortfall Carry-Forward Amount (in the case of the Class A-I-1 Certificates) or Group II Basis Risk Shortfall Carry Forward Amount (in the case of the Class A-II Certificates and the Class M-II Certificates).

On each Distribution Date, payments under each Yield Maintenance Agreement will be made on a notional balance (each a "Yield Maintenance Notional Balance") equal to the lesser of (i) the aggregate certificate principal balance of the Class A-I-1 Certificates, the Class A-II Certificates or Class M-II Certificates (as applicable) and (ii) the amount set forth in the relevant Yield Maintenance Agreement Schedule attached hereto. To the extent that the relevant Yield Maintenance Notional Balance in respect of a Distribution Date exceeds the aggregate certificate principal balance of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable) on that Distribution Date (prior to any payments being made on such date), the amount payable under such Yield Maintenance Agreement in respect of such excess will not be available to the holders of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable).

Weighted Average Monthly Fees: Master servicing fee and sub-servicing fee of approximately:
0.308% for Group I
0.427% for Group II

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.


Eligible Master Servicing Compensation:

For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances:

The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount:

With respect to either loan group and any Distribution Date, the excess, if any, of the aggregate stated principal balance of the mortgage loans in that loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the related Class A Certificates and Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Required Overcollateralization Amount:

With respect to Group I and any Distribution Date, (a) if such Distribution Date is prior to the related Stepdown Date, [0.35]% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the related Stepdown Date, the greater of (i) [0.70]% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the related Overcollateralization Floor, provided, however, that if a Trigger Event is in effect on any Distribution Date, the Required Overcollateralization Amount shall equal the Required Overcollateralization Amount from the immediately preceding Distribution Date.

With respect to Group II and any Distribution Date, (a) if such Distribution Date is prior to the related Stepdown Date, [0.95]% of the aggregate stated principal balance of the Group II Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the related Stepdown Date, the greater of (i) [1.90]% of the then current aggregate stated principal balance of the Group II Loans as of the end of the related due period and (ii) the related Overcollateralization Floor, provided, however, that if a Trigger Event is in effect on any Distribution Date, the Required Overcollateralization Amount shall equal the Required Overcollateralization Amount from the immediately preceding Distribution Date.

Trigger Event [1]:

A Trigger Event is in effect with respect to a loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [50.00]% of the related Senior Enhancement Percentage in the case of Loan Group I, or [40.00]% of the related Senior Enhancement Percentage in the case of Loan Group II, or (ii) cumulative realized losses on the mortgage loans in that loan group as a percentage of the initial aggregate principal balance of the mortgage loans in that loan group as of the Cut-off Date exceed the following amounts:

---

[1] Percentages for Delinquency and Cumulative Loss Trigger Events are subject to rating agency confirmation


	Group I	Group II
Months 37-48	[0.50]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter	[0.50]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Months 49-60	[0.75]%	[0.75]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Month 61 and thereafter	[0.75]%	[1.00]%

Sixty-Plus Delinquency Percentage:

With respect to either loan group and any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans in that loan group that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans in that loan group immediately preceding that Distribution Date.

Senior Enhancement Percentage:

For either loan group and on any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the mortgage loans in that loan group after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor:

With respect to Group I, an amount equal to 0.35% of the aggregate stated principal balance of the mortgage loans of group I as of the Cut-off Date. With respect to Group II, an amount equal to 0.50% of the aggregate stated principal balance of the mortgage loans of loan group II as of the Cut-off Date

Overcollateralization Reduction Amount:

For either loan group on any Distribution Date for which the Excess Overcollateralization Amount for that loan group is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that loan group for that Distribution Date and (ii) principal collected on the mortgage loans in that loan group for that Distribution Date.

Excess Overcollateralization Amount:

For either loan group on any Distribution Date, the excess, if any, of the Overcollateralization Amount for that loan group over the Required Overcollateralization Amount for that loan group.

Principal Remittance Amount:

For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the mortgage loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of related mortgage loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the related mortgage loans during the preceding calendar month including, without limitation, full and partial principal

 **Merrill Lynch**

prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding Subsequent Recoveries.

Principal Distribution Amount: For any Distribution Date and each loan group, the lesser of (a) the sum of (i) the excess of (x) the related available distribution amount over (y) the related interest distribution amount and (ii) any non-related Excess Cashflow used to pay principal on the related certificates and (b) the sum of (x) the Principal Remittance Amount for the related Mortgage Loans and (y) the Excess Cashflow to the extent distributable as principal to cover realized losses on the related mortgage loans and to reach the related Required Overcollateralization Amount minus any related Overcollateralization Reduction Amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

Class A Principal Distribution Amount: With respect to either loan group and any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and

- the excess, if any, of (A) the aggregate certificate principal balance of the related Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class A-I-5 Lockout Distribution Amount: For any Distribution Date, the product of (x) the Class A-I-5 Lockout Percentage (as set forth in the underlying table) for that Distribution Date and (y) the Class A-I-5 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-5 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the certificate principal balance of the Class A-I-5 Certificates immediately prior to that Distribution Date.

Class A-I-5 Pro Rata Distribution Amount: For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-5 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-5 Lockout Percentage:

Distribution Dates	Lockout Percentage
November 2004 through and including October 2007	0%
November 2007 through and including October 2009	45%
November 2009 through and including October 2010	80%
November 2010 through and including October 2011	100%
November 2011 and thereafter	300%


**Class M-1 Principal
Distribution Amount:**

With respect to either loan group and any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to the distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to the distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

**Class M-2 Principal
Distribution Amount:**

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates and Class M-1 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

**Class M-3 Principal
Distribution Amount:**

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:


- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.


Subordination Percentage: As to any class of Class A or Class M Certificates, the respective percentage set forth below:

Group I		Group II	
Class	%	Class	%
Class A-I	92.90%	Class A-II	88.90%
Class M-I-1	96.10%	Class M-II-1	93.10%
Class M-I-2	98.30%	Class M-II-2	96.10%
Class M-I-3	99.30%	Class M-II-3	97.60%
		Class M-II-4	98.10%

Stepdown Date: For each group of Certificates, the later to occur of (x) the Distribution Date in November 2007 and (y) the first Distribution Date on which the aggregate stated principal balance of the related mortgage loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the related mortgage loans as of the Cut-off Date.

Subsequent Recoveries: Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Allocation of Losses: Any realized losses for a loan group will be allocated in the following order of priority:

(1) To Excess Cashflow for that loan group for the related Distribution Date;

(2) To Excess Cashflow for the non-related loan group, to the extent remaining after covering realized losses on the mortgage loans in that non-related loan group for the related Distribution Date;

(3) To the overcollateralization for that related loan group, until reduced to zero (as further described in the prospectus supplement);

(4) After the aggregate certificate principal balance of the Certificates equals the aggregate principal balance of the mortgage loans (as further described in the prospectus supplement) in the following order and priority:

    (a) With respect to Loan Group II, to the Class M-4 Certificates, until reduced to zero;

    (b) To the related Class M-3 Certificates, until reduced to zero;

    (c) To the related Class M-2 Certificates, until reduced to zero; and

    (d) To the related Class M-1 Certificates, until reduced to zero;

(5) With respect to Loan Group I, among the Class A-I Certificates, on a pro-rata basis, with respect to Loan Group II, to the Class A-II Certificates.

Prospectus: The Class A and Class M Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Class A and Class M Certificates and the mortgage loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Class A and Class M Certificates may not be consummated unless the purchaser has received the Prospectus.



Total Mortgage Loans by Notional Credit Classification

Category:	Prime	A/Alt A	Insured	A-	Subprime	Total
Percent of Total:	67.82%	13.19%	5.69%	4.79%	8.51%	100.00%
Fixed:	40.80%	43.95%	75.30%	44.56%	75.24%	46.29%
ARM:	59.20%	56.05%	24.70%	55.44%	24.76%	53.71%
Current Balance:	$209,579,098	$40,763,065	$17,591,198	$14,788,361	$26,293,556	$309,015,278
Loan Count:	635	152	140	53	129	1109
Average Balance:	$330,046	$268,178	$125,651	$279,026	$203,826	$278,643
WAM (mos):	332	333	321	324	308	329
WA Age (mos):	9	10	28	11	22	11
WA Orig. Term (mos):	341	343	349	336	330	340
Balloon:	0.01%	0.00%	1.14%	0.00%	0.00%	0.07%
First Lien:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero):	737	665	572	601	582	698
WA Original LTV:	70.83%	71.72%	92.53%	70.17%	71.63%	72.22%
WA Current LTV:	70.00%	70.76%	89.74%	68.92%	69.28%	71.11%
WA Margin (ARMs only):	2.244%	2.245%	2.418%	2.384%	2.457%	2.264%
Owner Occupied:	85.53%	93.70%	94.30%	91.91%	91.84%	87.95%
Purchase:	56.42%	44.39%	80.16%	34.99%	52.28%	54.81%
Equity Refinance:	20.91%	21.68%	8.21%	29.97%	21.60%	20.78%
Rate/Term Refinance:	22.67%	33.93%	11.62%	35.04%	26.12%	24.41%

The above notional credit classifications of the loans has been prepared on the following basis:

Classification	FICO	12 months Mortgage History
Prime	660+	0 x 30
A/Alt A	620+	Max 2 x 30
Insured	Insured balance after first two classifications	
A-	580+	0 x 60
Sub-prime	Balance after first four classifications	

* Characteristics as of the Cut-off Date

 **Merrill Lynch**

Group I Loans

Aggregate Outstanding Principal Balance	$143,052,488
Aggregate Original Principal Balance	$148,061,518
Number of Mortgage Loans	689

	Minimum	Maximum	Average [1]
Original Principal Balance	$13,000	$1,700,000	$214,893
Outstanding Principal Balance	$8,089	$996,778	$207,623

	Minimum	Maximum	Weighted Average [2]
Original Term (mos)	60	360	328
Stated remaining Term (mos)	43	358	313
Loan Age (mos)	2	173	16
Current Interest Rate	3.875%	9.500%	6.081%
Original Loan-to-Value [4] [7]	10.00%	105.00%	71.47%
Current Loan-to-Value [5] [7]	8.00%	103.00%	69.67%
Credit Score [6]	411	818	694

	Earliest	Latest	
Maturity Date	May 1, 2008	August 1, 2034	

	Number of Loans	Principal Balance	% of Principal Balance
Fully Amortizing	687	$142,838,561	99.85%
Balloon	2	$213,927	0.15%
Interest Only	0	$0	0.00%
Loans with Pledged Assets	2	$208,172	0.15%
Cooperatives	14	$1,868,909	1.31%
Condotels	0	$0	0.00%
Modified Loans	63	$14,233,117	9.95%
Loans with DTI Greater Than 60%	8.69%		

Delinquency Status (OTS Basis)	% of Principal Balance
Current	100.00%
30-59 days	0.00%

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Adjustable Rate Mortgage Loans only.

(4) In the above Summary Table and the following Group I mortgage loan tables, the original loan-to-value ratio has been calculated based on the original principal balance of the relevant mortgage loan (less the amount secured by pledged assets required at the time of origination, in the case of two mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.

(5) In the above Summary Table and the following Group I mortgage loan tables, the current loan-to-value ratio has been calculated based on the principal balance of the relevant mortgage loan as at the Cut-off Date (less the amount secured by pledged assets required at the time of origination, in the case of two mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.

(6) Minimum and Weighting only for loans with scores.

(7) With respect to each of the Group I Loans indicated in the above summary table or in the following Group I tables as having either an original or a current loan-to value greater than 100% (computed on the basis of the original value of the property), a statistical valuation or broker's price opinion was obtained indicating that as of the Cut-off Date the current loan-to-value ratio (computed on the basis of the updated statistical valuation or broker's price opinion and the outstanding principal balance as of the Cut-off Date) was 100% or less.



Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
499 or less	34	$4,669,277	3.26%	$137,332	82.16%
500 to 519	13	1,340,285	0.94	103,099	92.15
520 to 539	22	2,892,256	2.02	131,466	75.05
540 to 559	23	4,134,095	2.89	179,743	73.91
560 to 579	38	5,325,900	3.72	140,155	78.63
580 to 599	39	6,952,674	4.86	178,274	81.43
600 to 619	39	6,332,834	4.43	162,380	77.09
620 to 639	43	6,820,234	4.77	158,610	76.87
640 to 659	41	6,133,722	4.29	149,603	68.50
660 to 679	57	9,932,598	6.94	174,256	75.08
680 to 699	47	10,344,836	7.23	220,103	77.19
700 to 719	42	10,311,149	7.21	245,504	69.90
720 to 739	46	13,657,030	9.55	296,892	67.31
740 to 759	48	10,029,008	7.01	208,938	72.50
760 or greater	152	43,754,416	30.59	287,858	64.77
Subtotal:	684	$142,630,313	99.70%	$208,524	71.46%
Not Available	5	422,175	0.30	84,435	74.93
Total:	689	$143,052,488	100.00%	$207,623	71.47%

*For substantially all of the Group I Loans, the Credit Score was updated prior to Cut-off Date.

* As of the Cut-off Date, the weighted average Credit Score of the Group I Loans will be approximately 694.


Merrill Lynch

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	5	$86,095	0.06%	$17,219	639	81.75%
$25,001 to $50,000	51	1,926,168	1.35	37,768	625	77.49
$50,001 to $100,000	178	13,128,037	9.18	73,753	636	85.15
$100,001 to $200,000	203	28,578,189	19.98	140,779	676	79.34
$200,001 to $300,000	86	21,113,373	14.76	245,504	684	75.38
$300,001 to $400,000	69	23,881,485	16.69	346,108	703	69.54
$400,001 to $500,000	52	22,584,739	15.79	434,322	707	70.58
$500,001 to $600,000	13	6,952,502	4.86	534,808	745	65.62
$600,001 to $700,000	12	7,549,932	5.28	629,161	716	61.55
$700,001 to $800,000	7	5,291,859	3.70	755,980	720	60.30
$800,001 to $900,000	4	3,161,769	2.21	790,442	629	47.39
$900,001 to $1,000,000	7	6,833,311	4.78	976,187	779	51.85
$1,000,001 to $1,100,000	1	988,273	0.69	988,273	722	41.00
$1,600,001 to $1,700,000	1	976,755	0.68	976,755	697	53.00
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Current Mortgage Loan Principal Balances of the Group I Loans

Current Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	8	$136,616	0.10%	$17,077	678	69.61%
$25,001 to $50,000	57	2,188,029	1.53	38,386	626	77.23
$50,001 to $100,000	177	13,446,726	9.4	75,970	637	84.96
$100,001 to $200,000	199	28,736,494	20.09	144,404	677	79.56
$200,001 to $300,000	85	21,171,362	14.8	249,075	682	75.01
$300,001 to $400,000	75	26,292,980	18.38	350,573	701	68.97
$400,001 to $500,000	43	19,325,879	13.51	449,439	712	71.36
$500,001 to $600,000	14	7,515,497	5.25	536,821	733	66.10
$600,001 to $700,000	13	8,377,346	5.86	644,411	725	59.27
$700,001 to $800,000	6	4,595,928	3.21	765,988	708	57.32
$800,001 to $900,000	3	2,467,291	1.72	822,430	626	53.97
$900,001 to $1,000,000	9	8,798,339	6.15	977,593	764	50.76
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%


Mortgage Rates of the Group I Loans

Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.5000 to 3.9999	2	$381,910	0.27%	$190,955	626	90.99%
4.0000 to 4.4999	6	1,066,229	0.75	177,705	670	92.08
4.5000 to 4.9999	27	5,442,133	3.80	201,560	735	54.82
5.0000 to 5.4999	64	11,581,258	8.10	180,957	723	61.10
5.5000 to 5.9999	184	52,561,361	36.74	285,660	712	66.28
6.0000 to 6.4999	179	40,066,095	28.01	223,833	720	75.11
6.5000 to 6.9999	61	9,947,873	6.95	163,080	661	76.32
7.0000 to 7.4999	94	14,761,529	10.32	157,038	598	81.98
7.5000 to 7.9999	38	4,312,990	3.01	113,500	590	83.51
8.0000 to 8.4999	23	1,978,999	1.38	86,043	598	89.80
8.5000 to 8.9999	8	717,092	0.50	89,637	556	90.49
9.0000 to 9.4999	1	43,405	0.03	43,405	663	40.00
9.5000 to 9.9999	2	191,613	0.13	95,806	576	94.58
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

* As of the Cut-off Date, the weighted average mortgage rate of the Group I Loans will be approximately 6.0812% per annum.

Net Mortgage Rates of the Group I Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.5000 to 3.9999	7	$1,189,219	0.83%	$169,888	649	92.18%
4.0000 to 4.4999	13	2,946,541	2.06	226,657	731	62.63
4.5000 to 4.9999	62	12,252,258	8.56	197,617	730	57.59
5.0000 to 5.4999	145	41,446,993	28.97	285,841	727	64.76
5.5000 to 5.9999	200	48,650,112	34.01	243,251	707	72.94
6.0000 to 6.4999	80	12,132,494	8.48	151,656	674	79.06
6.5000 to 6.9999	84	12,822,147	8.96	152,645	606	81.25
7.0000 to 7.4999	57	8,020,842	5.61	140,717	592	84.54
7.5000 to 7.9999	26	2,386,032	1.67	91,770	593	85.64
8.0000 to 8.4999	10	866,722	0.61	86,672	569	92.86
8.5000 to 8.9999	3	147,515	0.10	49,172	598	67.81
9.0000 to 9.4999	2	191,613	0.13	95,806	576	94.58
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

* As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group I Loans will approximately 5.7733% per annum.



Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	92	$23,473,208	16.41%	$255,144	714
50.01 to 55.00	21	6,572,738	4.59	312,988	677
55.01 to 60.00	25	6,069,422	4.24	242,777	744
60.01 to 65.00	30	10,787,306	7.54	359,577	716
65.01 to 70.00	45	13,008,125	9.09	289,069	718
70.01 to 75.00	46	11,420,495	7.98	248,272	702
75.01 to 80.00	137	36,452,888	25.48	266,079	711
80.01 to 85.00	21	3,072,687	2.15	146,318	692
85.01 to 90.00	51	7,599,013	5.31	149,000	642
90.01 to 95.00	58	7,823,304	5.47	134,885	626
95.01 to 100.00	146	15,218,481	10.64	104,236	631
100.01 to 105.00	17	1,554,822	1.09	91,460	644
Total:	689	$143,052,488	100.00%	$207,623	694

* The weighted average loan-to-value ratio at origination of the Group I Loans will be approximately 71.47%.

Current Loan-to-Value Ratios of the Group I Loans

Current Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	105	$25,664,818	17.94%	$244,427	717
50.01 to 55.00	22	6,222,651	4.35	282,848	664
55.01 to 60.00	28	8,390,202	5.87	299,650	742
60.01 to 65.00	34	10,357,478	7.24	304,632	702
65.01 to 70.00	45	13,361,579	9.34	296,924	708
70.01 to 75.00	55	13,249,947	9.26	240,908	710
75.01 to 80.00	117	31,610,839	22.10	270,178	711
80.01 to 85.00	32	4,727,767	3.30	147,743	650
85.01 to 90.00	55	7,991,070	5.59	145,292	646
90.01 to 95.00	77	8,898,112	6.22	115,560	616
95.01 to 100.00	114	12,026,476	8.41	105,495	643
100.01 to 105.00	5	551,549	0.39	110,310	689
Total:	689	$143,052,488	100.00%	$207,623	694

* The weighted average current loan-to-value ratio of the Group I Loans will be approximately 69.67%.


Geographic Distributions of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Massachusetts	83	$41,377,393	28.92%	$498,523	757	66.30%
California	82	24,452,825	17.09	298,205	687	59.77
New York	65	9,989,171	6.98	153,680	680	66.81
Florida	47	7,140,271	4.99	151,921	666	67.71
New Jersey	38	6,805,587	4.76	179,094	657	81.55
Texas	42	5,754,779	4.02	137,019	672	82.15
Pennsylvania	40	3,779,060	2.64	94,476	647	88.82
North Carolina	17	3,536,104	2.47	208,006	672	76.35
Arizona	20	3,427,648	2.40	171,382	688	83.20
Maryland	13	3,218,265	2.25	247,559	649	72.74
Other	242	33,571,386	23.47	138,725	654	80.90
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

* Other includes other states and the District of Columbia with under 2% concentrations individually.

* No more than approximately 3.1% of the Group I Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	396	$70,078,890	48.99%	$176,967	684	81.95%
Rate/Term Refinance	152	42,782,401	29.91	281,463	699	59.89
Equity Refinance	141	30,191,197	21.10	214,122	708	63.56
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	599	$125,153,391	87.49%	$208,937	688	72.83%
Second/Vacation	23	7,240,795	5.06	314,817	758	54.96
Non-Owner Occupied	67	10,658,302	7.45	159,079	714	66.70
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%


Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	473	$100,713,456	70.40%	$212,925	688	70.40%
Two- to four- family units	59	13,522,453	9.45	229,194	721	71.47
Planned Unit Developments (detached)	46	11,085,094	7.75	240,980	692	73.00
Condo Low-Rise (less than 5 stories)	50	10,318,661	7.21	206,373	714	75.14
Co-op	14	1,868,909	1.31	133,493	735	68.51
Townhouse	10	1,548,532	1.08	154,853	696	77.45
Manufactured Home	19	1,392,962	0.97	73,314	643	91.39
Planned Unit Developments (attached)	12	1,293,125	0.90	107,760	704	79.24
Condo High-Rise (9 stories or more)	3	844,664	0.59	281,555	692	80.00
Condo Mid-Rise (5 to 8 stories)	3	464,632	0.32	154,877	791	80.37
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Seasoning of the Group I Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 - 12	375	$82,686,160	57.80%	$220,496	711	68.82%
13 - 24	185	39,559,430	27.65	213,835	701	72.69
25 - 36	43	8,491,995	5.94	197,488	623	75.14
37 - 48	26	5,375,539	3.76	206,751	602	80.04
49 - 60	10	955,072	0.67	95,507	593	90.90
61 - 72	24	4,403,567	3.08	183,482	582	83.35
73 - 84	8	643,267	0.45	80,408	622	87.58
85 - 96	4	169,693	0.12	42,423	565	92.49
97 - 108	2	108,884	0.08	54,442	640	83.66
109 - 120	1	25,795	0.02	25,795	786	90.00
121 - 132	3	129,842	0.09	43,281	716	92.61
133 - 144	6	368,915	0.26	61,486	681	82.05
145 - 156	1	43,405	0.03	43,405	663	40.00
169 - 180	1	90,924	0.06	90,924	623	93.00
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

* As of the Cut-off Date, the weighted average seasoning of the Group I Loans will be approximately 16 months.


Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	541	$118,749,568	83.01%	$219,500	690	71.66%
Reduced Documentation	148	24,302,920	16.99	164,209	709	70.57
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Notional Credit Classification of the Group I Loans

Notional Credit Classification	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Prime	342	$85,517,466	59.78%	$250,051	747	68.04%
Alt A	91	17,914,652	12.52	196,864	679	71.12
Insured	120	13,246,707	9.26	110,389	576	93.42
A-	31	6,589,234	4.61	212,556	598	70.80
Subprime	105	19,784,429	13.83	188,423	586	72.17
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

 **Merrill Lynch**

Group II Loans

Aggregate Outstanding Principal Balance	$165,962,789	
Aggregate Original Principal Balance	$168,018,910	
Number of Group II Loans	420	

	Minimum	Maximum	Average [1]
Original Principal Balance	$10,573	$2,337,500	$400,045
Outstanding Principal Balance	$9,828	$2,332,387	$395,149

	Minimum	Maximum	Weighted Average [2]
Original Term (mos)	120	360	351
Stated remaining Term (mos)	113	358	343
Loan Age (mos)	2	245	7
Current Interest Rate	2.625%	11.250%	4.841%
Initial Interest Rate Cap [3]	1.000%	8.250%	4.606%
Periodic Rate Cap [3]	1.000%	2.000%	1.882%
Gross Margin [3]	0.000%	7.625%	2.264%
Maximum Mortgage Rate [3]	5.000%	17.250%	10.366%
Minimum Mortgage Rate [3]	0.000%	11.250%	2.277%
Months to Roll [3]	1	118	48
Original Loan-to-Value [4] [7]	15.00%	100.00%	72.86%
Current Loan-to-Value [5] [7]	7.00%	100.00%	72.36%
Credit Score [6]	458	827	702

	Earliest	Latest	
Maturity Date	March 1, 2014	August 1, 2034	

	Number of Loans	Principal Balance	% of Principal Balance
Fully Amortizing	223	$72,459,106	43.66%
Interest-Only	197	$93,503,683	56.34%
Loans with Pledged Assets	6	$1,431,955	0.86%
Cooperatives	7	$932,395	0.56%
Condotels	1	$343,454	0.21%
Modified Loans	8	$2,281,844	1.37%

	% of Principal Balance
Loans with DTI Greater Than 60%	7.72%

Delinquency Status (OTS Basis)	% of Principal Balance
Current	100.00%
30-59 days	0.00%

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) In the above Summary Table and the following Group II mortgage loan tables, the original loan-to-value ratio has been calculated based on the original principal balance of the relevant mortgage loan (less the amount secured by pledged assets required at the time of origination, in the case of six mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.
(5) In the above Summary Table and the following Group II mortgage loan tables, the current loan-to-value ratio has been calculated based on the principal balance of the relevant mortgage loan as at the Cut-off Date (less the amount secured by pledged assets required at the time of origination, in the case of six mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.
(6) Minimum and Weighting only for loans with scores.
(7) With respect to each of the Group II Loans indicated in the above summary table or in the following Group II tables as having an original or a current loan-to value ratio equal to 100% (computed on the basis of the original value of the property), a statistical valuation or broker's price opinion was obtained indicating that as of the Cut-off Date the current loan-to-value ratio (computed on the basis of the updated statistical valuation or broker's price opinion and the outstanding principal balance as of the Cut-off Date) was 100% or less.


Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
499 or less	6	$1,443,447	0.87%	$240,574	81.61%
500 to 519	3	757,816	0.46	252,605	83.54
520 to 539	6	1,070,114	0.64	178,352	87.94
540 to 559	7	1,862,899	1.12	266,128	75.38
560 to 579	5	2,098,223	1.26	419,645	66.95
580 to 599	12	4,064,906	2.45	338,742	74.98
600 to 619	20	6,587,297	3.97	329,365	73.58
620 to 639	22	8,252,709	4.97	375,123	72.90
640 to 659	31	11,739,384	7.07	378,690	71.00
660 to 679	36	14,543,029	8.76	403,973	75.11
680 to 699	57	22,973,455	13.84	403,043	72.21
700 to 719	42	21,075,478	12.70	501,797	74.04
720 to 739	36	16,258,250	9.80	451,618	73.93
740 to 759	46	16,272,080	9.80	353,741	75.25
760 or greater	91	36,963,704	22.27	406,195	69.63
Total:	420	$165,962,789	100.00%	$395,149	72.86%

*For substantially all of the Group II Loans, the Credit Score was updated prior to Cut-off Date.

* As of the Cut-off Date, the weighted average Credit Score of the Group II Loans will be approximately 702.


Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	1	$9,828	0.01%	$9,828	688	97.00%
$25,001 to $50,000	7	298,919	0.18	42,703	703	75.52
$50,001 to $100,000	31	2,256,744	1.36	72,798	681	74.00
$100,001 to $200,000	104	14,927,618	8.99	143,535	697	76.60
$200,001 to $300,000	53	12,769,902	7.69	240,942	703	76.44
$300,001 to $400,000	65	22,811,624	13.75	350,948	679	75.88
$400,001 to $500,000	50	22,133,294	13.34	442,666	691	73.65
$500,001 to $600,000	28	15,274,627	9.20	545,522	687	72.63
$600,001 to $700,000	20	12,878,381	7.76	643,919	707	75.70
$700,001 to $800,000	18	13,480,576	8.12	748,921	689	69.36
$800,001 to $900,000	8	6,972,535	4.20	871,567	741	70.62
$900,001 to $1,000,000	9	8,610,471	5.19	956,719	708	70.17
$1,000,001 to $1,100,000	3	3,212,703	1.94	1,070,901	767	72.52
$1,100,001 to $1,200,000	7	8,098,902	4.88	1,156,986	727	74.75
$1,200,001 to $1,300,000	8	10,019,242	6.04	1,252,405	733	64.60
$1,300,001 to $1,400,000	3	4,049,330	2.44	1,349,777	738	71.61
$1,400,001 to $1,500,000	4	5,825,708	3.51	1,456,427	718	68.58
$2,300,001 to $2,400,000	1	2,332,387	1.41	2,332,387	698	56.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Current Mortgage Loan Principal Balances of the Group II Loans

Current Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	1	$9,828	0.01%	$9,828	688	97.00%
$25,001 to $50,000	9	357,702	0.22	39,745	716	73.53
$50,001 to $100,000	32	2,345,630	1.41	73,301	685	71.81
$100,001 to $200,000	104	15,118,602	9.11	145,371	696	77.02
$200,001 to $300,000	52	12,847,811	7.74	247,073	705	76.53
$300,001 to $400,000	65	22,897,493	13.8	352,269	679	75.89
$400,001 to $500,000	49	22,014,865	13.26	449,283	691	73.62
$500,001 to $600,000	28	15,417,634	9.29	550,630	689	72.32
$600,001 to $700,000	19	12,351,374	7.44	650,072	703	75.98
$700,001 to $800,000	18	13,480,576	8.12	748,921	689	69.36
$800,001 to $900,000	8	6,972,535	4.2	871,567	741	70.62
$900,001 to $1,000,000	9	8,610,471	5.19	956,719	708	70.17
$1,000,001 to $1,100,000	3	3,212,703	1.94	1,070,901	767	72.52
$1,100,001 to $1,200,000	7	8,098,902	4.88	1,156,986	727	74.75
$1,200,001 to $1,300,000	8	10,019,242	6.04	1,252,405	733	64.60
$1,300,001 to $1,400,000	3	4,049,330	2.44	1,349,777	738	71.61
$1,400,001 to $1,500,000	4	5,825,708	3.51	1,456,427	718	68.58
$2,300,001 to $2,400,000	1	2,332,387	1.41	2,332,387	698	56.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%


Mortgage Rates of the Group II Loans

Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.5000 to 2.9999	1	$186,297	0.11%	$186,297	652	80.00%
3.0000 to 3.4999	25	14,751,578	8.89	590,063	719	69.47
3.5000 to 3.9999	30	11,464,875	6.91	382,162	711	68.43
4.0000 to 4.4999	63	22,784,459	13.73	361,658	713	74.64
4.5000 to 4.9999	107	43,161,075	26.01	403,375	703	71.85
5.0000 to 5.4999	94	32,849,586	19.79	349,464	698	74.89
5.5000 to 5.9999	60	26,248,075	15.82	437,468	696	72.55
6.0000 to 6.4999	19	7,586,289	4.57	399,278	707	75.76
6.5000 to 6.9999	12	5,625,550	3.39	468,796	681	77.03
7.0000 to 7.4999	2	465,524	0.28	232,762	565	79.60
7.5000 to 7.9999	1	123,555	0.07	123,555	652	67.00
8.0000 to 8.4999	1	387,963	0.23	387,963	481	74.00
8.5000 to 8.9999	2	129,400	0.08	64,700	709	64.42
9.5000 to 9.9999	2	140,850	0.08	70,425	625	56.38
11.0000 to 11.4999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average mortgage rate of the Group II Loans will be approximately 4.8413% per annum.

Net Mortgage Rates of the Group II Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.0000 to 2.4999	1	$186,297	0.11%	$186,297	652	80.00%
2.5000 to 2.9999	25	14,751,578	8.89	590,063	719	69.47
3.0000 to 3.4999	29	11,149,401	6.72	384,462	712	68.35
3.5000 to 3.9999	64	23,099,933	13.92	360,936	712	74.59
4.0000 to 4.4999	106	42,910,366	25.86	404,815	702	71.91
4.5000 to 4.9999	93	32,927,014	19.84	354,054	699	74.83
5.0000 to 5.4999	62	26,703,162	16.09	430,696	696	72.19
5.5000 to 5.9999	19	7,304,483	4.40	384,446	709	77.04
6.0000 to 6.4999	12	5,625,550	3.39	468,796	681	77.03
6.5000 to 6.9999	2	465,524	0.28	232,762	565	79.60
7.0000 to 7.4999	1	123,555	0.07	123,555	652	67.00
7.5000 to 7.9999	1	387,963	0.23	387,963	481	74.00
8.0000 to 8.4999	2	129,400	0.08	64,700	709	64.42
9.0000 to 9.4999	2	140,850	0.08	70,425	625	56.38
10.5000 to 10.9999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group II Loans will approximately 4.4143% per annum.


Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	32	$8,050,538	4.85%	$251,579	728
50.01 to 55.00	16	6,646,586	4.00	415,412	673
55.01 to 60.00	20	13,425,669	8.09	671,283	712
60.01 to 65.00	18	11,767,224	7.09	653,735	713
65.01 to 70.00	44	20,762,453	12.51	471,874	710
70.01 to 75.00	42	17,785,287	10.72	423,459	681
75.01 to 80.00	167	70,036,600	42.20	419,381	713
80.01 to 85.00	12	4,986,707	3.00	415,559	647
85.01 to 90.00	25	5,012,061	3.02	200,482	652
90.01 to 95.00	22	4,130,408	2.49	187,746	664
95.01 to 100.00	22	3,359,257	2.02	152,694	669
Total:	420	$165,962,789	100.00%	$395,149	702

* The weighted average loan-to-value ratio at origination of the Group II Loans will be approximately will be approximately 72.86%.

Current Loan-to-Value Ratios of the Group II Loans

Current Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	36	$8,404,705	5.06%	$233,464	730
50.01 to 55.00	17	7,564,186	4.56	444,952	673
55.01 to 60.00	22	13,342,982	8.04	606,499	719
60.01 to 65.00	21	13,423,070	8.09	639,194	717
65.01 to 70.00	42	19,343,694	11.66	460,564	702
70.01 to 75.00	41	17,459,023	10.52	425,830	682
75.01 to 80.00	162	69,304,583	41.76	427,806	713
80.01 to 85.00	13	4,973,389	3.00	382,568	646
85.01 to 90.00	23	4,776,720	2.88	207,683	661
90.01 to 95.00	24	4,278,788	2.58	178,283	655
95.01 to 100.00	19	3,091,651	1.86	162,718	679
Total:	420	$165,962,789	100.00%	$395,149	702

* The weighted average current loan-to-value ratio of the Group II Loans will be approximately 72.36%.



Geographic Distributions of Mortgaged Properties of the Group II Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
California	136	$72,732,359	43.82%	$534,797	707	71.46%
Florida	43	17,682,782	10.65	411,227	701	72.68
Virginia	12	6,730,683	4.06	560,890	709	73.50
Nevada	15	6,088,082	3.67	405,872	664	76.31
Illinois	16	5,460,644	3.29	341,290	700	75.98
North Carolina	9	5,180,131	3.12	575,570	731	69.62
Colorado	11	4,586,092	2.76	416,917	688	67.08
Georgia	20	4,437,446	2.67	221,872	680	76.23
Maryland	9	4,143,663	2.50	460,407	687	73.99
New York	16	3,729,843	2.25	233,115	680	72.28
Massachusetts	8	3,447,807	2.08	430,976	735	74.47
Other	125	31,743,257	19.13	253,946	701	75.50
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* Other includes other states and the District of Columbia with under 2% concentrations individually.

* No more than approximately 1.7% the Group II Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	260	$99,282,893	59.82%	$381,857	706	78.18%
Rate/Term Refinance	77	32,652,004	19.67	424,052	691	63.79
Equity Refinance	83	34,027,893	20.50	409,975	702	66.06
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	358	$146,629,159	88.35%	$409,579	701	72.90%
Second/Vacation	20	9,764,147	5.88	488,207	710	69.26
Non-Owner Occupied	42	9,569,484	5.77	227,845	716	75.92
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%


Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	230	$95,421,429	57.50%	$414,876	705	72.52%
Planned Unit Developments (detached)	76	40,767,601	24.56	536,416	691	73.00
Condo Low-Rise (less than 5 stories)	66	19,502,703	11.75	295,496	716	72.80
Two- to four- family units	17	5,015,987	3.02	295,058	672	74.41
Condo Mid-Rise (5 to 8 stories)	5	1,132,945	0.68	226,589	731	74.56
Townhouse	4	937,855	0.57	234,464	731	77.35
Co-op	7	932,395	0.56	133,199	756	75.79
Planned Unit Developments (attached)	4	730,956	0.44	182,739	666	81.72
Condo High-Rise (9 stories or more)	3	615,914	0.37	205,305	724	75.78
Manufactured Home	7	561,550	0.34	80,221	703	93.40
Condotel	1	343,454	0.21	343,454	651	50.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Seasoning of the Group II Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 - 12	342	$147,596,463	88.93%	$431,569	704	73.04%
13 - 24	50	12,621,598	7.61	252,432	712	69.56
25 - 36	8	1,773,695	1.07	221,712	608	80.78
37 - 48	10	3,071,352	1.85	307,135	647	72.56
49 - 60	2	231,607	0.14	115,804	570	77.73
61 - 72	1	100,232	0.06	100,232	827	70.00
73 - 84	2	125,808	0.08	62,904	782	59.30
85 - 96	2	246,515	0.15	123,258	583	90.00
97 - 108	1	30,000	0.02	30,000	734	47.00
157 - 168	1	57,197	0.03	57,197	801	70.00
181 or greater	1	108,323	0.07	108,323	817	80.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average seasoning of the Group II Loans will be approximately 7 months.



Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	315	$124,666,287	75.12%	$395,766	694	72.95%
Reduced Documentation	105	41,296,503	24.88	393,300	727	72.61
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Notional Credit Classification of the Group II Loans

Notional Credit Classification	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Prime (non-IO)	144	$49,913,613	30.08%	$346,622	725	73.75%
Prime (IO)	149	74,148,019	44.68	497,638	733	72.09
Alt A (non-IO)	31	9,391,641	5.66	302,956	659	77.82
Alt A (IO)	30	13,456,772	8.11	448,559	650	68.26
Insured (non-IO)	16	2,963,300	1.79	185,206	542	90.74
Insured (IO)	4	1,381,192	0.83	345,298	598	87.78
A- (non-IO)	17	5,638,115	3.40	331,654	609	72.08
A- (IO)	5	2,561,012	1.54	512,202	589	64.36
Subprime (non-IO)	15	4,552,437	2.74	303,496	562	70.93
Subprime (IO)	9	1,956,689	1.18	217,410	588	67.78
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%


Original Interest-Only Terms of the Group II Loans

(Excludes Non Interest-Only Loans)

Original Interest-Only Term In Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
24	1	$187,880	0.20%	$187,880	690	80.00%
36	7	1,756,375	1.88	250,911	748	78.45
60	121	63,234,311	67.63	522,598	705	73.55
84	17	5,515,285	5.90	324,429	749	63.77
120	51	22,809,832	24.39	447,252	721	66.94
Total:	197	$93,503,683	100.00%	$474,638	712	71.47%

As of the cut-off Date, the weighted average original interest-only term of the Group II Loans will be approximately 76 months.

Index Types of the Group II Loans

Index Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 Year LIBOR	242	$117,094,341	70.55%	$483,861	700	73.41%
6 Month LIBOR	100	32,834,335	19.78	328,343	721	70.59
1 Year Treasury	71	12,820,754	7.73	180,574	679	77.03
1 Month LIBOR	4	2,925,830	1.76	731,457	702	60.49
3 Year Treasury	1	141,449	0.09	141,449	782	63.00
Prime Rate	1	88,885	0.05	88,885	781	16.00
6 Month CD	1	57,197	0.03	57,197	801	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Maximum Mortgage Rates of the Group II Loans

Maximum Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.0000 to 5.9999	2	$501,134	0.30%	$250,567	642	91.85%
8.0000 to 8.9999	14	4,742,125	2.86	338,723	710	68.33
9.0000 to 9.9999	145	60,438,644	36.42	416,818	707	72.71
10.0000 to 10.9999	165	62,026,213	37.37	375,916	699	74.00
11.0000 to 11.9999	37	15,249,082	9.19	412,137	699	76.98
12.0000 to 12.9999	41	20,392,757	12.29	497,384	706	67.29
13.0000 to 13.9999	9	1,788,585	1.08	198,732	716	75.42
14.0000 to 14.9999	3	517,363	0.31	172,454	538	71.60
15.0000 to 15.9999	3	249,173	0.15	83,058	708	66.65
17.0000 to 17.9999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average maximum mortgage rate of the Group II Loans will be approximately 10.3661% per annum.


Next Interest Rate Adjustment Dates of the Group II Loans

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
November 2004	12	$7,137,332	4.30%	$594,778	710	68.20%
December 2004	7	3,687,254	2.22	526,751	720	70.63
January 2005	9	6,588,109	3.97	732,012	713	64.74
February 2005	6	894,024	0.54	149,004	697	75.12
March 2005	2	295,314	0.18	147,657	722	47.47
April 2005	9	2,045,453	1.23	227,273	720	66.35
May 2005	2	415,279	0.25	207,639	620	90.00
June 2005	2	156,777	0.09	78,389	745	86.18
July 2005	5	431,514	0.26	86,303	643	84.32
August 2005	1	100,232	0.06	100,232	827	70.00
October 2005	5	780,726	0.47	156,145	636	97.59
January 2006	1	77,064	0.05	77,064	650	60.00
February 2006	1	396,316	0.24	396,316	674	73.00
April 2006	2	764,766	0.46	382,383	662	66.53
May 2006	1	278,590	0.17	278,590	720	80.00
June 2006	2	555,653	0.33	277,827	577	83.31
July 2006	1	524,517	0.32	524,517	573	46.00
August 2006	2	682,236	0.41	341,118	654	80.00
October 2006	2	559,873	0.34	279,937	700	64.87
November 2006	6	1,459,769	0.88	243,295	664	77.82
December 2006	5	1,151,210	0.69	230,242	690	78.12
January 2007	1	477,450	0.29	477,450	753	70.00
March 2007	3	588,319	0.35	196,106	688	66.32
April 2007	3	1,187,605	0.72	395,868	676	67.79
May 2007	8	3,339,057	2.01	417,382	713	74.69
June 2007	7	3,258,811	1.96	465,544	720	84.84
July 2007	2	545,812	0.33	272,906	643	78.60
August 2007	1	161,076	0.10	161,076	675	95.00
September 2007	1	288,968	0.17	288,968	504	90.00
November 2007	1	438,469	0.26	438,469	770	59.00
January 2008	1	324,599	0.20	324,599	531	90.00
February 2008	1	118,429	0.07	118,429	689	80.00
May 2008	1	166,334	0.10	166,334	606	76.00
June 2008	2	490,092	0.30	245,046	732	80.00
July 2008	2	469,705	0.28	234,852	688	76.49
September 2008	3	762,016	0.46	254,005	741	63.75
November 2008	3	997,395	0.60	332,465	710	80.91
December 2008	2	770,997	0.46	385,499	640	59.31
January 2009	6	2,220,529	1.34	370,088	659	75.43
February 2009	18	6,995,241	4.21	388,624	681	78.11


Next Interest Rate Adjustment Dates of the Group II Loans (continued)

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
March 2009	14	6,193,976	3.73	442,427	685	75.50
April 2009	25	9,214,640	5.55	368,586	674	74.96
May 2009	63	26,373,007	15.89	418,619	697	71.60
June 2009	58	31,136,533	18.76	536,837	716	73.55
July 2009	23	14,489,654	8.73	629,985	706	74.00
August 2009	14	6,912,060	4.16	493,719	736	71.62
December 2009	1	239,954	0.14	239,954	458	83.00
February 2010	1	123,555	0.07	123,555	652	67.00
March 2010	2	374,614	0.23	187,307	725	65.91
April 2010	1	145,261	0.09	145,261	753	80.00
May 2010	1	314,407	0.19	314,407	694	69.00
June 2010	5	1,215,036	0.73	243,007	708	72.25
July 2010	4	1,213,688	0.73	303,422	741	76.92
August 2010	3	982,041	0.59	327,347	705	58.48
September 2010	4	2,289,393	1.38	572,348	717	68.41
October 2010	5	1,670,294	1.01	334,059	721	68.89
November 2010	2	193,912	0.12	96,956	703	83.96
December 2010	4	382,019	0.23	95,505	604	86.97
April 2011	7	1,779,942	1.07	254,277	700	67.37
May 2011	3	453,121	0.27	151,040	632	79.56
June 2011	5	1,304,114	0.79	260,823	733	78.09
July 2011	3	1,004,705	0.61	334,902	779	70.37
August 2011	3	452,961	0.27	150,987	715	84.27
February 2013	1	293,500	0.18	293,500	800	48.00
June 2013	1	64,795	0.04	64,795	698	52.00
July 2013	1	78,319	0.05	78,319	806	15.00
August 2013	1	260,000	0.16	260,000	785	80.00
September 2013	1	182,538	0.11	182,538	778	80.00
October 2013	3	1,265,352	0.76	421,784	713	72.16
November 2013	1	123,500	0.07	123,500	824	25.00
December 2013	4	684,582	0.41	171,145	667	71.29
February 2014	1	144,975	0.09	144,975	805	50.00
March 2014	1	109,780	0.07	109,780	678	75.00
April 2014	2	308,361	0.19	154,181	719	71.84
June 2014	1	696,291	0.42	696,291	789	79.00
July 2014	1	259,000	0.16	259,000	800	56.00
August 2014	1	450,000	0.27	450,000	703	77.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average Months to Next Interest Rate Adjustment Date of the Mortgage Loans will be approximately 48 months.


Note Margins of the Group II Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
0.000 to 0.499	2	$137,339	0.08%	$68,670	712	45.64%
1.000 to 1.499	1	917,600	0.55	917,600	679	56.00
1.500 to 1.999	20	10,811,255	6.51	540,563	726	68.22
2.000 to 2.499	316	136,735,826	82.39	432,708	704	73.23
2.500 to 2.999	71	15,312,439	9.23	215,668	683	73.38
4.000 to 4.499	1	247,287	0.15	247,287	681	98.00
5.000 to 5.499	4	1,284,097	0.77	321,024	685	77.84
5.500 to 5.999	3	382,168	0.23	127,389	603	71.55
6.500 to 6.999	1	77,064	0.05	77,064	650	60.00
7.500 to 7.999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average note margin of the Group II Loans will be approximately 2.2636% per annum.


Sensitivity Analysis						
To 10% Call						
% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Class A-I-1						
Avg. Life (yrs)	9.14	1.94	1.33	1.00	0.79	0.65
Window (# months)	208	52	35	27	21	17
Maturity (month-yr)	Feb22	Feb09	Sep07	Jan07	Jul06	Mar06
Class A-I-2						
Avg. Life (yrs)	20.33	6.08	4.05	3.00	2.34	1.92
Window (# months)	69	55	32	23	18	14
Maturity (month-yr)	Oct27	Aug13	Apr10	Nov08	Dec07	Apr07
Class A-I-3						
Avg. Life (yrs)	24.33	10.97	5.00	3.03	2.09	24.33
Window (# months)	33	56	28	17	9	33
Maturity (month-yr)	Jun30	Mar18	Feb11	Aug08	Apr07	Jun30
Class A-I-4						
Avg. Life (yrs)	26.32	15.64	8.56	5.08	3.30	26.32
Window (# months)	11	34	36	28	23	11
Maturity (month-yr)	Apr31	Dec20	Jan14	Nov10	Feb09	Apr31
Class A-I-5						
Avg. Life (yrs)	12.57	7.99	7.19	6.63	6.08	5.37
Window (# months)	282	158	107	75	53	36
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class A-II						
Avg. Life (yrs)	18.06	5.79	3.95	2.91	2.24	1.78
Window (# months)	328	176	124	93	72	58
Maturity (month-yr)	Feb32	Jun19	Feb15	Jul12	Oct10	Aug09
Class M-I-1						
Avg. Life (yrs)	23.23	10.86	7.86	6.03	4.89	4.19
Window (# months)	108	130	98	75	53	37
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class M-I-3						
Avg. Life (yrs)	21.30	8.10	5.75	4.37	3.62	3.24
Window (# months)	85	75	56	41	26	15
Maturity (month-yr)	May29	May16	Mar13	Mar11	Dec09	Jan09
Class M-II-1						
Avg. Life (yrs)	24.28	9.85	6.78	5.09	4.18	3.71
Window (# months)	93	118	86	57	35	20
Maturity (month-yr)	Feb32	Jun19	Feb15	Jul12	Oct10	Aug09


Class M-II-3						
Avg. Life (yrs)	23.96	9.15	6.26	4.68	3.83	3.36
Window (# months)	86	101	73	47	29	16
Maturity (month-yr)	Jul31	Jan18	Jan14	Sep11	Mar10	Feb09
Class M-II-4						
Avg. Life (yrs)	23.47	8.32	5.64	4.22	3.46	3.07
Window (# months)	69	68	48	28	14	4
Maturity (month-yr)	Feb30	Apr15	Dec11	Feb10	Dec08	Feb08



Sensitivity Analysis						
To Maturity						
% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Class A-I-1						
Avg. Life (yrs)	9.14	1.94	1.33	1.00	0.79	0.65
Window (# months)	208	52	35	27	21	17
Maturity (month-yr)	Feb22	Feb09	Sep07	Jan07	Jul06	Mar06
Class A-I-2						
Avg. Life (yrs)	20.33	6.08	4.05	3.00	2.34	1.92
Window (# months)	69	55	32	23	18	14
Maturity (month-yr)	Oct27	Aug13	Apr10	Nov08	Dec07	Apr07
Class A-I-3						
Avg. Life (yrs)	24.33	10.97	5.00	3.03	2.09	24.33
Window (# months)	33	56	28	17	9	33
Maturity (month-yr)	Jun30	Mar18	Feb11	Aug08	Apr07	Jun30
Class A-I-4						
Avg. Life (yrs)	26.90	18.54	10.68	6.08	3.35	26.90
Window (# months)	32	166	177	128	34	32
Maturity (month-yr)	Jan33	Dec31	Oct25	Mar19	Jan10	Jan33
Class A-I-5						
Avg. Life (yrs)	12.57	8.01	7.24	6.73	6.38	6.14
Window (# months)	301	288	259	213	170	134
Maturity (month-yr)	Nov32	Oct31	May29	Jul25	Dec21	Jan19
Class A-II						
Avg. Life (yrs)	18.15	6.18	4.27	3.17	2.45	1.95
Window (# months)	354	313	256	202	161	131
Maturity (month-yr)	Apr34	Nov30	Feb26	Aug21	Mar18	Sep15
Class M-I-1						
Avg. Life (yrs)	23.32	11.26	8.16	6.28	5.10	4.37
Window (# months)	119	177	137	106	79	59
Maturity (month-yr)	Mar32	Nov24	Dec19	Aug16	May14	Sep12
Class M-I-3						
Avg. Life (yrs)	21.30	8.10	5.75	4.37	3.62	3.24
Window (# months)	85	75	56	41	26	15
Maturity (month-yr)	May29	May16	Mar13	Mar11	Dec09	Jan09
Class M-II-1						
Avg. Life (yrs)	24.41	10.30	7.13	5.36	4.41	3.89
Window (# months)	106	166	124	87	60	40
Maturity (month-yr)	Mar33	Jun23	Apr18	Jan15	Nov12	Apr11



Class M-II-3						
Avg. Life (yrs)	23.96	9.15	6.26	4.68	3.83	3.36
Window (# months)	86	101	73	47	29	16
Maturity (month-yr)	Jul31	Jan18	Jan14	Sep11	Mar10	Feb09
Class M-II-4						
Avg. Life (yrs)	23.47	8.32	5.64	4.22	3.46	3.07
Window (# months)	69	68	48	28	14	4
Maturity (month-yr)	Feb30	Apr15	Dec11	Feb10	Dec08	Feb08



Net WAC Rate related to the Class A-I-1 Certificates

(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
20% CPR; Act/360, no losses)

To 10% Call

Month	Static (%)	Shock (%)[2]
1	11.547	11.547
2	5.774	9.500
3	5.588	9.500
4	5.588	9.500
5	6.187	9.500
6	5.588	9.500
7	5.775	9.500
8	5.589	9.500
9	5.776	9.500
10	5.590	9.500
11	5.590	9.500
12	5.776	9.500
13	5.590	9.500
14	5.777	9.500
15	5.591	9.500
16	5.591	9.500
17	6.190	9.500
18	5.592	9.500
19	5.778	9.500
20	5.592	9.500
21	5.779	9.500
22	5.593	9.500
23	5.593	9.500
24	5.780	9.500
25	5.594	9.500
26	5.780	9.500
27	5.594	9.500
28	NA	NA

[1] 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
[2] Assumes payments are received from the related Yield Maintenance Agreement.


Net WAC Rate related to the Class A-II

(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
25% CPR; Act/360, no losses)

To 10% Call

Month	Static (%)	Shock (%)[2]	Month	Static (%)	Shock (%)[2]
1	8.828	8.828	42	4.319	9.500
2	4.424	9.500	43	4.465	9.500
3	4.282	9.500	44	4.321	9.500
4	4.281	9.500	45	4.465	9.500
5	4.739	9.500	46	4.306	9.500
6	4.281	9.500	47	4.306	9.500
7	4.423	9.500	48	4.450	9.500
8	4.280	9.500	49	4.306	9.500
9	4.423	9.500	50	4.470	9.500
10	4.280	9.500	51	4.299	9.500
11	4.280	9.500	52	4.274	9.500
12	4.423	9.500	53	4.726	9.500
13	4.280	9.500	54	4.268	9.500
14	4.422	9.500	55	4.409	9.500
15	4.280	9.500	56	4.255	9.500
16	4.279	9.500	57	4.330	9.513
17	4.738	9.500	58	4.190	9.500
18	4.279	9.500	59	4.190	9.500
19	4.422	9.500	60	4.330	9.541
20	4.279	9.500	61	4.190	9.500
21	4.421	9.500	62	4.325	9.669
22	4.279	9.500	63	4.185	9.500
23	4.279	9.500	64	4.185	9.564
24	4.421	9.500	65	4.634	10.612
25	4.278	9.500	66	4.185	9.585
26	4.421	9.500	67	4.324	9.910
27	4.279	9.500	68	4.185	9.596
28	4.279	9.500	69	4.324	9.922
29	4.737	9.500	70	4.184	9.602
30	4.278	9.500	71	4.184	9.602
31	4.421	9.500	72	4.323	9.922
32	4.278	9.500	73	4.184	9.602
33	4.421	9.500	74	4.323	9.930
34	4.320	9.500	75	4.183	9.610
35	4.320	9.500	76	4.183	9.610
36	4.464	9.500	77	4.631	10.640
37	4.319	9.500	78	4.183	9.611
38	4.463	9.500	79	4.322	9.931
39	4.319	9.500	80	4.183	9.611
40	4.319	9.500	81	4.322	9.931
41	4.617	9.500	82	NA	NA

[1] 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
[2] Assumes payments are received from the related Yield Maintenance Agreement.


Net WAC Rate related to the Class M-II

(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
25% CPR; Act/360, no losses)

To 10% Call

Month	Static (%)	Shock (%)	Month	Static (%)	Shock (%)
1	8.828	8.828	42	4.319	9.500
2	4.424	9.500	43	4.465	9.500
3	4.282	9.500	44	4.321	9.500
4	4.281	9.500	45	4.465	9.500
5	4.739	9.500	46	4.306	9.500
6	4.281	9.500	47	4.306	9.500
7	4.423	9.500	48	4.450	9.500
8	4.280	9.500	49	4.306	9.500
9	4.423	9.500	50	4.470	9.500
10	4.280	9.500	51	4.299	9.500
11	4.280	9.500	52	4.274	9.500
12	4.423	9.500	53	4.726	9.500
13	4.280	9.500	54	4.268	9.500
14	4.422	9.500	55	4.409	9.500
15	4.280	9.500	56	4.255	9.500
16	4.279	9.500	57	4.330	9.513
17	4.738	9.500	58	4.190	9.500
18	4.279	9.500	59	4.190	9.500
19	4.422	9.500	60	4.330	9.541
20	4.279	9.500	61	4.190	9.500
21	4.421	9.500	62	4.325	9.669
22	4.279	9.500	63	4.185	9.500
23	4.279	9.500	64	4.185	9.564
24	4.421	9.500	65	4.634	10.612
25	4.278	9.500	66	4.185	9.585
26	4.421	9.500	67	4.324	9.910
27	4.279	9.500	68	4.185	9.596
28	4.279	9.500	69	4.324	9.922
29	4.737	9.500	70	4.184	9.602
30	4.278	9.500	71	4.184	9.602
31	4.421	9.500	72	4.323	9.922
32	4.278	9.500	73	4.184	9.602
33	4.421	9.500	74	4.323	9.930
34	4.320	9.500	75	4.183	9.610
35	4.320	9.500	76	4.183	9.610
36	4.464	9.500	77	4.631	10.640
37	4.319	9.500	78	4.183	9.611
38	4.463	9.500	79	4.322	9.931
39	4.319	9.500	80	4.183	9.611
40	4.319	9.500	81	4.322	9.931
41	4.617	9.500	82	NA	NA

[1] 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
(2) Assumes payments are received from the related Yield Maintenance Agreement.

 **Merrill Lynch**

Class A-I-1 Yield Maintenance Agreement Schedule
and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	59,003,000	9.330	9.330
2	56,153,899	5.604	9.330
3	53,358,443	5.418	9.330
4	50,617,374	5.418	9.330
5	47,929,652	6.017	9.330
6	45,294,254	5.418	9.330
7	42,710,180	5.605	9.330
8	40,176,444	5.419	9.330
9	37,692,084	5.606	9.330
10	35,256,153	5.420	9.330
11	32,867,722	5.420	9.330
12	30,525,881	5.606	9.330
13	28,229,735	5.420	9.330
14	25,978,410	5.607	9.330
15	23,771,044	5.421	9.330
16	21,606,794	5.421	9.330
17	19,484,832	6.020	9.330
18	17,404,347	5.422	9.330
19	15,364,542	5.608	9.330
20	13,364,635	5.422	9.330
21	11,403,860	5.609	9.330
22	9,481,466	5.423	9.330
23	7,596,713	5.423	9.330
24	5,748,879	5.610	9.330
25	3,937,254	5.424	9.330
26	2,161,140	5.610	9.330
27	419,855	5.424	9.330

 **Merrill Lynch**

Class A-II Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	156,751,000	8.478	9.150	33	66,371,925	4.222	9.150
2	152,731,570	4.209	9.150	34	64,533,155	4.876	9.150
3	148,806,070	4.064	9.150	35	62,738,892	4.877	9.150
4	144,975,311	4.064	9.150	36	60,988,061	5.051	9.150
5	141,237,012	4.541	9.150	37	59,279,614	4.878	9.150
6	137,588,950	4.068	9.150	38	59,279,614	5.053	9.150
7	134,028,954	4.215	9.150	39	57,957,875	4.879	9.150
8	130,554,907	4.068	9.150	40	56,546,743	5.060	9.150
9	127,164,739	4.215	9.150	41	55,169,786	5.434	9.150
10	123,856,435	4.070	9.150	42	53,826,180	5.061	9.150
11	120,628,055	4.070	9.150	43	52,515,120	5.271	9.150
12	117,477,644	4.218	9.150	44	51,236,135	5.091	9.150
13	114,403,326	4.070	9.150	45	49,988,131	5.273	9.150
14	111,403,270	4.218	9.150	46	48,770,360	5.346	9.150
15	108,475,687	4.070	9.150	47	47,582,713	5.346	9.150
16	105,618,835	4.071	9.150	48	46,423,830	5.537	9.150
17	102,831,019	4.545	9.150	49	45,293,017	5.348	9.150
18	100,110,568	4.071	9.150	50	44,189,598	5.719	9.150
19	97,455,860	4.219	9.150	51	43,114,558	5.823	9.150
20	94,865,314	4.071	9.150	52	42,068,054	6.864	9.150
21	92,337,383	4.219	9.150	53	41,055,132	7.758	9.150
22	89,870,528	4.072	9.150	54	40,067,321	6.973	9.150
23	87,463,317	4.072	9.150	55	39,103,158	7.282	9.150
24	85,114,307	4.220	9.150	56	38,161,920	7.412	9.150
25	82,822,097	4.072	9.150	57	37,241,014	9.150	9.150
26	80,585,318	4.220	9.150	58	36,333,993	8.864	9.150
27	78,402,636	4.074	9.150	59	35,448,886	8.883	9.150
28	76,272,778	4.075	9.150	60	34,585,229	9.150	9.150
29	74,194,446	4.549	9.150	61	33,742,411	8.884	9.150
30	72,166,391	4.075	9.150	62	32,919,931	9.150	9.150
31	70,187,403	4.222	9.150	63	32,117,960	9.069	9.150
32	68,256,299	4.075	9.150	64	-	0.000	0.000


Class M-II Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	7,632,000	7.678	8.350	33	7,632,000	3.422	8.350
2	7,632,000	3.409	8.350	34	7,632,000	4.076	8.350
3	7,632,000	3.264	8.350	35	7,632,000	4.077	8.350
4	7,632,000	3.264	8.350	36	7,632,000	4.251	8.350
5	7,632,000	3.741	8.350	37	7,632,000	4.078	8.350
6	7,632,000	3.268	8.350	38	6,271,961	4.253	8.350
7	7,632,000	3.415	8.350	39	5,997,890	4.079	8.350
8	7,632,000	3.268	8.350	40	5,851,856	4.260	8.350
9	7,632,000	3.415	8.350	41	5,709,359	4.634	8.350
10	7,632,000	3.270	8.350	42	5,570,313	4.261	8.350
11	7,632,000	3.270	8.350	43	5,434,636	4.471	8.350
12	7,632,000	3.418	8.350	44	5,302,277	4.291	8.350
13	7,632,000	3.270	8.350	45	5,173,125	4.473	8.350
14	7,632,000	3.418	8.350	46	5,047,101	4.546	8.350
15	7,632,000	3.270	8.350	47	4,924,195	4.546	8.350
16	7,632,000	3.271	8.350	48	4,804,266	4.737	8.350
17	7,632,000	3.745	8.350	49	4,687,241	4.548	8.350
18	7,632,000	3.271	8.350	50	4,573,052	4.919	8.350
19	7,632,000	3.419	8.350	51	4,461,799	5.023	8.350
20	7,632,000	3.271	8.350	52	4,353,499	6.064	8.350
21	7,632,000	3.419	8.350	53	4,248,675	6.958	8.350
22	7,632,000	3.272	8.350	54	4,146,449	6.173	8.350
23	7,632,000	3.272	8.350	55	4,046,671	6.482	8.350
24	7,632,000	3.420	8.350	56	3,935,060	6.612	8.350
25	7,632,000	3.272	8.350	57	3,820,076	8.350	8.350
26	7,632,000	3.420	8.350	58	3,706,826	8.064	8.350
27	7,632,000	3.274	8.350	59	3,596,312	8.083	8.350
28	7,632,000	3.275	8.350	60	3,488,477	8.350	8.350
29	7,632,000	3.749	8.350	61	3,383,243	8.084	8.350
30	7,632,000	3.275	8.350	62	3,280,549	8.350	8.350
31	7,632,000	3.422	8.350	63	3,180,415	8.269	8.350
32	7,632,000	3.275	8.350	64	-	0.000	0.000

ABS New Transaction

Computational Materials

$[306,933,000] (approximate)
Mortgage Loan Asset-Backed Certificates,
RAAC Series 2004-SP3

GMAC RFC

RAAC Series 2004-SP3 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about November 4, 2004
	Settlement Date:	On or about November 10, 2004
	First Payment Date:	November 26, 2004
Structure:	Group I (Fixed)	$[143,052,488] senior/subordinate structure
	Group II (ARMs)	$[165,962,789] senior/subordinate structure
	Rating Agencies:	Moody's and Standard & Poor's

November 2, 2004

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

GMAC RFC Securities

RAAC Series 2004-SP3 Trust Structural Summary

November 2, 2004
$[306,933,000] (Approximate – Subject to Revision)

Characteristics of the Certificates [1], [2], [3]

Class	Loan Group	Expected Amount ($)	Expected Ratings (S&P/Moody's)	Bond Type [4]	Pmt. Delay (days)	Interest Actual/Actual Basis	WAL (yrs.) to Call / Maturity	Pmt. Window (mos.) to Call / Maturity	Exp. Maturity to Call / Maturity	Final Scheduled Maturity [10]
A-I-1	1	$ 59,003,000	AAA / Aaa	Sr Fltr [4]	0	Actual/360	1.00 / 1.00	1 - 27 / 1 - 27	01/07 / 01/07	March 2022
A-I-2	1	$ 28,020,000	AAA / Aaa	Sr Fxd [6]	24	30/360	3.00 / 3.00	27 - 49 / 27 - 49	11/08 / 11/08	November 2027
A-I-3	1	$ 37,154,000	AAA / Aaa	Sr Fxd [5,6]	24	30/360	6.89 / 8.02	49 - 111 / 49 - 252	01/14 / 10/25	September 2034
A-I-4	1	$ 13,797,000	AAA / Aaa	Sr Fxd – NAS [6]	24	30/360	6.63 / 6.73	37 - 111 / 37 - 249	01/14 / 07/25	December 2032
M-I-1	1	$ 2,288,000	AA / Aa2	Mez Fxd [7]	24	30/360	6.03 / 6.28	37 - 111 / 37 - 142	01/14 / 08/16	September 2034
M-I-2	1	$ 1,573,000					*Not Offered Hereby*			
M-I-3	1	$ 715,000	BBB / Baa2	Mez Fxd [7]	24	30/360	4.37 / 4.37	37 - 77 / 37 - 77	03/11 / 03/11	September 2034
A-II	2	$ 156,751,000	AAA / Aaa	Sr Fltr [3,8]	0	Actual/360	2.91 / 3.17	1 - 93 / 1 - 202	07/12 / 08/21	September 2034
M-II-1	2	$ 3,485,000	AA / Aa2	Mez Fltr [3,9]	0	Actual /360	5.09 / 5.36	37 - 93 / 37 - 123	07/12 / 01/15	September 2034
M-II-2	2	$ 2,489,000					*Not Offered Hereby*			
M-II-3	2	$ 1,244,000	BBB / Baa1	Mez Fltr [3,9]	0	Actual /360	4.68 / 4.68	37 - 83 / 37 - 83	09/11 / 09/11	September 2034
M-II-4	2	$ 414,000	BBB- / Baa3	Mez Fltr [3,9]	0	Actual /360	4.22 / 4.22	37 - 64 / 37 - 64	02/10 / 02/10	September 2034
Total		$ 306,933,000								

Notes:

(1) Class sizes subject to a permitted variance in the aggregate of 10%.

(2) Pricing Prepayment Assumption: Group I Loans: 20% CPR
Group II Loans: 25% CPR

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call and (ii) to maturity.

(4) The pass-through rate on the Class A-I-1 Certificates will be equal to the lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.

(5) If the 10% optional call is not exercised in respect of Group I, the coupon on the Class A-I-3 Certificates will increase by 0.50% per annum, beginning on the second Distribution Date after the first possible optional call date in respect of Group I. If the 10% optional call is not exercised in respect of Group II, the margin on the Class A-II Certificates will double and the margin on the Class M-II Certificates will increase to 1.5x the original margin, in each case beginning on the second Distribution Date after the first possible optional call date in respect of Group II.

(6) The pass-through rates on the Class A-I-2, Class A-I-3 and Class A-I-4 Certificates, will be subject to the Group I Net WAC Cap.

(7) The pass-through rates on the Class M-I-1, Class M-I-2 and Class M-I-3 Certificates will be equal to the related fixed rate per annum and will be subject to the Group I Net WAC Cap.

(8) The pass-through rate on the Class A-II Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.

(9) The pass-through rates on the Class M-II-1, Class M-II-2, Class M-II-3 and Class M-II-4 Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.

(10) Calculated based on 0% CPR, no losses, no excess cashflow, no overcollateralization, to maturity and Final Scheduled Maturity on Class A-I-3, Class A-II and the Class M Certificates being one month after the maturity date of the latest maturing loan.

Issuer:	RAAC Series 2004-SP3 Trust.
Certificates:	The Class A-I-1 through Class A-I-4 Certificates (collectively, the "Class A-I Certificates") are backed by first lien, fixed-rate mortgage loans (the "Group I Loans").
	The Class A-II Certificates are backed by first lien, adjustable-rate mortgage loans (the "Group II Loans").
	The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates."
	The Class M-I-1 through Class M-I-3 Certificates (collectively, the "Class M-I Certificates") are backed by the Group I Loans.
	The Class M-II-1 through Class M-II-4 Certificates (collectively, the "Class M-II Certificates") are backed by the Group II Loans.
	Class M-I-1 Certificates and Class M-II-1 Certificates (the "Class M-1 Certificates"); Class M-I-2 Certificates and Class M-II-2 Certificates (the "Class M-2 Certificates"); Class M-I-3 Certificates and Class M-II-3 Certificates (the "Class M-3 Certificates"); Class M-II-4 Certificates (the "Class M-4 Certificates").
	The Class M-I-2 Certificates and the Class M-II-2 Certificates are not offered hereby.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Co-Managers:	Credit Suisse First Boston LLC and Residential Funding Securities Corporation.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding").
Subservicer:	Primary servicing will be provided by Bank of America, N.A. with respect to approximately 30.85% of the Group I Loans and 77.76% of the Group II Loans, Cendant Mortgage Corporation with respect to approximately 33.80% of the Group I Loans and 20.23% of the Group II Loans, and Cambridge Mortgage Corporation with respect to 28.28% of the Group I Loans and none of the Group II Loans.
Cut-off Date:	October 1, 2004.
Settlement Date:	On or about November [10], 2004.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on November 26, 2004.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A and Class M-1 Certificates: $25,000 and integral multiples of $1 in excess thereof. For the Class M-2 and Class M-3 Certificates: $250,000 and integral multiples of $1 in excess thereof.

ERISA Considerations:	It is expected that, as of the Settlement Date, the Class A Certificates and Class M Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions.
Legal Investment:	The Certificates will <u>not</u> constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Tax Status:	One or more REMIC elections.
Collateral Description:	Two loan groups: Group I (fixed) and Group II (adjustable).

- Group I Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $143,052,488 as of the Cut-off Date.

- Group II Loans will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $165,962,789 as of the Cut-off Date.

Approximately 56.34% of the Group II Loans provide for an initial interest only period of up to 10 years.

Pricing Prepayment Assumption:	Group I – 20% CPR. Group II – 25% CPR.
Optional Calls:	If the aggregate principal balance of the mortgage loans in either Group I or Group II falls below 10% of the original aggregate principal balance thereof (each, an "Optional Call Date"), the Master Servicer may terminate the portion of the trust related to that loan group. The optional calls are independent of each other.
The Principal Investment Activities Program:	The mortgage loans included in the trust were acquired and evaluated under Residential Funding's Principal Investment Activities Program ("PIA"). The PIA program, among other types of collateral, targets seasoned assets offered in the secondary market. These loans may be called loans, loans acquired as part of portfolio sales, or may be loans with program exceptions or may be secured by unusual property types. The loans may have document deficiencies or have prior and/or current delinquencies or a combination of one or more of the foregoing.

The PIA program's process for acquiring a loan is intended to determine whether the characteristics of the loan, the borrower and the collateral, taken as a whole, represent an acceptable lending risk. The factors considered may include:

- the mortgage loan's payment terms and characteristics;
- the borrower's credit profile, both current and, if available, at origination;
- an analysis of the mortgagor's ability and willingness to make full and timely repayment;
- the value of the mortgaged property, as evidenced by a broker's price opinion, statistical value or comparison with real estate listings of comparable properties; and
- the quality of the available legal documentation associated with the loan, including certain aspects of compliance with relevant laws.

PIA's due diligence is tailored to address the particular risk profile of each acquisition.

Mortgage loans acquired under the PIA program may have unusual payment terms and characteristics. For example, they may be balloon loans, negative amortization loans, may have some of their payments deferred (documented and undocumented), may provide for simple interest or may adjust based on an uncommon index. The loans may have been modified following a payment delinquency, and as a result the final maturity of the loan may have been extended, or a balloon payment may be required to be paid by the borrower at the maturity of the loan.

The values of mortgaged properties securing loans acquired under the PIA program obtained are generally compared to an estimated value, recent listings of comparable properties, statistical values and/or broker's price opinions.

The PIA program loans may have missing or defective loan documentation. Mortgage notes, intervening assignments and title insurance may not be included in the related mortgage file. Residential Funding Corporation will not be obligated to repurchase any PIA program loan because of such missing or defective documentation unless the omission or defect materially interferes with the servicer's or master servicer's ability to foreclose on the related mortgaged property.

Credit Enhancement:

A. Subordination

Except as described below, if the Class M Certificates remain outstanding, losses on the mortgage loans of a loan group which are not covered by excess cash flow or overcollateralization will be allocated to the class of Class M Certificates of that loan group with the lowest payment priority, and the other classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the Class M Certificates of a loan group are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

Group I		Group II	
Class	Initial Subordination[1]	Class	Initial Subordination[1]
Class A-I	[3.55]%	Class A-II	[5.55]%
Class M-I-1	[1.95]%	Class M-II-1	[3.45]%
Class M-I-2	[0.85]%	Class M-II-2	[1.95]%
Class M-I-3	[0.35]%	Class M-II-3	[1.20]%
		Class M-II-4	[0.95]%

[1] Includes the initial overcollateralization requirement as described herein.

B. Overcollateralization ("OC")

	Group I	Group II
Initial (% Orig.)	[0.35]%	[0.95]%
Required OC Amount (% Orig.)	[0.35]%	[0.95]%
Stepdown Required OC Amount (% Current)[1]	[0.70]%	[1.90]%
OC Floor (% Orig.)	[0.35]%	0.50%
OC Holiday	None	None

[1] Subject to certain trigger events as specified herein.

C. Excess Cashflow

For either loan group on any Distribution Date, the sum of (a) the excess of the related available distribution amount over the sum of (x) the interest distribution amount for the related classes of Certificates and (y) the related principal remittance amount and (b) any related overcollateralization reduction amounts.

Excess Cashflow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Cross-Collateralization: The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of overcollateralization in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

Interest Distributions: On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or Excess Cashflow) will be paid to the holders of Certificates to the extent of the available distribution amount from the related loan group in the following order of priority:

(1) With respect to Group I, to the Class A-I Certificates, pro rata, and with respect to Group II, to the Class A-II Certificates;

(2) To the related Class M-1 Certificates;

(3) To the related Class M-2 Certificates;

(4) To the related Class M-3 Certificates; and

(5) With respect to Group II, to the Class M-4 Certificates.

Principal Distributions: For each loan group on each Distribution Date, the related Principal Distribution Amount will be distributed as follows:

(1) To the related Class A Certificates, the related Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(2) To the related Class M-1 Certificates, the related Class M-1 Principal Distribution Amount, until the certificate principal balance of the related Class M-1 Certificates is reduced to zero;

(3) To the related Class M-2 Certificates, the related Class M-2 Principal Distribution Amount, until the certificate principal balance of the related Class M-2 Certificates is reduced to zero;

(4) To the related Class M-3 Certificates, the related Class M-3 Principal Distribution Amount, until the certificate principal balance of the related Class M-3 Certificates is reduced to zero; and

(5) With respect to Group II, to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero.

Class A Principal Distributions: The Class A Principal Distribution Amount for Group I will be distributed in the following order of priority:

(1) To the Class A-I-4 Certificates, the Class A-I-4 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero;

(2) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(3) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(4) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero; and

(5) To the Class A-I-4 Certificates, until the certificate principal balance thereof is reduced to zero.

The Class A Principal Distribution Amount for Group II will be distributed to the Class A-II Certificates until the certificate principal balance thereof is reduced to zero.

Excess Cashflow Distributions: On any Distribution Date, the Excess Cashflow for each loan group will be allocated in the following order of priority:

(1) To pay the holders of the related Certificates the principal portion of realized losses (in the order of priority as described above under "Principal Distributions"), incurred on the Mortgage Loans in that loan group for the preceding calendar month;

(2) To pay the holders of the non-related Certificates the principal portion of realized losses (in the order of priority as described above under "Principal Distributions"), incurred on the Mortgage Loans in that non-related loan group for the preceding calendar month to the extent not covered by Excess Cashflow from that non-related loan group;

(3) To pay the holders of the related Certificates in respect of principal (in the order of priority as described above under "Principal Distributions"), until the related Required Overcollateralization Amount has been achieved;

(4) To pay the holders of the non-related Certificates in respect of principal (in the order of priority as described above under "Principal Distributions"), until the related Required Overcollateralization Amount for that non-related loan group has been achieved to the extent not covered by Excess Cashflow from that non-related loan group;

(5) To pay to the holders of the related Certificates, pro rata based on prepayment interest shortfalls allocated thereto, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by related Eligible Master Servicing Compensation on that Distribution Date;

(6) To pay to the holders of the non-related Certificates, pro rata based on prepayment interest shortfalls allocated thereto, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation or Excess Cashflow from that non-related loan group on that Distribution Date;

(7) To pay to the holders of the related Certificates, pro rata based on the amount of any unpaid prepayment interest shortfalls previously allocated thereto, the amount of any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon;

(8) To pay to the holders of the non-related Certificates, pro rata based on the amount of any unpaid prepayment interest shortfalls previously allocated thereto, the amount of any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon, to the extent not covered by Excess Cashflow from that non-related loan group;

(9) To pay to the holders of the related Class A Certificates, pro-rata based on the amount of any unpaid Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts as applicable, and then sequentially to the related Class M-1, Class M-2, Class M-3 and, if applicable,

Class M-4 Certificates, in that order, the amount of any Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts, as applicable to the extent not covered by the Yield Maintenance Agreement, as applicable;

(10) To pay to the holders of the non-related Class A Certificates, pro-rata based on the amount of any Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts as applicable, and then sequentially to the non-related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the amount of any Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts, as applicable, in each case to the extent not covered by Excess Cashflow from that non-related loan group and to the extent not covered by the Yield Maintenance Agreement, as applicable;

(11) To pay to the holders of the related Certificates, pro rata based on Relief Act Shortfalls allocated thereto for that Distribution Date, the amount of any Relief Act Shortfall occurring in the current interest accrual period;

(12) To pay to the holders of the non-related Certificates, pro rata based on Relief Act Shortfalls allocated thereto for that Distribution Date, the amount of any Relief Act Shortfall occurring in the current interest accrual period to the extent not covered by Excess Cashflow for that non-related loan group;

(13) To pay to the holders of the related Class A Certificates, pro rata, and the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(14) To pay to the holders of the non-related Class A Certificates, pro rata, and then sequentially to the non-related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the principal portion of any realized losses previously allocated thereto that remain unreimbursed to the extent not covered by Excess Cashflow for that non-related loan group; and

(15) To pay to the holder of the related Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Interest Accrual Period:

Class A-I-2, Class A-I-3, Class A-I-4 and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap.
- The Class A-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- On each Distribution Date, for the Class A-I-2 Certificates, interest will accrue at a fixed rate equal to its fixed rate coupon.

- On each Distribution Date, for the Class A-I-3, Class A-I-4 and Class M-I Certificates, interest will accrue at a fixed rate equal to the lesser of (a) their respective fixed rate coupons and (b) the Group I Net WAC Cap.
- The fixed rate coupon on the Class A-I-3 Certificates will increase by 0.50% per annum for any Distribution Date beginning on the second Distribution Date after the first possible related Optional Call Date.
- The Class M-II-1 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-1 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-1 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-2 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-2 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-2 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-3 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-3 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-3 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-4 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-4 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-4 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.

Group I Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

Group I Net WAC Cap Shortfall: With respect to each class of Class A-I Certificates and Class M-I Certificates, and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of Certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group I Net WAC Cap did not apply, over (ii) accrued certificate interest calculated using the Group I Net WAC Cap.

Group I Net WAC Cap Shortfall Carry-Forward Amount: For any Distribution Date on which the Pass-Through Rate on the Class A-1 Certificates and Class M-1 Certificates is limited to the Group I Net WAC Cap Rate, the resulting Group I Net WAC Cap Shortfall will carry forward with interest thereon (the "Group I Net WAC Cap Shortfall Carry-Forward Amount").

Group II Net WAC Cap:	For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.
Group II Basis Risk Shortfall:	With respect to each class of Class A-II Certificates and Class M-II Certificates, and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of Certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group II Net WAC Cap did not apply, provided that this rate does not exceed 14.00% per annum over (ii) accrued certificate interest calculated using the Group II Net WAC Cap.
Group II Basis Risk Shortfall Carry-Forward Amount:	For any Distribution Date on which the Pass-Through Rate on the Class A-II Certificates and Class M-II Certificates is limited to the Group II Net WAC Cap Rate, the resulting Group II Basis Risk Shortfall will carry forward with interest thereon (the "Group II Basis Risk Shortfall Carry-Forward Amount").
Yield Maintenance Agreement:	The Class A-I-1 Certificates, the Class A-II Certificates and the Class M-II Certificates will have the benefit of a series of payments pursuant to separate yield maintenance agreements (each a "Yield Maintenance Agreement"). With respect to any Distribution Date, payments received under the applicable Yield Maintenance Agreement will be available to pay the holders of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable) any related Group I Net WAC Cap Shortfall Carry-Forward Amount (in the case of the Class A-I-1 Certificates) or Group II Basis Risk Shortfall Carry Forward Amount (in the case of the Class A-II Certificates and the Class M-II Certificates).
	On each Distribution Date, payments under each Yield Maintenance Agreement will be made on a notional balance (each a "Yield Maintenance Notional Balance") equal to the lesser of (i) the aggregate certificate principal balance of the Class A-I-1 Certificates, the Class A-II Certificates or Class M-II Certificates (as applicable) and (ii) the amount set forth in the relevant Yield Maintenance Agreement Schedule attached hereto. To the extent that the relevant Yield Maintenance Notional Balance in respect of a Distribution Date exceeds the aggregate certificate principal balance of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable) on that Distribution Date (prior to any payments being made on such date), the amount payable under such Yield Maintenance Agreement in respect of such excess will not be available to the holders of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable).
Weighted Average Monthly Fees:	Master servicing fee and sub-servicing fee of approximately: 0.308% for Group I 0.427% for Group II
Net Mortgage Rate:	With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.



**Eligible Master Servicing
Compensation:**

For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances:

The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount:

With respect to either loan group and any Distribution Date, the excess, if any, of the aggregate stated principal balance of the mortgage loans in that loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the related Class A Certificates and Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

**Required Overcollateralization
Amount:**

With respect to Group I and any Distribution Date, (a) if such Distribution Date is prior to the related Stepdown Date, [0.35]% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the related Stepdown Date, the greater of (i) [0.70]% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the related Overcollateralization Floor, provided, however, that if a Trigger Event is in effect on any Distribution Date, the Required Overcollateralization Amount shall equal the Required Overcollateralization Amount from the immediately preceding Distribution Date.

With respect to Group II and any Distribution Date, (a) if such Distribution Date is prior to the related Stepdown Date, [0.95]% of the aggregate stated principal balance of the Group II Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the related Stepdown Date, the greater of (i) [1.90]% of the then current aggregate stated principal balance of the Group II Loans as of the end of the related due period and (ii) the related Overcollateralization Floor, provided, however, that if a Trigger Event is in effect on any Distribution Date, the Required Overcollateralization Amount shall equal the Required Overcollateralization Amount from the immediately preceding Distribution Date.

Trigger Event [1]:

A Trigger Event is in effect with respect to a loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [50.00]% of the related Senior Enhancement Percentage in the case of Loan Group I, or [40.00]% of the related Senior Enhancement Percentage in the case of Loan Group II, or (ii) cumulative realized losses on the mortgage loans in that loan group as a percentage of the initial aggregate principal balance of the mortgage loans in that loan group as of the Cut-off Date exceed the following amounts:

---

[1] Percentages for Delinquency and Cumulative Loss Trigger Events are subject to rating agency confirmation

		Group I	Group II
Months 37-48		[0.50]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter	[0.50]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Months 49-60		[0.75]%	[0.75]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Month 61 and thereafter		[0.75]%	[1.00]%

Sixty-Plus Delinquency Percentage: With respect to either loan group and any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans in that loan group that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans in that loan group immediately preceding that Distribution Date.

Senior Enhancement Percentage: For either loan group and on any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the mortgage loans in that loan group after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor: With respect to Group I, an amount equal to 0.35% of the aggregate stated principal balance of the mortgage loans of group I as of the Cut-off Date. With respect to Group II, an amount equal to 0.50% of the aggregate stated principal balance of the mortgage loans of loan group II as of the Cut-off Date

Overcollateralization Reduction Amount: For either loan group on any Distribution Date for which the Excess Overcollateralization Amount for that loan group is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that loan group for that Distribution Date and (ii) principal collected on the mortgage loans in that loan group for that Distribution Date.

Excess Overcollateralization Amount: For either loan group on any Distribution Date, the excess, if any, of the Overcollateralization Amount for that loan group over the Required Overcollateralization Amount for that loan group.

Principal Remittance Amount: For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the mortgage loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of related mortgage loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all


other unscheduled collections received on the related mortgage loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding Subsequent Recoveries.

Principal Distribution Amount: For any Distribution Date and each loan group, the lesser of (a) the sum of (i) the excess of (x) the related available distribution amount over (y) the related interest distribution amount and (ii) any non-related Excess Cashflow used to pay principal on the related certificates and (b) the sum of (x) the Principal Remittance Amount for the related Mortgage Loans and (y) the Excess Cashflow to the extent distributable as principal to cover realized losses on the related mortgage loans and to reach the related Required Overcollateralization Amount minus any related Overcollateralization Reduction Amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

Class A Principal Distribution Amount: With respect to either loan group and any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

* the Principal Distribution Amount for that Distribution Date; and

* the excess, if any, of (A) the aggregate certificate principal balance of the related Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class A-I-4 Lockout Distribution Amount: For any Distribution Date, the product of (x) the Class A-I-4 Lockout Percentage (as set forth in the underlying table) for that Distribution Date and (y) the Class A-I-4 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-4 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the certificate principal balance of the Class A-I-4 Certificates immediately prior to that Distribution Date.


Class A-I-4

Pro Rata Distribution Amount: For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-4 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-4 Lockout Percentage:

Distribution Dates	Lockout Percentage
November 2004 through and including October 2007	0%
November 2007 through and including October 2009	45%
November 2009 through and including October 2010	80%
November 2010 through and including October 2011	100%
November 2011 and thereafter	300%

Class M-1 Principal Distribution Amount:

With respect to either loan group and any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to the distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to the distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates and Class M-1 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

**Class M-4 Principal
Distribution Amount:**

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Subordination Percentage: As to any class of Class A or Class M Certificates, the respective percentage set forth below:

Group I		Group II	
Class	%	Class	%
Class A-I	92.90%	Class A-II	88.90%
Class M-I-1	96.10%	Class M-II-1	93.10%
Class M-I-2	98.30%	Class M-II-2	96.10%
Class M-I-3	99.30%	Class M-II-3	97.60%
		Class M-II-4	98.10%

Stepdown Date: For each group of Certificates, the later to occur of (x) the Distribution Date in November 2007 and (y) the first Distribution Date on which the aggregate stated principal balance of the related mortgage loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the related mortgage loans as of the Cut-off Date.

Subsequent Recoveries: Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Allocation of Losses: Any realized losses for a loan group will be allocated in the following order of priority:

(1) To Excess Cashflow for that loan group for the related Distribution Date;

(2) To Excess Cashflow for the non-related loan group, to the extent remaining after covering realized losses on the mortgage loans in that non-related loan group for the related Distribution Date;

(3) To the overcollateralization for that related loan group, until reduced to zero (as further described in the prospectus supplement);

(4) After the aggregate certificate principal balance of the Certificates equals the aggregate principal balance of the mortgage loans (as further described in the prospectus supplement) in the following order and priority:

    (a) With respect to Loan Group II, to the Class M-4 Certificates, until reduced to zero;

    (b) To the related Class M-3 Certificates, until reduced to zero;

    (c) To the related Class M-2 Certificates, until reduced to zero; and

    (d) To the related Class M-1 Certificates, until reduced to zero;

(5) With respect to Loan Group I, among the Class A-I Certificates, on a pro-rata basis, with respect to Loan Group II, to the Class A-II Certificates.

Prospectus: The Class A and Class M Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Class A and Class M Certificates and the mortgage loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Class A and Class M Certificates may not be consummated unless the purchaser has received the Prospectus.



GMAC RFC Securities

Total Mortgage Loans by Notional Credit Classification

Category:	Prime	A/Alt A	Insured	A-	Subprime	Total
Percent of Total:	67.82%	13.19%	5.69%	4.79%	8.51%	100.00%
Fixed:	40.80%	43.95%	75.30%	44.56%	75.24%	46.29%
ARM:	59.20%	56.05%	24.70%	55.44%	24.76%	53.71%
Current Balance:	$209,579,098	$40,763,065	$17,591,198	$14,788,361	$26,293,556	$309,015,278
Loan Count:	635	152	140	53	129	1109
Average Balance:	$330,046	$268,178	$125,651	$279,026	$203,826	$278,643
WAM (mos):	332	333	321	324	308	329
WA Age (mos):	9	10	28	11	22	11
WA Orig. Term (mos):	341	343	349	336	330	340
Balloon:	0.01%	0.00%	1.14%	0.00%	0.00%	0.07%
First Lien:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero):	737	665	572	601	582	698
WA Original LTV:	70.83%	71.72%	92.53%	70.17%	71.63%	72.22%
WA Current LTV:	70.00%	70.76%	89.74%	68.92%	69.28%	71.11%
WA Margin (ARMs only):	2.244%	2.245%	2.418%	2.384%	2.457%	2.264%
Owner Occupied:	85.53%	93.70%	94.30%	91.91%	91.84%	87.95%
Purchase:	56.42%	44.39%	80.16%	34.99%	52.28%	54.81%
Equity Refinance:	20.91%	21.68%	8.21%	29.97%	21.60%	20.78%
Rate/Term Refinance:	22.67%	33.93%	11.62%	35.04%	26.12%	24.41%

The above notional credit classifications of the loans has been prepared on the following basis:

Classification	FICO	12 months Mortgage History
Prime	660+	0 x 30
A/Alt A	620+	Max 2 x 30
Insured	Insured balance after first two classifications	
A-	580+	0 x 60
Sub-prime	Balance after first four classifications	

* Characteristics as of the Cut-off Date

Group I Loans

Aggregate Outstanding Principal Balance	$143,052,488
Aggregate Original Principal Balance	$148,061,518
Number of Mortgage Loans	689

	Minimum	Maximum	Average [1]
Original Principal Balance	$13,000	$1,700,000	$214,893
Outstanding Principal Balance	$8,089	$996,778	$207,623
	Minimum	Maximum	Weighted Average [2]
Original Term (mos)	60	360	328
Stated remaining Term (mos)	43	358	313
Loan Age (mos)	2	173	16
Current Interest Rate	3.875%	9.500%	6.081%
Original Loan-to-Value [4] [7]	10.00%	105.00%	71.47%
Current Loan-to-Value [5] [7]	8.00%	103.00%	69.67%
Credit Score [6]	411	818	694

	Earliest	Latest	
Maturity Date	May 1, 2008	August 1, 2034	
	Number of Loans	Principal Balance	% of Principal Balance
Fully Amortizing	687	$142,838,561	99.85%
Balloon	2	$213,927	0.15%
Interest Only	0	$0	0.00%
Loans with Pledged Assets	2	$208,172	0.15%
Cooperatives	14	$1,868,909	1.31%
Condotels	0	$0	0.00%
Modified Loans	63	$14,233,117	9.95%
Loans with DTI Greater Than 60%	8.69%		

Delinquency Status (OTS Basis)	% of Principal Balance
Current	100.00%
30-59 days	0.00%

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Adjustable Rate Mortgage Loans only.

(4) In the above Summary Table and the following Group I mortgage loan tables, the original loan-to-value ratio has been calculated based on the original principal balance of the relevant mortgage loan (less the amount secured by pledged assets required at the time of origination, in the case of two mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.

(5) In the above Summary Table and the following Group I mortgage loan tables, the current loan-to-value ratio has been calculated based on the principal balance of the relevant mortgage loan as at the Cut-off Date (less the amount secured by pledged assets required at the time of origination, in the case of two mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.

(6) Minimum and Weighting only for loans with scores.

(7) With respect to each of the Group I Loans indicated in the above summary table or in the following Group I tables as having either an original or a current loan-to value greater than 100% (computed on the basis of the original value of the property), a statistical valuation or broker's price opinion was obtained indicating that as of the Cut-off Date the current loan-to-value ratio (computed on the basis of the updated statistical valuation or broker's price opinion and the outstanding principal balance as of the Cut-off Date) was 100% or less.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
499 or less	34	$4,669,277	3.26%	$137,332	82.16%
500 to 519	13	1,340,285	0.94	103,099	92.15
520 to 539	22	2,892,256	2.02	131,466	75.05
540 to 559	23	4,134,095	2.89	179,743	73.91
560 to 579	38	5,325,900	3.72	140,155	78.63
580 to 599	39	6,952,674	4.86	178,274	81.43
600 to 619	39	6,332,834	4.43	162,380	77.09
620 to 639	43	6,820,234	4.77	158,610	76.87
640 to 659	41	6,133,722	4.29	149,603	68.50
660 to 679	57	9,932,598	6.94	174,256	75.08
680 to 699	47	10,344,836	7.23	220,103	77.19
700 to 719	42	10,311,149	7.21	245,504	69.90
720 to 739	46	13,657,030	9.55	296,892	67.31
740 to 759	48	10,029,008	7.01	208,938	72.50
760 or greater	152	43,754,416	30.59	287,858	64.77
Subtotal:	684	$142,630,313	99.70%	$208,524	71.46%
Not Available	5	422,175	0.30	84,435	74.93
Total:	689	$143,052,488	100.00%	$207,623	71.47%

*For substantially all of the Group I Loans, the Credit Score was updated prior to Cut-off Date.

* As of the Cut-off Date, the weighted average Credit Score of the Group I Loans will be approximately 694.

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	5	$86,095	0.06%	$17,219	639	81.75%
$25,001 to $50,000	51	1,926,168	1.35	37,768	625	77.49
$50,001 to $100,000	178	13,128,037	9.18	73,753	636	85.15
$100,001 to $200,000	203	28,578,189	19.98	140,779	676	79.34
$200,001 to $300,000	86	21,113,373	14.76	245,504	684	75.38
$300,001 to $400,000	69	23,881,485	16.69	346,108	703	69.54
$400,001 to $500,000	52	22,584,739	15.79	434,322	707	70.58
$500,001 to $600,000	13	6,952,502	4.86	534,808	745	65.62
$600,001 to $700,000	12	7,549,932	5.28	629,161	716	61.55
$700,001 to $800,000	7	5,291,859	3.70	755,980	720	60.30
$800,001 to $900,000	4	3,161,769	2.21	790,442	629	47.39
$900,001 to $1,000,000	7	6,833,311	4.78	976,187	779	51.85
$1,000,001 to $1,100,000	1	988,273	0.69	988,273	722	41.00
$1,600,001 to $1,700,000	1	976,755	0.68	976,755	697	53.00
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Current Mortgage Loan Principal Balances of the Group I Loans

Current Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	8	$136,616	0.10%	$17,077	678	69.61%
$25,001 to $50,000	57	2,188,029	1.53	38,386	626	77.23
$50,001 to $100,000	177	13,446,726	9.4	75,970	637	84.96
$100,001 to $200,000	199	28,736,494	20.09	144,404	677	79.56
$200,001 to $300,000	85	21,171,362	14.8	249,075	682	75.01
$300,001 to $400,000	75	26,292,980	18.38	350,573	701	68.97
$400,001 to $500,000	43	19,325,879	13.51	449,439	712	71.36
$500,001 to $600,000	14	7,515,497	5.25	536,821	733	66.10
$600,001 to $700,000	13	8,377,346	5.86	644,411	725	59.27
$700,001 to $800,000	6	4,595,928	3.21	765,988	708	57.32
$800,001 to $900,000	3	2,467,291	1.72	822,430	626	53.97
$900,001 to $1,000,000	9	8,798,339	6.15	977,593	764	50.76
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Mortgage Rates of the Group I Loans

Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.5000 to 3.9999	2	$381,910	0.27%	$190,955	626	90.99%
4.0000 to 4.4999	6	1,066,229	0.75	177,705	670	92.08
4.5000 to 4.9999	27	5,442,133	3.80	201,560	735	54.82
5.0000 to 5.4999	64	11,581,258	8.10	180,957	723	61.10
5.5000 to 5.9999	184	52,561,361	36.74	285,660	712	66.28
6.0000 to 6.4999	179	40,066,095	28.01	223,833	720	75.11
6.5000 to 6.9999	61	9,947,873	6.95	163,080	661	76.32
7.0000 to 7.4999	94	14,761,529	10.32	157,038	598	81.98
7.5000 to 7.9999	38	4,312,990	3.01	113,500	590	83.51
8.0000 to 8.4999	23	1,978,999	1.38	86,043	598	89.80
8.5000 to 8.9999	8	717,092	0.50	89,637	556	90.49
9.0000 to 9.4999	1	43,405	0.03	43,405	663	40.00
9.5000 to 9.9999	2	191,613	0.13	95,806	576	94.58
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

* As of the Cut-off Date, the weighted average mortgage rate of the Group I Loans will be approximately 6.0812% per annum.

Net Mortgage Rates of the Group I Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.5000 to 3.9999	7	$1,189,219	0.83%	$169,888	649	92.18%
4.0000 to 4.4999	13	2,946,541	2.06	226,657	731	62.63
4.5000 to 4.9999	62	12,252,258	8.56	197,617	730	57.59
5.0000 to 5.4999	145	41,446,993	28.97	285,841	727	64.76
5.5000 to 5.9999	200	48,650,112	34.01	243,251	707	72.94
6.0000 to 6.4999	80	12,132,494	8.48	151,656	674	79.06
6.5000 to 6.9999	84	12,822,147	8.96	152,645	606	81.25
7.0000 to 7.4999	57	8,020,842	5.61	140,717	592	84.54
7.5000 to 7.9999	26	2,386,032	1.67	91,770	593	85.64
8.0000 to 8.4999	10	866,722	0.61	86,672	569	92.86
8.5000 to 8.9999	3	147,515	0.10	49,172	598	67.81
9.0000 to 9.4999	2	191,613	0.13	95,806	576	94.58
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

* As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group I Loans will approximately 5.7733% per annum.

Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	92	$23,473,208	16.41%	$255,144	714
50.01 to 55.00	21	6,572,738	4.59	312,988	677
55.01 to 60.00	25	6,069,422	4.24	242,777	744
60.01 to 65.00	30	10,787,306	7.54	359,577	716
65.01 to 70.00	45	13,008,125	9.09	289,069	718
70.01 to 75.00	46	11,420,495	7.98	248,272	702
75.01 to 80.00	137	36,452,888	25.48	266,079	711
80.01 to 85.00	21	3,072,687	2.15	146,318	692
85.01 to 90.00	51	7,599,013	5.31	149,000	642
90.01 to 95.00	58	7,823,304	5.47	134,885	626
95.01 to 100.00	146	15,218,481	10.64	104,236	631
100.01 to 105.00	17	1,554,822	1.09	91,460	644
Total:	689	$143,052,488	100.00%	$207,623	694

* The weighted average loan-to-value ratio at origination of the Group I Loans will be approximately 71.47%.

Current Loan-to-Value Ratios of the Group I Loans

Current Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	105	$25,664,818	17.94%	$244,427	717
50.01 to 55.00	22	6,222,651	4.35	282,848	664
55.01 to 60.00	28	8,390,202	5.87	299,650	742
60.01 to 65.00	34	10,357,478	7.24	304,632	702
65.01 to 70.00	45	13,361,579	9.34	296,924	708
70.01 to 75.00	55	13,249,947	9.26	240,908	710
75.01 to 80.00	117	31,610,839	22.10	270,178	711
80.01 to 85.00	32	4,727,767	3.30	147,743	650
85.01 to 90.00	55	7,991,070	5.59	145,292	646
90.01 to 95.00	77	8,898,112	6.22	115,560	616
95.01 to 100.00	114	12,026,476	8.41	105,495	643
100.01 to 105.00	5	551,549	0.39	110,310	689
Total:	689	$143,052,488	100.00%	$207,623	694

* The weighted average current loan-to-value ratio of the Group I Loans will be approximately 69.67%.



Geographic Distributions of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Massachusetts	83	$41,377,393	28.92%	$498,523	757	66.30%
California	82	24,452,825	17.09	298,205	687	59.77
New York	65	9,989,171	6.98	153,680	680	66.81
Florida	47	7,140,271	4.99	151,921	666	67.71
New Jersey	38	6,805,587	4.76	179,094	657	81.55
Texas	42	5,754,779	4.02	137,019	672	82.15
Pennsylvania	40	3,779,060	2.64	94,476	647	88.82
North Carolina	17	3,536,104	2.47	208,006	672	76.35
Arizona	20	3,427,648	2.40	171,382	688	83.20
Maryland	13	3,218,265	2.25	247,559	649	72.74
Other	242	33,571,386	23.47	138,725	654	80.90
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

* Other includes other states and the District of Columbia with under 2% concentrations individually.

* No more than approximately 3.1% of the Group I Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	396	$70,078,890	48.99%	$176,967	684	81.95%
Rate/Term Refinance	152	42,782,401	29.91	281,463	699	59.89
Equity Refinance	141	30,191,197	21.10	214,122	708	63.56
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	599	$125,153,391	87.49%	$208,937	688	72.83%
Second/Vacation	23	7,240,795	5.06	314,817	758	54.96
Non-Owner Occupied	67	10,658,302	7.45	159,079	714	66.70
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	473	$100,713,456	70.40%	$212,925	688	70.40%
Two- to four- family units	59	13,522,453	9.45	229,194	721	71.47
Planned Unit Developments (detached)	46	11,085,094	7.75	240,980	692	73.00
Condo Low-Rise (less than 5 stories)	50	10,318,661	7.21	206,373	714	75.14
Co-op	14	1,868,909	1.31	133,493	735	68.51
Townhouse	10	1,548,532	1.08	154,853	696	77.45
Manufactured Home	19	1,392,962	0.97	73,314	643	91.39
Planned Unit Developments (attached)	12	1,293,125	0.90	107,760	704	79.24
Condo High-Rise (9 stories or more)	3	844,664	0.59	281,555	692	80.00
Condo Mid-Rise (5 to 8 stories)	3	464,632	0.32	154,877	791	80.37
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Seasoning of the Group I Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 - 12	375	$82,686,160	57.80%	$220,496	711	68.82%
13 - 24	185	39,559,430	27.65	213,835	701	72.69
25 - 36	43	8,491,995	5.94	197,488	623	75.14
37 - 48	26	5,375,539	3.76	206,751	602	80.04
49 - 60	10	955,072	0.67	95,507	593	90.90
61 - 72	24	4,403,567	3.08	183,482	582	83.35
73 - 84	8	643,267	0.45	80,408	622	87.58
85 - 96	4	169,693	0.12	42,423	565	92.49
97 - 108	2	108,884	0.08	54,442	640	83.66
109 - 120	1	25,795	0.02	25,795	786	90.00
121 - 132	3	129,842	0.09	43,281	716	92.61
133 - 144	6	368,915	0.26	61,486	681	82.05
145 - 156	1	43,405	0.03	43,405	663	40.00
169 - 180	1	90,924	0.06	90,924	623	93.00
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

* As of the Cut-off Date, the weighted average seasoning of the Group I Loans will be approximately 16 months.


GMAC RFC Securities

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	541	$118,749,568	83.01%	$219,500	690	71.66%
Reduced Documentation	148	24,302,920	16.99	164,209	709	70.57
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Notional Credit Classification of the Group I Loans

Notional Credit Classification	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Prime	342	$85,517,466	59.78%	$250,051	747	68.04%
Alt A	91	17,914,652	12.52	196,864	679	71.12
Insured	120	13,246,707	9.26	110,389	576	93.42
A-	31	6,589,234	4.61	212,556	598	70.80
Subprime	105	19,784,429	13.83	188,423	586	72.17
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Group II Loans

Aggregate Outstanding Principal Balance		$165,962,789
Aggregate Original Principal Balance		$168,018,910
Number of Group II Loans		420

	Minimum	Maximum	Average [1]
Original Principal Balance	$10,573	$2,337,500	$400,045
Outstanding Principal Balance	$9,828	$2,332,387	$395,149

	Minimum	Maximum	Weighted Average [2]
Original Term (mos)	120	360	351
Stated remaining Term (mos)	113	358	343
Loan Age (mos)	2	245	7
Current Interest Rate	2.625%	11.250%	4.841%
Initial Interest Rate Cap [3]	1.000%	8.250%	4.606%
Periodic Rate Cap [3]	1.000%	2.000%	1.882%
Gross Margin [3]	0.000%	7.625%	2.264%
Maximum Mortgage Rate [3]	5.000%	17.250%	10.366%
Minimum Mortgage Rate [3]	0.000%	11.250%	2.277%
Months to Roll [3]	1	118	48
Original Loan-to-Value [4][7]	15.00%	100.00%	72.86%
Current Loan-to-Value [5][7]	7.00%	100.00%	72.36%
Credit Score [6]	458	827	702

	Earliest	Latest
Maturity Date	March 1, 2014	August 1, 2034

	Number of Loans	Principal Balance	% of Principal Balance
Fully Amortizing	223	$72,459,106	43.66%
Interest-Only	197	$93,503,683	56.34%
Loans with Pledged Assets	6	$1,431,955	0.86%
Cooperatives	7	$932,395	0.56%
Condotels	1	$343,454	0.21%
Modified Loans	8	$2,281,844	1.37%

	% of Principal Balance
Loans with DTI Greater Than 60%	7.72%
Delinquency Status (OTS Basis)	**% of Principal Balance**
Current	100.00%
30-59 days	0.00%

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) In the above Summary Table and the following Group II mortgage loan tables, the original loan-to-value ratio has been calculated based on the original principal balance of the relevant mortgage loan (less the amount secured by pledged assets required at the time of origination, in the case of six mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.
(5) In the above Summary Table and the following Group II mortgage loan tables, the current loan-to-value ratio has been calculated based on the principal balance of the relevant mortgage loan as at the Cut-off Date (less the amount secured by pledged assets required at the time of origination, in the case of six mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.
(6) Minimum and Weighting only for loans with scores.

(7) With respect to each of the Group II Loans indicated in the above summary table or in the following Group II tables as having an original or a current loan-to value ratio equal to 100% (computed on the basis of the original value of the property), a statistical valuation or broker's price opinion was obtained indicating that as of the Cut-off Date the current loan-to-value ratio (computed on the basis of the updated statistical valuation or broker's price opinion and the outstanding principal balance as of the Cut-off Date) was 100% or less.

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
499 or less	6	$1,443,447	0.87%	$240,574	81.61%
500 to 519	3	757,816	0.46	252,605	83.54
520 to 539	6	1,070,114	0.64	178,352	87.94
540 to 559	7	1,862,899	1.12	266,128	75.38
560 to 579	5	2,098,223	1.26	419,645	66.95
580 to 599	12	4,064,906	2.45	338,742	74.98
600 to 619	20	6,587,297	3.97	329,365	73.58
620 to 639	22	8,252,709	4.97	375,123	72.90
640 to 659	31	11,739,384	7.07	378,690	71.00
660 to 679	36	14,543,029	8.76	403,973	75.11
680 to 699	57	22,973,455	13.84	403,043	72.21
700 to 719	42	21,075,478	12.70	501,797	74.04
720 to 739	36	16,258,250	9.80	451,618	73.93
740 to 759	46	16,272,080	9.80	353,741	75.25
760 or greater	91	36,963,704	22.27	406,195	69.63
Total:	420	$165,962,789	100.00%	$395,149	72.86%

*For substantially all of the Group II Loans, the Credit Score was updated prior to Cut-off Date.

* As of the Cut-off Date, the weighted average Credit Score of the Group II Loans will be approximately 702.

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	1	$9,828	0.01%	$9,828	688	97.00%
$25,001 to $50,000	7	298,919	0.18	42,703	703	75.52
$50,001 to $100,000	31	2,256,744	1.36	72,798	681	74.00
$100,001 to $200,000	104	14,927,618	8.99	143,535	697	76.60
$200,001 to $300,000	53	12,769,902	7.69	240,942	703	76.44
$300,001 to $400,000	65	22,811,624	13.75	350,948	679	75.88
$400,001 to $500,000	50	22,133,294	13.34	442,666	691	73.65
$500,001 to $600,000	28	15,274,627	9.20	545,522	687	72.63
$600,001 to $700,000	20	12,878,381	7.76	643,919	707	75.70
$700,001 to $800,000	18	13,480,576	8.12	748,921	689	69.36
$800,001 to $900,000	8	6,972,535	4.20	871,567	741	70.62
$900,001 to $1,000,000	9	8,610,471	5.19	956,719	708	70.17
$1,000,001 to $1,100,000	3	3,212,703	1.94	1,070,901	767	72.52
$1,100,001 to $1,200,000	7	8,098,902	4.88	1,156,986	727	74.75
$1,200,001 to $1,300,000	8	10,019,242	6.04	1,252,405	733	64.60
$1,300,001 to $1,400,000	3	4,049,330	2.44	1,349,777	738	71.61
$1,400,001 to $1,500,000	4	5,825,708	3.51	1,456,427	718	68.58
$2,300,001 to $2,400,000	1	2,332,387	1.41	2,332,387	698	56.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Current Mortgage Loan Principal Balances of the Group II Loans

Current Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	1	$9,828	0.01%	$9,828	688	97.00%
$25,001 to $50,000	9	357,702	0.22	39,745	716	73.53
$50,001 to $100,000	32	2,345,630	1.41	73,301	685	71.81
$100,001 to $200,000	104	15,118,602	9.11	145,371	696	77.02
$200,001 to $300,000	52	12,847,811	7.74	247,073	705	76.53
$300,001 to $400,000	65	22,897,493	13.8	352,269	679	75.89
$400,001 to $500,000	49	22,014,865	13.26	449,283	691	73.62
$500,001 to $600,000	28	15,417,634	9.29	550,630	689	72.32
$600,001 to $700,000	19	12,351,374	7.44	650,072	703	75.98
$700,001 to $800,000	18	13,480,576	8.12	748,921	689	69.36
$800,001 to $900,000	8	6,972,535	4.2	871,567	741	70.62
$900,001 to $1,000,000	9	8,610,471	5.19	956,719	708	70.17
$1,000,001 to $1,100,000	3	3,212,703	1.94	1,070,901	767	72.52
$1,100,001 to $1,200,000	7	8,098,902	4.88	1,156,986	727	74.75
$1,200,001 to $1,300,000	8	10,019,242	6.04	1,252,405	733	64.60
$1,300,001 to $1,400,000	3	4,049,330	2.44	1,349,777	738	71.61
$1,400,001 to $1,500,000	4	5,825,708	3.51	1,456,427	718	68.58
$2,300,001 to $2,400,000	1	2,332,387	1.41	2,332,387	698	56.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%



Mortgage Rates of the Group II Loans

Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.5000 to 2.9999	1	$186,297	0.11%	$186,297	652	80.00%
3.0000 to 3.4999	25	14,751,578	8.89	590,063	719	69.47
3.5000 to 3.9999	30	11,464,875	6.91	382,162	711	68.43
4.0000 to 4.4999	63	22,784,459	13.73	361,658	713	74.64
4.5000 to 4.9999	107	43,161,075	26.01	403,375	703	71.85
5.0000 to 5.4999	94	32,849,586	19.79	349,464	698	74.89
5.5000 to 5.9999	60	26,248,075	15.82	437,468	696	72.55
6.0000 to 6.4999	19	7,586,289	4.57	399,278	707	75.76
6.5000 to 6.9999	12	5,625,550	3.39	468,796	681	77.03
7.0000 to 7.4999	2	465,524	0.28	232,762	565	79.60
7.5000 to 7.9999	1	123,555	0.07	123,555	652	67.00
8.0000 to 8.4999	1	387,963	0.23	387,963	481	74.00
8.5000 to 8.9999	2	129,400	0.08	64,700	709	64.42
9.5000 to 9.9999	2	140,850	0.08	70,425	625	56.38
11.0000 to 11.4999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average mortgage rate of the Group II Loans will be approximately 4.8413% per annum.

Net Mortgage Rates of the Group II Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.0000 to 2.4999	1	$186,297	0.11%	$186,297	652	80.00%
2.5000 to 2.9999	25	14,751,578	8.89	590,063	719	69.47
3.0000 to 3.4999	29	11,149,401	6.72	384,462	712	68.35
3.5000 to 3.9999	64	23,099,933	13.92	360,936	712	74.59
4.0000 to 4.4999	106	42,910,366	25.86	404,815	702	71.91
4.5000 to 4.9999	93	32,927,014	19.84	354,054	699	74.83
5.0000 to 5.4999	62	26,703,162	16.09	430,696	696	72.19
5.5000 to 5.9999	19	7,304,483	4.40	384,446	709	77.04
6.0000 to 6.4999	12	5,625,550	3.39	468,796	681	77.03
6.5000 to 6.9999	2	465,524	0.28	232,762	565	79.60
7.0000 to 7.4999	1	123,555	0.07	123,555	652	67.00
7.5000 to 7.9999	1	387,963	0.23	387,963	481	74.00
8.0000 to 8.4999	2	129,400	0.08	64,700	709	64.42
9.0000 to 9.4999	2	140,850	0.08	70,425	625	56.38
10.5000 to 10.9999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group II Loans will approximately 4.4143% per annum.

Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	32	$8,050,538	4.85%	$251,579	728
50.01 to 55.00	16	6,646,586	4.00	415,412	673
55.01 to 60.00	20	13,425,669	8.09	671,283	712
60.01 to 65.00	18	11,767,224	7.09	653,735	713
65.01 to 70.00	44	20,762,453	12.51	471,874	710
70.01 to 75.00	42	17,785,287	10.72	423,459	681
75.01 to 80.00	167	70,036,600	42.20	419,381	713
80.01 to 85.00	12	4,986,707	3.00	415,559	647
85.01 to 90.00	25	5,012,061	3.02	200,482	652
90.01 to 95.00	22	4,130,408	2.49	187,746	664
95.01 to 100.00	22	3,359,257	2.02	152,694	669
Total:	420	$165,962,789	100.00%	$395,149	702

* The weighted average loan-to-value ratio at origination of the Group II Loans will be approximately will be approximately 72.86%.

Current Loan-to-Value Ratios of the Group II Loans

Current Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	36	$8,404,705	5.06%	$233,464	730
50.01 to 55.00	17	7,564,186	4.56	444,952	673
55.01 to 60.00	22	13,342,982	8.04	606,499	719
60.01 to 65.00	21	13,423,070	8.09	639,194	717
65.01 to 70.00	42	19,343,694	11.66	460,564	702
70.01 to 75.00	41	17,459,023	10.52	425,830	682
75.01 to 80.00	162	69,304,583	41.76	427,806	713
80.01 to 85.00	13	4,973,389	3.00	382,568	646
85.01 to 90.00	23	4,776,720	2.88	207,683	661
90.01 to 95.00	24	4,278,788	2.58	178,283	655
95.01 to 100.00	19	3,091,651	1.86	162,718	679
Total:	420	$165,962,789	100.00%	$395,149	702

* The weighted average current loan-to-value ratio of the Group II Loans will be approximately 72.36%.

Geographic Distributions of Mortgaged Properties of the Group II Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
California	136	$72,732,359	43.82%	$534,797	707	71.46%
Florida	43	17,682,782	10.65	411,227	701	72.68
Virginia	12	6,730,683	4.06	560,890	709	73.50
Nevada	15	6,088,082	3.67	405,872	664	76.31
Illinois	16	5,460,644	3.29	341,290	700	75.98
North Carolina	9	5,180,131	3.12	575,570	731	69.62
Colorado	11	4,586,092	2.76	416,917	688	67.08
Georgia	20	4,437,446	2.67	221,872	680	76.23
Maryland	9	4,143,663	2.50	460,407	687	73.99
New York	16	3,729,843	2.25	233,115	680	72.28
Massachusetts	8	3,447,807	2.08	430,976	735	74.47
Other	125	31,743,257	19.13	253,946	701	75.50
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* Other includes other states and the District of Columbia with under 2% concentrations individually.

* No more than approximately 1.7% the Group II Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	260	$99,282,893	59.82%	$381,857	706	78.18%
Rate/Term Refinance	77	32,652,004	19.67	424,052	691	63.79
Equity Refinance	83	34,027,893	20.50	409,975	702	66.06
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	358	$146,629,159	88.35%	$409,579	701	72.90%
Second/Vacation	20	9,764,147	5.88	488,207	710	69.26
Non-Owner Occupied	42	9,569,484	5.77	227,845	716	75.92
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	230	$95,421,429	57.50%	$414,876	705	72.52%
Planned Unit Developments (detached)	76	40,767,601	24.56	536,416	691	73.00
Condo Low-Rise (less than 5 stories)	66	19,502,703	11.75	295,496	716	72.80
Two- to four- family units	17	5,015,987	3.02	295,058	672	74.41
Condo Mid-Rise (5 to 8 stories)	5	1,132,945	0.68	226,589	731	74.56
Townhouse	4	937,855	0.57	234,464	731	77.35
Co-op	7	932,395	0.56	133,199	756	75.79
Planned Unit Developments (attached)	4	730,956	0.44	182,739	666	81.72
Condo High-Rise (9 stories or more)	3	615,914	0.37	205,305	724	75.78
Manufactured Home	7	561,550	0.34	80,221	703	93.40
Condotel	1	343,454	0.21	343,454	651	50.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Seasoning of the Group II Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 - 12	342	$147,596,463	88.93%	$431,569	704	73.04%
13 - 24	50	12,621,598	7.61	252,432	712	69.56
25 - 36	8	1,773,695	1.07	221,712	608	80.78
37 - 48	10	3,071,352	1.85	307,135	647	72.56
49 - 60	2	231,607	0.14	115,804	570	77.73
61 - 72	1	100,232	0.06	100,232	827	70.00
73 - 84	2	125,808	0.08	62,904	782	59.30
85 - 96	2	246,515	0.15	123,258	583	90.00
97 - 108	1	30,000	0.02	30,000	734	47.00
157 - 168	1	57,197	0.03	57,197	801	70.00
181 or greater	1	108,323	0.07	108,323	817	80.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average seasoning of the Group II Loans will be approximately 7 months.


Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	315	$124,666,287	75.12%	$395,766	694	72.95%
Reduced Documentation	105	41,296,503	24.88	393,300	727	72.61
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Notional Credit Classification of the Group II Loans

Notional Credit Classification	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Prime (non-IO)	144	$49,913,613	30.08%	$346,622	725	73.75%
Prime (IO)	149	74,148,019	44.68	497,638	733	72.09
Alt A (non-IO)	31	9,391,641	5.66	302,956	659	77.82
Alt A (IO)	30	13,456,772	8.11	448,559	650	68.26
Insured (non-IO)	16	2,963,300	1.79	185,206	542	90.74
Insured (IO)	4	1,381,192	0.83	345,298	598	87.78
A- (non-IO)	17	5,638,115	3.40	331,654	609	72.08
A- (IO)	5	2,561,012	1.54	512,202	589	64.36
Subprime (non-IO)	15	4,552,437	2.74	303,496	562	70.93
Subprime (IO)	9	1,956,689	1.18	217,410	588	67.78
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Original Interest-Only Terms of the Group II Loans
(Excludes Non Interest-Only Loans)

Original Interest-Only Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
24	1	$187,880	0.20%	$187,880	690	80.00%
36	7	1,756,375	1.88	250,911	748	78.45
60	121	63,234,311	67.63	522,598	705	73.55
84	17	5,515,285	5.90	324,429	749	63.77
120	51	22,809,832	24.39	447,252	721	66.94
Total:	197	$93,503,683	100.00%	$474,638	712	71.47%

As of the cut-off Date, the weighted average original interest-only term of the Group II Loans will be approximately 76 months.

Index Types of the Group II Loans

Index Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 Year LIBOR	242	$117,094,341	70.55%	$483,861	700	73.41%
6 Month LIBOR	100	32,834,335	19.78	328,343	721	70.59
1 Year Treasury	71	12,820,754	7.73	180,574	679	77.03
1 Month LIBOR	4	2,925,830	1.76	731,457	702	60.49
3 Year Treasury	1	141,449	0.09	141,449	782	63.00
Prime Rate	1	88,885	0.05	88,885	781	16.00
6 Month CD	1	57,197	0.03	57,197	801	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Maximum Mortgage Rates of the Group II Loans

Maximum Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.0000 to 5.9999	2	$501,134	0.30%	$250,567	642	91.85%
8.0000 to 8.9999	14	4,742,125	2.86	338,723	710	68.33
9.0000 to 9.9999	145	60,438,644	36.42	416,818	707	72.71
10.0000 to 10.9999	165	62,026,213	37.37	375,916	699	74.00
11.0000 to 11.9999	37	15,249,082	9.19	412,137	699	76.98
12.0000 to 12.9999	41	20,392,757	12.29	497,384	706	67.29
13.0000 to 13.9999	9	1,788,585	1.08	198,732	716	75.42
14.0000 to 14.9999	3	517,363	0.31	172,454	538	71.60
15.0000 to 15.9999	3	249,173	0.15	83,058	708	66.65
17.0000 to 17.9999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average maximum mortgage rate of the Group II Loans will be approximately 10.3661% per annum.

Next Interest Rate Adjustment Dates of the Group II Loans

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
November 2004	12	$7,137,332	4.30%	$594,778	710	68.20%
December 2004	7	3,687,254	2.22	526,751	720	70.63
January 2005	9	6,588,109	3.97	732,012	713	64.74
February 2005	6	894,024	0.54	149,004	697	75.12
March 2005	2	295,314	0.18	147,657	722	47.47
April 2005	9	2,045,453	1.23	227,273	720	66.35
May 2005	2	415,279	0.25	207,639	620	90.00
June 2005	2	156,777	0.09	78,389	745	86.18
July 2005	5	431,514	0.26	86,303	643	84.32
August 2005	1	100,232	0.06	100,232	827	70.00
October 2005	5	780,726	0.47	156,145	636	97.59
January 2006	1	77,064	0.05	77,064	650	60.00
February 2006	1	396,316	0.24	396,316	674	73.00
April 2006	2	764,766	0.46	382,383	662	66.53
May 2006	1	278,590	0.17	278,590	720	80.00
June 2006	2	555,653	0.33	277,827	577	83.31
July 2006	1	524,517	0.32	524,517	573	46.00
August 2006	2	682,236	0.41	341,118	654	80.00
October 2006	2	559,873	0.34	279,937	700	64.87
November 2006	6	1,459,769	0.88	243,295	664	77.82
December 2006	5	1,151,210	0.69	230,242	690	78.12
January 2007	1	477,450	0.29	477,450	753	70.00
March 2007	3	588,319	0.35	196,106	688	66.32
April 2007	3	1,187,605	0.72	395,868	676	67.79
May 2007	8	3,339,057	2.01	417,382	713	74.69
June 2007	7	3,258,811	1.96	465,544	720	84.84
July 2007	2	545,812	0.33	272,906	643	78.60
August 2007	1	161,076	0.10	161,076	675	95.00
September 2007	1	288,968	0.17	288,968	504	90.00
November 2007	1	438,469	0.26	438,469	770	59.00
January 2008	1	324,599	0.20	324,599	531	90.00
February 2008	1	118,429	0.07	118,429	689	80.00
May 2008	1	166,334	0.10	166,334	606	76.00
June 2008	2	490,092	0.30	245,046	732	80.00
July 2008	2	469,705	0.28	234,852	688	76.49
September 2008	3	762,016	0.46	254,005	741	63.75
November 2008	3	997,395	0.60	332,465	710	80.91
December 2008	2	770,997	0.46	385,499	640	59.31
January 2009	6	2,220,529	1.34	370,088	659	75.43
February 2009	18	6,995,241	4.21	388,624	681	78.11

Next Interest Rate Adjustment Dates of the Group II Loans (continued)

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
March 2009	14	6,193,976	3.73	442,427	685	75.50
April 2009	25	9,214,640	5.55	368,586	674	74.96
May 2009	63	26,373,007	15.89	418,619	697	71.60
June 2009	58	31,136,533	18.76	536,837	716	73.55
July 2009	23	14,489,654	8.73	629,985	706	74.00
August 2009	14	6,912,060	4.16	493,719	736	71.62
December 2009	1	239,954	0.14	239,954	458	83.00
February 2010	1	123,555	0.07	123,555	652	67.00
March 2010	2	374,614	0.23	187,307	725	65.91
April 2010	1	145,261	0.09	145,261	753	80.00
May 2010	1	314,407	0.19	314,407	694	69.00
June 2010	5	1,215,036	0.73	243,007	708	72.25
July 2010	4	1,213,688	0.73	303,422	741	76.92
August 2010	3	982,041	0.59	327,347	705	58.48
September 2010	4	2,289,393	1.38	572,348	717	68.41
October 2010	5	1,670,294	1.01	334,059	721	68.89
November 2010	2	193,912	0.12	96,956	703	83.96
December 2010	4	382,019	0.23	95,505	604	86.97
April 2011	7	1,779,942	1.07	254,277	700	67.37
May 2011	3	453,121	0.27	151,040	632	79.56
June 2011	5	1,304,114	0.79	260,823	733	78.09
July 2011	3	1,004,705	0.61	334,902	779	70.37
August 2011	3	452,961	0.27	150,987	715	84.27
February 2013	1	293,500	0.18	293,500	800	48.00
June 2013	1	64,795	0.04	64,795	698	52.00
July 2013	1	78,319	0.05	78,319	806	15.00
August 2013	1	260,000	0.16	260,000	785	80.00
September 2013	1	182,538	0.11	182,538	778	80.00
October 2013	3	1,265,352	0.76	421,784	713	72.16
November 2013	1	123,500	0.07	123,500	824	25.00
December 2013	4	684,582	0.41	171,145	667	71.29
February 2014	1	144,975	0.09	144,975	805	50.00
March 2014	1	109,780	0.07	109,780	678	75.00
April 2014	2	308,361	0.19	154,181	719	71.84
June 2014	1	696,291	0.42	696,291	789	79.00
July 2014	1	259,000	0.16	259,000	800	56.00
August 2014	1	450,000	0.27	450,000	703	77.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average Months to Next Interest Rate Adjustment Date of the Mortgage Loans will be approximately 48 months.



Note Margins of the Group II Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
0.000 to 0.499	2	$137,339	0.08%	$68,670	712	45.64%
1.000 to 1.499	1	917,600	0.55	917,600	679	56.00
1.500 to 1.999	20	10,811,255	6.51	540,563	726	68.22
2.000 to 2.499	316	136,735,826	82.39	432,708	704	73.23
2.500 to 2.999	71	15,312,439	9.23	215,668	683	73.38
4.000 to 4.499	1	247,287	0.15	247,287	681	98.00
5.000 to 5.499	4	1,284,097	0.77	321,024	685	77.84
5.500 to 5.999	3	382,168	0.23	127,389	603	71.55
6.500 to 6.999	1	77,064	0.05	77,064	650	60.00
7.500 to 7.999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average note margin of the Group II Loans will be approximately 2.2636% per annum.

Sensitivity Analysis						
To 10% Call						
% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Class A-I-1						
Avg. Life (yrs)	9.14	1.94	1.33	1.00	0.79	0.65
Window (# months)	208	52	35	27	21	17
Maturity (month-yr)	Feb22	Feb09	Sep07	Jan07	Jul06	Mar06
Class A-I-2						
Avg. Life (yrs)	20.33	6.08	4.05	3.00	2.34	1.92
Window (# months)	69	55	32	23	18	14
Maturity (month-yr)	Oct27	Aug13	Apr10	Nov08	Dec07	Apr07
Class A-I-3						
Avg. Life (yrs)	25.39	13.46	9.44	6.89	5.22	4.12
Window (# months)	43	89	78	63	52	44
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class A-I-4						
Avg. Life (yrs)	12.57	7.99	7.19	6.63	6.08	5.37
Window (# months)	282	158	107	75	53	36
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class A-II						
Avg. Life (yrs)	18.06	5.79	3.95	2.91	2.24	1.78
Window (# months)	328	176	124	93	72	58
Maturity (month-yr)	Feb32	Jun19	Feb15	Jul12	Oct10	Aug09
Class M-I-1						
Avg. Life (yrs)	23.23	10.86	7.86	6.03	4.89	4.19
Window (# months)	108	130	98	75	53	37
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class M-I-3						
Avg. Life (yrs)	21.30	8.10	5.75	4.37	3.62	3.24
Window (# months)	85	75	56	41	26	15
Maturity (month-yr)	May29	May16	Mar13	Mar11	Dec09	Jan09
Class M-II-1						
Avg. Life (yrs)	24.28	9.85	6.78	5.09	4.18	3.71
Window (# months)	93	118	86	57	35	20
Maturity (month-yr)	Feb32	Jun19	Feb15	Jul12	Oct10	Aug09
Class M-II-3						
Avg. Life (yrs)	23.96	9.15	6.26	4.68	3.83	3.36
Window (# months)	86	101	73	47	29	16
Maturity (month-yr)	Jul31	Jan18	Jan14	Sep11	Mar10	Feb09
Class M-II-4						
Avg. Life (yrs)	23.47	8.32	5.64	4.22	3.46	3.07
Window (# months)	69	68	48	28	14	4
Maturity (month-yr)	Feb30	Apr15	Dec11	Feb10	Dec08	Feb08

Sensitivity Analysis						
	To Maturity					
% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Class A-I-1						
Avg. Life (yrs)	9.14	1.94	1.33	1.00	0.79	0.65
Window (# months)	208	52	35	27	21	17
Maturity (month-yr)	Feb22	Feb09	Sep07	Jan07	Jul06	Mar06
Class A-I-2						
Avg. Life (yrs)	20.33	6.08	4.05	3.00	2.34	1.92
Window (# months)	69	55	32	23	18	14
Maturity (month-yr)	Oct27	Aug13	Apr10	Nov08	Dec07	Apr07
Class A-I-3						
Avg. Life (yrs)	25.70	15.00	10.85	8.02	6.08	4.65
Window (# months)	64	221	232	204	171	144
Maturity (month-yr)	Jan33	Dec31	Jul29	Oct25	Feb22	Mar19
Class A-I-4						
Avg. Life (yrs)	12.57	8.01	7.24	6.73	6.38	6.14
Window (# months)	301	288	259	213	170	134
Maturity (month-yr)	Nov32	Oct31	May29	Jul25	Dec21	Jan19
Class A-II						
Avg. Life (yrs)	18.15	6.18	4.27	3.17	2.45	1.95
Window (# months)	354	313	256	202	161	131
Maturity (month-yr)	Apr34	Nov30	Feb26	Aug21	Mar18	Sep15
Class M-I-1						
Avg. Life (yrs)	23.32	11.26	8.16	6.28	5.10	4.37
Window (# months)	119	177	137	106	79	59
Maturity (month-yr)	Mar32	Nov24	Dec19	Aug16	May14	Sep12
Class M-I-3						
Avg. Life (yrs)	21.30	8.10	5.75	4.37	3.62	3.24
Window (# months)	85	75	56	41	26	15
Maturity (month-yr)	May29	May16	Mar13	Mar11	Dec09	Jan09
Class M-II-1						
Avg. Life (yrs)	24.41	10.30	7.13	5.36	4.41	3.89
Window (# months)	106	166	124	87	60	40
Maturity (month-yr)	Mar33	Jun23	Apr18	Jan15	Nov12	Apr11
Class M-II-3						
Avg. Life (yrs)	23.96	9.15	6.26	4.68	3.83	3.36
Window (# months)	86	101	73	47	29	16
Maturity (month-yr)	Jul31	Jan18	Jan14	Sep11	Mar10	Feb09
Class M-II-4						
Avg. Life (yrs)	23.47	8.32	5.64	4.22	3.46	3.07
Window (# months)	69	68	48	28	14	4
Maturity (month-yr)	Feb30	Apr15	Dec11	Feb10	Dec08	Feb08

Net WAC Rate related to the Class A-I-1 Certificates
(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
20% CPR; Act/360, no losses)

To 10% Call

Month	Static (%)	Shock (%)[2]
1	11.547	11.547
2	5.774	9.500
3	5.588	9.500
4	5.588	9.500
5	6.187	9.500
6	5.588	9.500
7	5.775	9.500
8	5.589	9.500
9	5.776	9.500
10	5.590	9.500
11	5.590	9.500
12	5.776	9.500
13	5.590	9.500
14	5.777	9.500
15	5.591	9.500
16	5.591	9.500
17	6.190	9.500
18	5.592	9.500
19	5.778	9.500
20	5.592	9.500
21	5.779	9.500
22	5.593	9.500
23	5.593	9.500
24	5.780	9.500
25	5.594	9.500
26	5.780	9.500
27	5.594	9.500
28	NA	NA

[1] 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
[2] Assumes payments are received from the related Yield Maintenance Agreement.

Net WAC Rate related to the Class A-II

(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
25% CPR; Act/360, no losses)

To 10% Call

Month	Static (%)	Shock (%)[2]	Month	Static (%)	Shock (%)[2]
1	8.828	8.828	42	4.319	9.500
2	4.424	9.500	43	4.465	9.500
3	4.282	9.500	44	4.321	9.500
4	4.281	9.500	45	4.465	9.500
5	4.739	9.500	46	4.306	9.500
6	4.281	9.500	47	4.306	9.500
7	4.423	9.500	48	4.450	9.500
8	4.280	9.500	49	4.306	9.500
9	4.423	9.500	50	4.470	9.500
10	4.280	9.500	51	4.299	9.500
11	4.280	9.500	52	4.274	9.500
12	4.423	9.500	53	4.726	9.500
13	4.280	9.500	54	4.268	9.500
14	4.422	9.500	55	4.409	9.500
15	4.280	9.500	56	4.255	9.500
16	4.279	9.500	57	4.330	9.513
17	4.738	9.500	58	4.190	9.500
18	4.279	9.500	59	4.190	9.500
19	4.422	9.500	60	4.330	9.541
20	4.279	9.500	61	4.190	9.500
21	4.421	9.500	62	4.325	9.669
22	4.279	9.500	63	4.185	9.500
23	4.279	9.500	64	4.185	9.564
24	4.421	9.500	65	4.634	10.612
25	4.278	9.500	66	4.185	9.585
26	4.421	9.500	67	4.324	9.910
27	4.279	9.500	68	4.185	9.596
28	4.279	9.500	69	4.324	9.922
29	4.737	9.500	70	4.184	9.602
30	4.278	9.500	71	4.184	9.602
31	4.421	9.500	72	4.323	9.922
32	4.278	9.500	73	4.184	9.602
33	4.421	9.500	74	4.323	9.930
34	4.320	9.500	75	4.183	9.610
35	4.320	9.500	76	4.183	9.610
36	4.464	9.500	77	4.631	10.640
37	4.319	9.500	78	4.183	9.611
38	4.463	9.500	79	4.322	9.931
39	4.319	9.500	80	4.183	9.611
40	4.319	9.500	81	4.322	9.931
41	4.617	9.500	82	NA	NA

[1] 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
[2] Assumes payments are received from the related Yield Maintenance Agreement.

Net WAC Rate related to the Class M-II

(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
25% CPR; Act/360, no losses)

To 10% Call

Month	Static (%)	Shock (%)	Month	Static (%)	Shock (%)
1	8.828	8.828	42	4.319	9.500
2	4.424	9.500	43	4.465	9.500
3	4.282	9.500	44	4.321	9.500
4	4.281	9.500	45	4.465	9.500
5	4.739	9.500	46	4.306	9.500
6	4.281	9.500	47	4.306	9.500
7	4.423	9.500	48	4.450	9.500
8	4.280	9.500	49	4.306	9.500
9	4.423	9.500	50	4.470	9.500
10	4.280	9.500	51	4.299	9.500
11	4.280	9.500	52	4.274	9.500
12	4.423	9.500	53	4.726	9.500
13	4.280	9.500	54	4.268	9.500
14	4.422	9.500	55	4.409	9.500
15	4.280	9.500	56	4.255	9.500
16	4.279	9.500	57	4.330	9.513
17	4.738	9.500	58	4.190	9.500
18	4.279	9.500	59	4.190	9.500
19	4.422	9.500	60	4.330	9.541
20	4.279	9.500	61	4.190	9.500
21	4.421	9.500	62	4.325	9.669
22	4.279	9.500	63	4.185	9.500
23	4.279	9.500	64	4.185	9.564
24	4.421	9.500	65	4.634	10.612
25	4.278	9.500	66	4.185	9.585
26	4.421	9.500	67	4.324	9.910
27	4.279	9.500	68	4.185	9.596
28	4.279	9.500	69	4.324	9.922
29	4.737	9.500	70	4.184	9.602
30	4.278	9.500	71	4.184	9.602
31	4.421	9.500	72	4.323	9.922
32	4.278	9.500	73	4.184	9.602
33	4.421	9.500	74	4.323	9.930
34	4.320	9.500	75	4.183	9.610
35	4.320	9.500	76	4.183	9.610
36	4.464	9.500	77	4.631	10.640
37	4.319	9.500	78	4.183	9.611
38	4.463	9.500	79	4.322	9.931
39	4.319	9.500	80	4.183	9.611
40	4.319	9.500	81	4.322	9.931
41	4.617	9.500	82	NA	NA

[1] 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
(2) Assumes payments are received from the related Yield Maintenance Agreement.


Class A-I-1 Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	59,003,000	9.330	9.330
2	56,153,899	5.604	9.330
3	53,358,443	5.418	9.330
4	50,617,374	5.418	9.330
5	47,929,652	6.017	9.330
6	45,294,254	5.418	9.330
7	42,710,180	5.605	9.330
8	40,176,444	5.419	9.330
9	37,692,084	5.606	9.330
10	35,256,153	5.420	9.330
11	32,867,722	5.420	9.330
12	30,525,881	5.606	9.330
13	28,229,735	5.420	9.330
14	25,978,410	5.607	9.330
15	23,771,044	5.421	9.330
16	21,606,794	5.421	9.330
17	19,484,832	6.020	9.330
18	17,404,347	5.422	9.330
19	15,364,542	5.608	9.330
20	13,364,635	5.422	9.330
21	11,403,860	5.609	9.330
22	9,481,466	5.423	9.330
23	7,596,713	5.423	9.330
24	5,748,879	5.610	9.330
25	3,937,254	5.424	9.330
26	2,161,140	5.610	9.330
27	419,855	5.424	9.330

Class A-II Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	156,751,000	8.478	9.150	33	66,371,925	4.222	9.150
2	152,731,570	4.209	9.150	34	64,533,155	4.876	9.150
3	148,806,070	4.064	9.150	35	62,738,892	4.877	9.150
4	144,975,311	4.064	9.150	36	60,988,061	5.051	9.150
5	141,237,012	4.541	9.150	37	59,279,614	4.878	9.150
6	137,588,950	4.068	9.150	38	59,279,614	5.053	9.150
7	134,028,954	4.215	9.150	39	57,957,875	4.879	9.150
8	130,554,907	4.068	9.150	40	56,546,743	5.060	9.150
9	127,164,739	4.215	9.150	41	55,169,786	5.434	9.150
10	123,856,435	4.070	9.150	42	53,826,180	5.061	9.150
11	120,628,055	4.070	9.150	43	52,515,120	5.271	9.150
12	117,477,644	4.218	9.150	44	51,236,135	5.091	9.150
13	114,403,326	4.070	9.150	45	49,988,131	5.273	9.150
14	111,403,270	4.218	9.150	46	48,770,360	5.346	9.150
15	108,475,687	4.070	9.150	47	47,582,713	5.346	9.150
16	105,618,835	4.071	9.150	48	46,423,830	5.537	9.150
17	102,831,019	4.545	9.150	49	45,293,017	5.348	9.150
18	100,110,568	4.071	9.150	50	44,189,598	5.719	9.150
19	97,455,860	4.219	9.150	51	43,114,558	5.823	9.150
20	94,865,314	4.071	9.150	52	42,068,054	6.864	9.150
21	92,337,383	4.219	9.150	53	41,055,132	7.758	9.150
22	89,870,528	4.072	9.150	54	40,067,321	6.973	9.150
23	87,463,317	4.072	9.150	55	39,103,158	7.282	9.150
24	85,114,307	4.220	9.150	56	38,161,920	7.412	9.150
25	82,822,097	4.072	9.150	57	37,241,014	9.150	9.150
26	80,585,318	4.220	9.150	58	36,333,993	8.864	9.150
27	78,402,636	4.074	9.150	59	35,448,886	8.883	9.150
28	76,272,778	4.075	9.150	60	34,585,229	9.150	9.150
29	74,194,446	4.549	9.150	61	33,742,411	8.884	9.150
30	72,166,391	4.075	9.150	62	32,919,931	9.150	9.150
31	70,187,403	4.222	9.150	63	32,117,960	9.069	9.150
32	68,256,299	4.075	9.150	64	-	0.000	0.000

Class M-II Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	7,632,000	7.678	8.350	33	7,632,000	3.422	8.350
2	7,632,000	3.409	8.350	34	7,632,000	4.076	8.350
3	7,632,000	3.264	8.350	35	7,632,000	4.077	8.350
4	7,632,000	3.264	8.350	36	7,632,000	4.251	8.350
5	7,632,000	3.741	8.350	37	7,632,000	4.078	8.350
6	7,632,000	3.268	8.350	38	6,271,961	4.253	8.350
7	7,632,000	3.415	8.350	39	5,997,890	4.079	8.350
8	7,632,000	3.268	8.350	40	5,851,856	4.260	8.350
9	7,632,000	3.415	8.350	41	5,709,359	4.634	8.350
10	7,632,000	3.270	8.350	42	5,570,313	4.261	8.350
11	7,632,000	3.270	8.350	43	5,434,636	4.471	8.350
12	7,632,000	3.418	8.350	44	5,302,277	4.291	8.350
13	7,632,000	3.270	8.350	45	5,173,125	4.473	8.350
14	7,632,000	3.418	8.350	46	5,047,101	4.546	8.350
15	7,632,000	3.270	8.350	47	4,924,195	4.546	8.350
16	7,632,000	3.271	8.350	48	4,804,266	4.737	8.350
17	7,632,000	3.745	8.350	49	4,687,241	4.548	8.350
18	7,632,000	3.271	8.350	50	4,573,052	4.919	8.350
19	7,632,000	3.419	8.350	51	4,461,799	5.023	8.350
20	7,632,000	3.271	8.350	52	4,353,499	6.064	8.350
21	7,632,000	3.419	8.350	53	4,248,675	6.958	8.350
22	7,632,000	3.272	8.350	54	4,146,449	6.173	8.350
23	7,632,000	3.272	8.350	55	4,046,671	6.482	8.350
24	7,632,000	3.420	8.350	56	3,935,060	6.612	8.350
25	7,632,000	3.272	8.350	57	3,820,076	8.350	8.350
26	7,632,000	3.420	8.350	58	3,706,826	8.064	8.350
27	7,632,000	3.274	8.350	59	3,596,312	8.083	8.350
28	7,632,000	3.275	8.350	60	3,488,477	8.350	8.350
29	7,632,000	3.749	8.350	61	3,383,243	8.084	8.350
30	7,632,000	3.275	8.350	62	3,280,549	8.350	8.350
31	7,632,000	3.422	8.350	63	3,180,415	8.269	8.350
32	7,632,000	3.275	8.350	64	-	0.000	0.000

ABS New Transaction

REVISED Computational Materials

$[306,933,000] (approximate) *Mortgage Loan Asset-Backed Certificates, RAAC Series 2004-SP3*

GMAC RFC

RAAC Series 2004-SP3 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about November 4, 2004
	Settlement Date:	On or about November 10, 2004
	First Payment Date:	November 26, 2004
Structure:	Group I (Fixed)	$[143,052,488] senior/subordinate structure
	Group II (ARMs)	$[165,962,789] senior/subordinate structure
	Rating Agencies:	Moody's and Standard & Poor's

REVISED November 4, 2004

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

RAAC Series 2004-SP3 Trust Structural Summary

November 2, 2004

$[306,933,000] (Approximate - Subject to Revision)

Characteristics of the Certificates [1], [2], [3]

Scheduled Class	Loan Group	Expected Amount ($)	Expected Ratings (S&P/Moody's)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	WAL (yrs.) to Call / Maturity	Pmt. Window (mos.) to Call / Maturity	Exp. Maturity to Call / Maturity	Final Scheduled Maturity
A-I-1	1	$ 59,003,000	AAA / Aaa	Sr Fltr [4]	0	Actual/360	1.00 / 1.00	1 - 27 / 1 - 27	01/07 / 01/07	March 2022
A-I-2	1	$ 28,020,000	AAA / Aaa	Sr Fxd [6]	24	30/360	3.00 / 3.00	27 - 49 / 27 - 49	11/08 / 11/08	November 2027
A-I-3	1	$ 17,385,000	AAA / Aaa	Sr Fxd [5,6]	24	30/360	5.00 / 5.00	49 - 76 / 49 - 76	02/11 / 02/11	September 2034
A-I-4	1	$ 19,769,000	AAA / Aaa	Sr Fxd [5,6]	24	30/360	8.56 / 10.68	76 - 111 / 76 - 252	01/14 / 10/25	September 2034
A-I-5	1	$ 13,797,000	AAA / Aaa	Sr Fxd – NAS [6]	24	30/360	6.63 / 6.73	37 - 111 / 37 - 249	01/14 / 07/25	December 2032
M-I-1	1	$ 2,288,000	AA / Aa2	Mez Fxd [7]	24	30/360	6.03 / 6.28	37 - 111 / 37 - 142	01/14 / 08/16	September 2034
M-I-2	1						Not Offered Hereby			
M-I-3	1	$ 715,000	BBB / Baa2	Mez Fxd [7]	24	30/360	4.37 / 4.37	37 - 77 / 37 - 77	03/11 / 03/11	September 2034
A-II	2	$ 156,751,000	AAA / Aaa	Sr Fltr [5,8]	0	Actual/360	2.91 / 3.17	1 - 93 / 1 - 202	07/12 / 08/21	September 2034
M-II-1	2	$ 3,485,000	AA / Aa2	Mez Fltr [5,9]	0	Actual/360	5.09 / 5.36	37 - 93 / 37 - 123	07/12 / 01/15	September 2034
M-II-2	2	$ 2,489,000					Not Offered Hereby			
M-II-3	2	$ 1,244,000	BBB / Baa1	Mez Fltr [5,9]	0	Actual /360	4.68 / 4.68	37 - 83 / 37 - 83	09/11 / 09/11	September 2034
M-II-4	2	$ 414,000	BBB- / Baa3	Mez Fltr [5,9]	0	Actual /360	4.22 / 4.22	37 - 64 / 37 - 64	02/10 / 02/10	September 2034
Total		$ 306,933,000								

Notes:

(1) Class sizes subject to a permitted variance in the aggregate of 10%.

(2) Pricing Prepayment Assumption: Group I Loans: 20% CPR
   Group II Loans: 25% CPR

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call and (ii) to maturity.

(4) The pass-through rate on the Class A-I-1 Certificates will be equal to the lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.

(5) If the 10% optional call is not exercised in respect of Group I. If the 10% optional call is not exercised in respect of Group II, the coupon on the Class A-I-4 Certificates will increase by 0.50% per annum, beginning on the second Distribution Date after the first possible optional call date in respect of Group I, the coupon on the Class A-I-4 Certificates will increase in respect of Group II, the margin on the Class A-II Certificates will increase to 1.5x the original margin, in each case beginning on the second Distribution Date after the first possible optional call date in respect of Group II. The margin on the Class M-II Certificates will double and the margin on the Class M-II Certificates in respect of Group II.

(6) The pass-through rates on the Class A-I-2, Class A-I-3, Class A-I-4 and Class A-I-5 Certificates will be equal to the related fixed rate per annum, and in the case of the Class A-I-3, Class A-I-4 and Class A-I-5 Certificates, will be subject to the Group I Net WAC Cap.

(7) The pass-through rates on the Class M-I-1, Class M-I-2 and Class M-I-3 Certificates will be equal to the related fixed rate per annum and will be subject to the Group I Net WAC Cap.

(8) The pass-through rate on the Class A-II Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.

(9) The pass-through rates on the Class M-II-1, Class M-II-2, Class M-II-3 and Class M-II-4 Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.

(10) Calculated based on 0% CPR, no losses, no excess cashflow, no overcollateralization, to maturity and Final Scheduled Maturity on Class A-I-3, Class A-I-4, Class A-II and the Class M Certificates being one month after the maturity date of the latest maturing loan.

Issuer:	RAAC Series 2004-SP3 Trust.
Certificates:	The Class A-I-1 through Class A-I-5 Certificates (collectively, the "Class A-I Certificates") are backed by first lien, fixed-rate mortgage loans (the "Group I Loans").
	The Class A-II Certificates are backed by first lien, adjustable-rate mortgage loans (the "Group II Loans").
	The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates."
	The Class M-I-1 through Class M-I-3 Certificates (collectively, the "Class M-I Certificates") are backed by the Group I Loans.
	The Class M-II-1 through Class M-II-4 Certificates (collectively, the "Class M-II Certificates") are backed by the Group II Loans.
	Class M-I-1 Certificates and Class M-II-1 Certificates (the "Class M-1 Certificates"); Class M-I-2 Certificates and Class M-II-2 Certificates (the "Class M-2 Certificates"); Class M-I-3 Certificates and Class M-II-3 Certificates (the "Class M-3 Certificates"); Class M-II-4 Certificates (the "Class M-4 Certificates").
	The Class M-I-2 Certificates and the Class M-II-2 Certificates are not offered hereby.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Co-Managers:	Credit Suisse First Boston LLC and Residential Funding Securities Corporation.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding").
Subservicer:	Primary servicing will be provided by Bank of America, N.A. with respect to approximately 30.85% of the Group I Loans and 77.76% of the Group II Loans, Cendant Mortgage Corporation with respect to approximately 33.80% of the Group I Loans and 20.23% of the Group II Loans, and Cambridge Mortgage Corporation with respect to 28.28% of the Group I Loans and none of the Group II Loans.
Cut-off Date:	October 1, 2004.
Settlement Date:	On or about November [10], 2004.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on November 26, 2004.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A and Class M-1 Certificates: $25,000 and integral multiples of $1 in excess thereof. For the Class M-2 and Class M-3 Certificates: $250,000 and integral multiples of $1 in excess thereof.

ERISA Considerations:	It is expected that, as of the Settlement Date, the Class A Certificates and Class M Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions.
Legal Investment:	The Certificates will <u>not</u> constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Tax Status:	One or more REMIC elections.
Collateral Description:	Two loan groups: Group I (fixed) and Group II (adjustable).

- Group I Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $143,052,488 as of the Cut-off Date.

- Group II Loans will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $165,962,789 as of the Cut-off Date.

Approximately 56.34% of the Group II Loans provide for an initial interest only period of up to 10 years.

Pricing Prepayment Assumption:	Group I – 20% CPR. Group II – 25% CPR.
Optional Calls:	If the aggregate principal balance of the mortgage loans in either Group I or Group II falls below 10% of the original aggregate principal balance thereof (each, an "Optional Call Date"), the Master Servicer may terminate the portion of the trust related to that loan group. The optional calls are independent of each other.
The Principal Investment Activities Program:	The mortgage loans included in the trust were acquired and evaluated under Residential Funding's Principal Investment Activities Program ("PIA"). The PIA program, among other types of collateral, targets seasoned assets offered in the secondary market. These loans may be called loans, loans acquired as part of portfolio sales, or may be loans with program exceptions or may be secured by unusual property types. The loans may have document deficiencies or have prior and/or current delinquencies or a combination of one or more of the foregoing.

The PIA program's process for acquiring a loan is intended to determine whether the characteristics of the loan, the borrower and the collateral, taken as a whole, represent an acceptable lending risk. The factors considered may include:

- the mortgage loan's payment terms and characteristics;
- the borrower's credit profile, both current and, if available, at origination;
- an analysis of the mortgagor's ability and willingness to make full and timely repayment;
- the value of the mortgaged property, as evidenced by a broker's price opinion, statistical value or comparison with real estate listings of comparable properties; and
- the quality of the available legal documentation associated with the loan, including certain aspects of compliance with relevant laws.

PIA's due diligence is tailored to address the particular risk profile of each acquisition.

Mortgage loans acquired under the PIA program may have unusual payment terms and characteristics. For example, they may be balloon loans, negative amortization loans, may have some of their payments deferred (documented and undocumented), may provide for simple interest or may adjust based on an uncommon index. The loans may have been modified following a payment delinquency, and as a result the final maturity of the loan may have been extended, or a balloon payment may be required to be paid by the borrower at the maturity of the loan.

The values of mortgaged properties securing loans acquired under the PIA program obtained are generally compared to an estimated value, recent listings of comparable properties, statistical values and/or broker's price opinions.

The PIA program loans may have missing or defective loan documentation. Mortgage notes, intervening assignments and title insurance may not be included in the related mortgage file. Residential Funding Corporation will not be obligated to repurchase any PIA program loan because of such missing or defective documentation unless the omission or defect materially interferes with the servicer's or master servicer's ability to foreclose on the related mortgaged property.

Credit Enhancement:

A. Subordination

Except as described below, if the Class M Certificates remain outstanding, losses on the mortgage loans of a loan group which are not covered by excess cash flow or overcollateralization will be allocated to the class of Class M Certificates of that loan group with the lowest payment priority, and the other classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the Class M Certificates of a loan group are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

	Group I		Group II	
Class	Initial Subordination[1]	Class	Initial Subordination[1]	
Class A-I	[3.55]%	Class A-II	[5.55]%	
Class M-I-1	[1.95]%	Class M-II-1	[3.45]%	
Class M-I-2	[0.85]%	Class M-II-2	[1.95]%	
Class M-I-3	[0.35]%	Class M-II-3	[1.20]%	
		Class M-II-4	[0.95]%	

[1] Includes the initial overcollateralization requirement as described herein.

B. Overcollateralization ("OC")

	Group I	Group II
Initial (% Orig.)	[0.35]%	[0.95]%
Required OC Amount (% Orig.)	[0.35]%	[0.95]%
Stepdown Required OC Amount (% Current)[1]	[0.70]%	[1.90]%
OC Floor (% Orig.)	[0.35]%	[0.50]%
OC Holiday	None	None

[1] Subject to certain trigger events as specified herein.

C. Excess Cashflow

For either loan group on any Distribution Date, the sum of (a) the excess of the related available distribution amount over the sum of (x) the interest distribution amount for the related classes of Certificates and (y) the related principal remittance amount and (b) any related overcollateralization reduction amounts.

Excess Cashflow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Cross-Collateralization: The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of overcollateralization in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

Interest Distributions: On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or Excess Cashflow) will be paid to the holders of Certificates to the extent of the available distribution amount from the related loan group in the following order of priority:

(1) With respect to Group I, to the Class A-I Certificates, pro rata, and with respect to Group II, to the Class A-II Certificates;

(2) To the related Class M-1 Certificates;

(3) To the related Class M-2 Certificates;

(4) To the related Class M-3 Certificates; and

(5) With respect to Group II, to the Class M-4 Certificates.

Principal Distributions: For each loan group on each Distribution Date, the related Principal Distribution Amount will be distributed as follows:

(1) To the related Class A Certificates, the related Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(2) To the related Class M-1 Certificates, the related Class M-1 Principal Distribution Amount, until the certificate principal balance of the related Class M-1 Certificates is reduced to zero;

(3) To the related Class M-2 Certificates, the related Class M-2 Principal Distribution Amount, until the certificate principal balance of the related Class M-2 Certificates is reduced to zero;

(4) To the related Class M-3 Certificates, the related Class M-3 Principal Distribution Amount, until the certificate principal balance of the related Class M-3 Certificates is reduced to zero; and

(5) With respect to Group II, to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero.

Class A Principal Distributions: The Class A Principal Distribution Amount for Group I will be distributed in the following order of priority:

(1) To the Class A-I-5 Certificates, the Class A-I-5 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero;

(2) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(3) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(4) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero;

(5) To the Class A-I-4 Certificates, until the certificate principal balance thereof is reduced to zero; and

(6) To the Class A-I-5 Certificates, until the certificate principal balance thereof is reduced to zero.

The Class A Principal Distribution Amount for Group II will be distributed to the Class A-II Certificates until the certificate principal balance thereof is reduced to zero.

Excess Cashflow Distributions: On any Distribution Date, the Excess Cashflow for each loan group will be allocated in the following order of priority:

(1) To pay the holders of the related Certificates the principal portion of realized losses (in the order of priority as described above under "Principal Distributions"), incurred on the Mortgage Loans in that loan group for the preceding calendar month;

(2) To pay the holders of the non-related Certificates the principal portion of realized losses (in the order of priority as described above under "Principal Distributions"), incurred on the Mortgage Loans in that non-related loan group for the preceding calendar month to the extent not covered by Excess Cashflow from that non-related loan group;

(3) To pay the holders of the related Certificates in respect of principal (in the order of priority as described above under "Principal Distributions"), until the related Required Overcollateralization Amount has been achieved;

(4) To pay the holders of the non-related Certificates in respect of principal (in the order of priority as described above under "Principal Distributions"), until the related Required Overcollateralization Amount for that non-related loan group has been achieved to the extent not covered by Excess Cashflow from that non-related loan group;

(5) To pay to the holders of the related Certificates, pro rata based on prepayment interest shortfalls allocated thereto, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by related Eligible Master Servicing Compensation on that Distribution Date;

(6) To pay to the holders of the non-related Certificates, pro rata based on prepayment interest shortfalls allocated thereto, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation or Excess Cashflow from that non-related loan group on that Distribution Date;

(7) To pay to the holders of the related Certificates, pro rata based on the amount of any unpaid prepayment interest shortfalls previously allocated thereto, the amount of any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon;

(8) To pay to the holders of the non-related Certificates, pro rata based on the amount of any unpaid prepayment interest shortfalls previously allocated thereto, the amount of any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon, to the extent not covered by Excess Cashflow from that non-related loan group;

(9) To pay to the holders of the related Class A Certificates, pro-rata based on the amount of any unpaid Group I Net WAC Cap Shortfall Carry-Forward Amounts or

any Group II Basis Risk Shortfall Carry-Forward Amounts as applicable, and then sequentially to the related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the amount of any Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts, as applicable to the extent not covered by the Yield Maintenance Agreement, as applicable;

(10) To pay to the holders of the non-related Class A Certificates, pro-rata based on the amount of any Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts as applicable, and then sequentially to the non-related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the amount of any Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts, as applicable, in each case to the extent not covered by Excess Cashflow from that non-related loan group and to the extent not covered by the Yield Maintenance Agreement, as applicable;

(11) To pay to the holders of the related Certificates, pro rata based on Relief Act Shortfalls allocated thereto for that Distribution Date, the amount of any Relief Act Shortfall occurring in the current interest accrual period;

(12) To pay to the holders of the non-related Certificates, pro rata based on Relief Act Shortfalls allocated thereto for that Distribution Date, the amount of any Relief Act Shortfall occurring in the current interest accrual period to the extent not covered by Excess Cashflow for that non-related loan group;

(13) To pay to the holders of the related Class A Certificates, pro rata, and the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(14) To pay to the holders of the non-related Class A Certificates, pro rata, and then sequentially to the non-related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the principal portion of any realized losses previously allocated thereto that remain unreimbursed to the extent not covered by Excess Cashflow for that non-related loan group; and

(15) To pay to the holder of the related Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Interest Accrual Period: Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5 and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap.
- The Class A-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.

- On each Distribution Date, for the Class A-I-2 Certificates, interest will accrue at a fixed rate equal to its fixed rate coupon.
- On each Distribution Date, for the Class A-I-3, Class A-I-4, Class A-I-5 and Class M-I Certificates, interest will accrue at a fixed rate equal to the lesser of (a) their respective fixed rate coupons and (b) the Group I Net WAC Cap.
- The fixed rate coupon on the Class A-I-4 Certificates will increase by 0.50% per annum for any Distribution Date beginning on the second Distribution Date after the first possible related Optional Call Date.
- The Class M-II-1 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-1 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-1 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-2 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-2 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-2 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-3 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-3 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-3 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-4 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-4 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-4 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.

Group I Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

Group I Net WAC Cap Shortfall: With respect to each class of Class A-I Certificates and Class M-I Certificates, and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of Certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group I Net WAC Cap did not apply, over (ii) accrued certificate interest calculated using the Group I Net WAC Cap.

Group I Net WAC Cap Shortfall Carry-Forward Amount: For any Distribution Date on which the Pass-Through Rate on the Class A-1 Certificates and Class M-1 Certificates is limited to the Group I Net WAC Cap Rate, the resulting Group I Net WAC Cap Shortfall will carry forward with interest thereon (the "Group I Net WAC Cap Shortfall Carry-Forward Amount").



Group II Net WAC Cap: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

Group II Basis Risk Shortfall: With respect to each class of Class A-II Certificates and Class M-II Certificates, and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of Certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group II Net WAC Cap did not apply, provided that this rate does not exceed 14.00% per annum over (ii) accrued certificate interest calculated using the Group II Net WAC Cap.

Group II Basis Risk Shortfall Carry-Forward Amount: For any Distribution Date on which the Pass-Through Rate on the Class A-II Certificates and Class M-II Certificates is limited to the Group II Net WAC Cap Rate, the resulting Group II Basis Risk Shortfall will carry forward with interest thereon (the "Group II Basis Risk Shortfall Carry-Forward Amount").

Yield Maintenance Agreement: The Class A-I-1 Certificates, the Class A-II Certificates and the Class M-II Certificates will have the benefit of a series of payments pursuant to separate yield maintenance agreements (each a "Yield Maintenance Agreement"). With respect to any Distribution Date, payments received under the applicable Yield Maintenance Agreement will be available to pay the holders of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable) any related Group I Net WAC Cap Shortfall Carry-Forward Amount (in the case of the Class A-I-1 Certificates) or Group II Basis Risk Shortfall Carry Forward Amount (in the case of the Class A-II Certificates and the Class M-II Certificates).

On each Distribution Date, payments under each Yield Maintenance Agreement will be made on a notional balance (each a "Yield Maintenance Notional Balance") equal to the lesser of (i) the aggregate certificate principal balance of the Class A-I-1 Certificates, the Class A-II Certificates or Class M-II Certificates (as applicable) and (ii) the amount set forth in the relevant Yield Maintenance Agreement Schedule attached hereto. To the extent that the relevant Yield Maintenance Notional Balance in respect of a Distribution Date exceeds the aggregate certificate principal balance of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable) on that Distribution Date (prior to any payments being made on such date), the amount payable under such Yield Maintenance Agreement in respect of such excess will not be available to the holders of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable).

Weighted Average Monthly Fees: Master servicing fee and sub-servicing fee of approximately:
   0.308% for Group I
   0.427% for Group II

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.



Eligible Master Servicing Compensation: For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to either loan group and any Distribution Date, the excess, if any, of the aggregate stated principal balance of the mortgage loans in that loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the related Class A Certificates and Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Required Overcollateralization Amount: With respect to Group I and any Distribution Date, (a) if such Distribution Date is prior to the related Stepdown Date, [0.35]% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the related Stepdown Date, the greater of (i) [0.70]% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the related Overcollateralization Floor, provided, however, that if a Trigger Event is in effect on any Distribution Date, the Required Overcollateralization Amount shall equal the Required Overcollateralization Amount from the immediately preceding Distribution Date.

With respect to Group II and any Distribution Date, (a) if such Distribution Date is prior to the related Stepdown Date, [0.95]% of the aggregate stated principal balance of the Group II Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the related Stepdown Date, the greater of (i) [1.90]% of the then current aggregate stated principal balance of the Group II Loans as of the end of the related due period and (ii) the related Overcollateralization Floor, provided, however, that if a Trigger Event is in effect on any Distribution Date, the Required Overcollateralization Amount shall equal the Required Overcollateralization Amount from the immediately preceding Distribution Date.

Trigger Event [1]: A Trigger Event is in effect with respect to a loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [50.00]% of the related Senior Enhancement Percentage in the case of Loan Group I, or [40.00]% of the related Senior Enhancement Percentage in the case of Loan Group II, or (ii) cumulative realized losses on the mortgage loans in that loan group as a percentage of the initial aggregate principal balance of the mortgage loans in that loan group as of the Cut-off Date exceed the following amounts:

[1] Percentages for Delinquency and Cumulative Loss Trigger Events are subject to rating agency confirmation
This Information was prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

	Group I	Group II
Months 37-48	[0.50]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter	[0.50]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Months 49-60	[0.75]%	[0.75]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Month 61 and thereafter	[0.75]%	[1.00]%

Sixty-Plus Delinquency Percentage:

With respect to either loan group and any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans in that loan group that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans in that loan group immediately preceding that Distribution Date.

Senior Enhancement Percentage:

For either loan group and on any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the mortgage loans in that loan group after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor:

With respect to Group I, an amount equal to 0.35% of the aggregate stated principal balance of the mortgage loans of group I as of the Cut-off Date. With respect to Group II, an amount equal to 0.50% of the aggregate stated principal balance of the mortgage loans of loan group II as of the Cut-off Date

Overcollateralization Reduction Amount:

For either loan group on any Distribution Date for which the Excess Overcollateralization Amount for that loan group is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that loan group for that Distribution Date and (ii) principal collected on the mortgage loans in that loan group for that Distribution Date.

Excess Overcollateralization Amount:

For either loan group on any Distribution Date, the excess, if any, of the Overcollateralization Amount for that loan group over the Required Overcollateralization Amount for that loan group.

Principal Remittance Amount:

For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the mortgage loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of related mortgage loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the related mortgage loans during the

preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding Subsequent Recoveries.

Principal Distribution Amount: For any Distribution Date and each loan group, the lesser of (a) the sum of (i) the excess of (x) the related available distribution amount over (y) the related interest distribution amount and (ii) any non-related Excess Cashflow used to pay principal on the related certificates and (b) the sum of (x) the Principal Remittance Amount for the related Mortgage Loans and (y) the Excess Cashflow to the extent distributable as principal to cover realized losses on the related mortgage loans and to reach the related Required Overcollateralization Amount minus any related Overcollateralization Reduction Amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

Class A Principal Distribution Amount: With respect to either loan group and any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and

- the excess, if any, of (A) the aggregate certificate principal balance of the related Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class A-I-5 Lockout Distribution Amount: For any Distribution Date, the product of (x) the Class A-I-5 Lockout Percentage (as set forth in the underlying table) for that Distribution Date and (y) the Class A-I-5 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-5 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the certificate principal balance of the Class A-I-5 Certificates immediately prior to that Distribution Date.

Class A-I-5

Pro Rata Distribution Amount: For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-5 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-5 Lockout Percentage:

Distribution Dates	Lockout Percentage
November 2004 through and including October 2007	0%
November 2007 through and including October 2009	45%
November 2009 through and including October 2010	80%
November 2010 through and including October 2011	100%
November 2011 and thereafter	300%

**Class M-1 Principal
Distribution Amount:**

With respect to either loan group and any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to the distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to the distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

**Class M-2 Principal
Distribution Amount:**

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates and Class M-1 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

**Class M-3 Principal
Distribution Amount:**

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Subordination Percentage: As to any class of Class A or Class M Certificates, the respective percentage set forth below:

Group I		Group II	
Class	%	Class	%
Class A-I	92.90%	Class A-II	88.90%
Class M-I-1	96.10%	Class M-II-1	93.10%
Class M-I-2	98.30%	Class M-II-2	96.10%
Class M-I-3	99.30%	Class M-II-3	97.60%
		Class M-II-4	98.10%

Stepdown Date: For each group of Certificates, the later to occur of (x) the Distribution Date in November 2007 and (y) the first Distribution Date on which the aggregate stated principal balance of the related mortgage loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the related mortgage loans as of the Cut-off Date.

Subsequent Recoveries: Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Allocation of Losses: Any realized losses for a loan group will be allocated in the following order of priority:

(1) To Excess Cashflow for that loan group for the related Distribution Date;

(2) To Excess Cashflow for the non-related loan group, to the extent remaining after covering realized losses on the mortgage loans in that non-related loan group for the related Distribution Date;

(3) To the overcollateralization for that related loan group, until reduced to zero (as further described in the prospectus supplement);

(4) After the aggregate certificate principal balance of the Certificates equals the aggregate principal balance of the mortgage loans (as further described in the prospectus supplement) in the following order and priority:

    (a) With respect to Loan Group II, to the Class M-4 Certificates, until reduced to zero;

    (b) To the related Class M-3 Certificates, until reduced to zero;

    (c) To the related Class M-2 Certificates, until reduced to zero; and

    (d) To the related Class M-1 Certificates, until reduced to zero;

(5) With respect to Loan Group I, among the Class A-I Certificates, on a pro-rata basis, with respect to Loan Group II, to the Class A-II Certificates.

Prospectus: The Class A and Class M Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Class A and Class M Certificates and the mortgage loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Class A and Class M Certificates may not be consummated unless the purchaser has received the Prospectus.

Total Mortgage Loans by Notional Credit Classification

Category:	Prime	A/Alt A	Insured	A-	Subprime	Total
Percent of Total:	67.82%	13.19%	5.69%	4.79%	8.51%	100.00%
Fixed:	40.80%	43.95%	75.30%	44.56%	75.24%	46.29%
ARM:	59.20%	56.05%	24.70%	55.44%	24.76%	53.71%
Current Balance:	$209,579,098	$40,763,065	$17,591,198	$14,788,361	$26,293,556	$309,015,278
Loan Count:	635	152	140	53	129	1109
Average Balance:	$330,046	$268,178	$125,651	$279,026	$203,826	$278,643
WAM (mos):	332	333	321	324	308	329
WA Age (mos):	9	10	28	11	22	11
WA Orig. Term (mos):	341	343	349	336	330	340
Balloon:	0.01%	0.00%	1.14%	0.00%	0.00%	0.07%
First Lien:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero):	737	665	572	601	582	698
WA Original LTV:	70.83%	71.72%	92.53%	70.17%	71.63%	72.22%
WA Current LTV:	70.00%	70.76%	89.74%	68.92%	69.28%	71.11%
WA Margin (ARMs only):	2.244%	2.245%	2.418%	2.384%	2.457%	2.264%
Owner Occupied:	85.53%	93.70%	94.30%	91.91%	91.84%	87.95%
Purchase:	56.42%	44.39%	80.16%	34.99%	52.28%	54.81%
Equity Refinance:	20.91%	21.68%	8.21%	29.97%	21.60%	20.78%
Rate/Term Refinance:	22.67%	33.93%	11.62%	35.04%	26.12%	24.41%

The above notional credit classifications of the loans has been prepared on the following basis:

Classification	FICO	12 months Mortgage History
Prime	660+	0 x 30
A/Alt A	620+	Max 2 x 30
Insured	Insured balance after first two classifications	
A-	580+	0 x 60
Sub-prime	Balance after first four classifications	

* Characteristics as of the Cut-off Date

Group I Loans

Aggregate Outstanding Principal Balance	$143,052,488
Aggregate Original Principal Balance	$148,061,518
Number of Mortgage Loans	689

	Minimum	Maximum	Average [1]
Original Principal Balance	$13,000	$1,700,000	$214,893
Outstanding Principal Balance	$8,089	$996,778	$207,623
	Minimum	Maximum	Weighted Average [2]
Original Term (mos)	60	360	328
Stated remaining Term (mos)	43	358	313
Loan Age (mos)	2	173	16
Current Interest Rate	3.875%	9.500%	6.081%
Original Loan-to-Value [4] [7]	10.00%	105.00%	71.47%
Current Loan-to-Value [5] [7]	8.00%	103.00%	69.67%
Credit Score [6]	411	818	694

	Earliest	Latest	
Maturity Date	May 1, 2008	August 1, 2034	
	Number of Loans	Principal Balance	% of Principal Balance
Fully Amortizing	687	$142,838,561	99.85%
Balloon	2	$213,927	0.15%
Interest Only	0	$0	0.00%
Loans with Pledged Assets	2	$208,172	0.15%
Cooperatives	14	$1,868,909	1.31%
Condotels	0	$0	0.00%
Modified Loans	63	$14,233,117	9.95%
Loans with DTI Greater Than 60%	8.69%		
Delinquency Status (OTS Basis)	**% of Principal Balance**		
Current	100.00%		
30-59 days	0.00%		

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Adjustable Rate Mortgage Loans only.

(4) In the above Summary Table and the following Group I mortgage loan tables, the original loan-to-value ratio has been calculated based on the original principal balance of the relevant mortgage loan (less the amount secured by pledged assets required at the time of origination, in the case of two mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.

(5) In the above Summary Table and the following Group I mortgage loan tables, the current loan-to-value ratio has been calculated based on the principal balance of the relevant mortgage loan as at the Cut-off Date (less the amount secured by pledged assets required at the time of origination, in the case of two mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.

(6) Minimum and Weighting only for loans with scores.

(7) With respect to each of the Group I Loans indicated in the above summary table or in the following Group I tables as having either an original or a current loan-to value greater than 100% (computed on the basis of the original value of the property), a statistical valuation or broker's price opinion was obtained indicating that as of the Cut-off Date the current loan-to-value ratio (computed on the basis of the updated statistical valuation or broker's price opinion and the outstanding principal balance as of the Cut-off Date) was 100% or less.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
499 or less	34	$4,669,277	3.26%	$137,332	82.16%
500 to 519	13	1,340,285	0.94	103,099	92.15
520 to 539	22	2,892,256	2.02	131,466	75.05
540 to 559	23	4,134,095	2.89	179,743	73.91
560 to 579	38	5,325,900	3.72	140,155	78.63
580 to 599	39	6,952,674	4.86	178,274	81.43
600 to 619	39	6,332,834	4.43	162,380	77.09
620 to 639	43	6,820,234	4.77	158,610	76.87
640 to 659	41	6,133,722	4.29	149,603	68.50
660 to 679	57	9,932,598	6.94	174,256	75.08
680 to 699	47	10,344,836	7.23	220,103	77.19
700 to 719	42	10,311,149	7.21	245,504	69.90
720 to 739	46	13,657,030	9.55	296,892	67.31
740 to 759	48	10,029,008	7.01	208,938	72.50
760 or greater	152	43,754,416	30.59	287,858	64.77
Subtotal:	684	$142,630,313	99.70%	$208,524	71.46%
Not Available	5	422,175	0.30	84,435	74.93
Total:	689	$143,052,488	100.00%	$207,623	71.47%

*For substantially all of the Group I Loans, the Credit Score was updated prior to Cut-off Date.

* As of the Cut-off Date, the weighted average Credit Score of the Group I Loans will be approximately 694.


Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	5	$86,095	0.06%	$17,219	639	81.75%
$25,001 to $50,000	51	1,926,168	1.35	37,768	625	77.49
$50,001 to $100,000	178	13,128,037	9.18	73,753	636	85.15
$100,001 to $200,000	203	28,578,189	19.98	140,779	676	79.34
$200,001 to $300,000	86	21,113,373	14.76	245,504	684	75.38
$300,001 to $400,000	69	23,881,485	16.69	346,108	703	69.54
$400,001 to $500,000	52	22,584,739	15.79	434,322	707	70.58
$500,001 to $600,000	13	6,952,502	4.86	534,808	745	65.62
$600,001 to $700,000	12	7,549,932	5.28	629,161	716	61.55
$700,001 to $800,000	7	5,291,859	3.70	755,980	720	60.30
$800,001 to $900,000	4	3,161,769	2.21	790,442	629	47.39
$900,001 to $1,000,000	7	6,833,311	4.78	976,187	779	51.85
$1,000,001 to $1,100,000	1	988,273	0.69	988,273	722	41.00
$1,600,001 to $1,700,000	1	976,755	0.68	976,755	697	53.00
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Current Mortgage Loan Principal Balances of the Group I Loans

Current Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	8	$136,616	0.10%	$17,077	678	69.61%
$25,001 to $50,000	57	2,188,029	1.53	38,386	626	77.23
$50,001 to $100,000	177	13,446,726	9.4	75,970	637	84.96
$100,001 to $200,000	199	28,736,494	20.09	144,404	677	79.56
$200,001 to $300,000	85	21,171,362	14.8	249,075	682	75.01
$300,001 to $400,000	75	26,292,980	18.38	350,573	701	68.97
$400,001 to $500,000	43	19,325,879	13.51	449,439	712	71.36
$500,001 to $600,000	14	7,515,497	5.25	536,821	733	66.10
$600,001 to $700,000	13	8,377,346	5.86	644,411	725	59.27
$700,001 to $800,000	6	4,595,928	3.21	765,988	708	57.32
$800,001 to $900,000	3	2,467,291	1.72	822,430	626	53.97
$900,001 to $1,000,000	9	8,798,339	6.15	977,593	764	50.76
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Mortgage Rates of the Group I Loans

Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.5000 to 3.9999	2	$381,910	0.27%	$190,955	626	90.99%
4.0000 to 4.4999	6	1,066,229	0.75	177,705	670	92.08
4.5000 to 4.9999	27	5,442,133	3.80	201,560	735	54.82
5.0000 to 5.4999	64	11,581,258	8.10	180,957	723	61.10
5.5000 to 5.9999	184	52,561,361	36.74	285,660	712	66.28
6.0000 to 6.4999	179	40,066,095	28.01	223,833	720	75.11
6.5000 to 6.9999	61	9,947,873	6.95	163,080	661	76.32
7.0000 to 7.4999	94	14,761,529	10.32	157,038	598	81.98
7.5000 to 7.9999	38	4,312,990	3.01	113,500	590	83.51
8.0000 to 8.4999	23	1,978,999	1.38	86,043	598	89.80
8.5000 to 8.9999	8	717,092	0.50	89,637	556	90.49
9.0000 to 9.4999	1	43,405	0.03	43,405	663	40.00
9.5000 to 9.9999	2	191,613	0.13	95,806	576	94.58
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

* As of the Cut-off Date, the weighted average mortgage rate of the Group I Loans will be approximately 6.0812% per annum.

Net Mortgage Rates of the Group I Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.5000 to 3.9999	7	$1,189,219	0.83%	$169,888	649	92.18%
4.0000 to 4.4999	13	2,946,541	2.06	226,657	731	62.63
4.5000 to 4.9999	62	12,252,258	8.56	197,617	730	57.59
5.0000 to 5.4999	145	41,446,993	28.97	285,841	727	64.76
5.5000 to 5.9999	200	48,650,112	34.01	243,251	707	72.94
6.0000 to 6.4999	80	12,132,494	8.48	151,656	674	79.06
6.5000 to 6.9999	84	12,822,147	8.96	152,645	606	81.25
7.0000 to 7.4999	57	8,020,842	5.61	140,717	592	84.54
7.5000 to 7.9999	26	2,386,032	1.67	91,770	593	85.64
8.0000 to 8.4999	10	866,722	0.61	86,672	569	92.86
8.5000 to 8.9999	3	147,515	0.10	49,172	598	67.81
9.0000 to 9.4999	2	191,613	0.13	95,806	576	94.58
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

* As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group I Loans will approximately 5.7733% per annum.

Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	92	$23,473,208	16.41%	$255,144	714
50.01 to 55.00	21	6,572,738	4.59	312,988	677
55.01 to 60.00	25	6,069,422	4.24	242,777	744
60.01 to 65.00	30	10,787,306	7.54	359,577	716
65.01 to 70.00	45	13,008,125	9.09	289,069	718
70.01 to 75.00	46	11,420,495	7.98	248,272	702
75.01 to 80.00	137	36,452,888	25.48	266,079	711
80.01 to 85.00	21	3,072,687	2.15	146,318	692
85.01 to 90.00	51	7,599,013	5.31	149,000	642
90.01 to 95.00	58	7,823,304	5.47	134,885	626
95.01 to 100.00	146	15,218,481	10.64	104,236	631
100.01 to 105.00	17	1,554,822	1.09	91,460	644
Total:	689	$143,052,488	100.00%	$207,623	694

* The weighted average loan-to-value ratio at origination of the Group I Loans will be approximately 71.47%.

Current Loan-to-Value Ratios of the Group I Loans

Current Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	105	$25,664,818	17.94%	$244,427	717
50.01 to 55.00	22	6,222,651	4.35	282,848	664
55.01 to 60.00	28	8,390,202	5.87	299,650	742
60.01 to 65.00	34	10,357,478	7.24	304,632	702
65.01 to 70.00	45	13,361,579	9.34	296,924	708
70.01 to 75.00	55	13,249,947	9.26	240,908	710
75.01 to 80.00	117	31,610,839	22.10	270,178	711
80.01 to 85.00	32	4,727,767	3.30	147,743	650
85.01 to 90.00	55	7,991,070	5.59	145,292	646
90.01 to 95.00	77	8,898,112	6.22	115,560	616
95.01 to 100.00	114	12,026,476	8.41	105,495	643
100.01 to 105.00	5	551,549	0.39	110,310	689
Total:	689	$143,052,488	100.00%	$207,623	694

* The weighted average current loan-to-value ratio of the Group I Loans will be approximately 69.67%.

Geographic Distributions of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Massachusetts	83	$41,377,393	28.92%	$498,523	757	66.30%
California	82	24,452,825	17.09	298,205	687	59.77
New York	65	9,989,171	6.98	153,680	680	66.81
Florida	47	7,140,271	4.99	151,921	666	67.71
New Jersey	38	6,805,587	4.76	179,094	657	81.55
Texas	42	5,754,779	4.02	137,019	672	82.15
Pennsylvania	40	3,779,060	2.64	94,476	647	88.82
North Carolina	17	3,536,104	2.47	208,006	672	76.35
Arizona	20	3,427,648	2.40	171,382	688	83.20
Maryland	13	3,218,265	2.25	247,559	649	72.74
Other	242	33,571,386	23.47	138,725	654	80.90
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

* Other includes other states and the District of Columbia with under 2% concentrations individually.

* No more than approximately 3.1% of the Group I Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	396	$70,078,890	48.99%	$176,967	684	81.95%
Rate/Term Refinance	152	42,782,401	29.91	281,463	699	59.89
Equity Refinance	141	30,191,197	21.10	214,122	708	63.56
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	599	$125,153,391	87.49%	$208,937	688	72.83%
Second/Vacation	23	7,240,795	5.06	314,817	758	54.96
Non-Owner Occupied	67	10,658,302	7.45	159,079	714	66.70
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	473	$100,713,456	70.40%	$212,925	688	70.40%
Two- to four- family units	59	13,522,453	9.45	229,194	721	71.47
Planned Unit Developments (detached)	46	11,085,094	7.75	240,980	692	73.00
Condo Low-Rise (less than 5 stories)	50	10,318,661	7.21	206,373	714	75.14
Co-op	14	1,868,909	1.31	133,493	735	68.51
Townhouse	10	1,548,532	1.08	154,853	696	77.45
Manufactured Home	19	1,392,962	0.97	73,314	643	91.39
Planned Unit Developments (attached)	12	1,293,125	0.90	107,760	704	79.24
Condo High-Rise (9 stories or more)	3	844,664	0.59	281,555	692	80.00
Condo Mid-Rise (5 to 8 stories)	3	464,632	0.32	154,877	791	80.37
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Seasoning of the Group I Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 - 12	375	$82,686,160	57.80%	$220,496	711	68.82%
13 - 24	185	39,559,430	27.65	213,835	701	72.69
25 - 36	43	8,491,995	5.94	197,488	623	75.14
37 - 48	26	5,375,539	3.76	206,751	602	80.04
49 - 60	10	955,072	0.67	95,507	593	90.90
61 - 72	24	4,403,567	3.08	183,482	582	83.35
73 - 84	8	643,267	0.45	80,408	622	87.58
85 - 96	4	169,693	0.12	42,423	565	92.49
97 - 108	2	108,884	0.08	54,442	640	83.66
109 - 120	1	25,795	0.02	25,795	786	90.00
121 - 132	3	129,842	0.09	43,281	716	92.61
133 - 144	6	368,915	0.26	61,486	681	82.05
145 - 156	1	43,405	0.03	43,405	663	40.00
169 - 180	1	90,924	0.06	90,924	623	93.00
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

* As of the Cut-off Date, the weighted average seasoning of the Group I Loans will be approximately 16 months.


Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	541	$118,749,568	83.01%	$219,500	690	71.66%
Reduced Documentation	148	24,302,920	16.99	164,209	709	70.57
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Notional Credit Classification of the Group I Loans

Notional Credit Classification	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Prime	342	$85,517,466	59.78%	$250,051	747	68.04%
Alt A	91	17,914,652	12.52	196,864	679	71.12
Insured	120	13,246,707	9.26	110,389	576	93.42
A-	31	6,589,234	4.61	212,556	598	70.80
Subprime	105	19,784,429	13.83	188,423	586	72.17
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Group II Loans

Aggregate Outstanding Principal Balance	$165,962,789
Aggregate Original Principal Balance	$168,018,910
Number of Group II Loans	420

	Minimum	Maximum	Average [1]
Original Principal Balance	$10,573	$2,337,500	$400,045
Outstanding Principal Balance	$9,828	$2,332,387	$395,149

	Minimum	Maximum	Weighted Average [2]
Original Term (mos)	120	360	351
Stated remaining Term (mos)	113	358	343
Loan Age (mos)	2	245	7
Current Interest Rate	2.625%	11.250%	4.841%
Initial Interest Rate Cap [3] *	1.000%	8.250%	4.606%
Periodic Rate Cap [3]	1.000%	2.000%	1.882%
Gross Margin [3]	0.000%	7.625%	2.264%
Maximum Mortgage Rate [3]	5.000%	17.250%	10.366%
Minimum Mortgage Rate [3]	0.000%	11.250%	2.277%
Months to Roll [3]	1	118	48
Original Loan-to-Value [4] [7]	15.00%	100.00%	72.86%
Current Loan-to-Value [5] [7]	7.00%	100.00%	72.36%
Credit Score [6]	458	827	702

	Earliest	Latest	
Maturity Date	March 1, 2014	August 1, 2034	

	Number of Loans	Principal Balance	% of Principal Balance
Fully Amortizing	223	$72,459,106	43.66%
Interest-Only	197	$93,503,683	56.34%
Loans with Pledged Assets	6	$1,431,955	0.86%
Cooperatives	7	$932,395	0.56%
Condotels	1	$343,454	0.21%
Modified Loans	8	$2,281,844	1.37%

	% of Principal Balance
Loans with DTI Greater Than 60%	7.72%
Delinquency Status (OTS Basis)	**% of Principal Balance**
Current	100.00%
30-59 days	0.00%

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) In the above Summary Table and the following Group II mortgage loan tables, the original loan-to-value ratio has been calculated based on the original principal balance of the relevant mortgage loan (less the amount secured by pledged assets required at the time of origination, in the case of six mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.
(5) In the above Summary Table and the following Group II mortgage loan tables, the current loan-to-value ratio has been calculated based on the principal balance of the relevant mortgage loan as at the Cut-off Date (less the amount secured by pledged assets required at the time of origination, in the case of six mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.
(6) Minimum and Weighting only for loans with scores.
(7) With respect to each of the Group II Loans indicated in the above summary table or in the following Group II tables as having an original or a current loan-to value ratio equal to 100% (computed on the basis of the original value of the property), a statistical valuation or broker's price opinion was obtained indicating that as of the Cut-off Date the current loan-to-value ratio (computed on the basis of the updated statistical valuation or broker's price opinion and the outstanding principal balance as of the Cut-off Date) was 100% or less.

This Information was prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
499 or less	6	$1,443,447	0.87%	$240,574	81.61%
500 to 519	3	757,816	0.46	252,605	83.54
520 to 539	6	1,070,114	0.64	178,352	87.94
540 to 559	7	1,862,899	1.12	266,128	75.38
560 to 579	5	2,098,223	1.26	419,645	66.95
580 to 599	12	4,064,906	2.45	338,742	74.98
600 to 619	20	6,587,297	3.97	329,365	73.58
620 to 639	22	8,252,709	4.97	375,123	72.90
640 to 659	31	11,739,384	7.07	378,690	71.00
660 to 679	36	14,543,029	8.76	403,973	75.11
680 to 699	57	22,973,455	13.84	403,043	72.21
700 to 719	42	21,075,478	12.70	501,797	74.04
720 to 739	36	16,258,250	9.80	451,618	73.93
740 to 759	46	16,272,080	9.80	353,741	75.25
760 or greater	91	36,963,704	22.27	406,195	69.63
Total:	420	$165,962,789	100.00%	$395,149	72.86%

*For substantially all of the Group II Loans, the Credit Score was updated prior to Cut-off Date.

* As of the Cut-off Date, the weighted average Credit Score of the Group II Loans will be approximately 702.

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	1	$9,828	0.01%	$9,828	688	97.00%
$25,001 to $50,000	7	298,919	0.18	42,703	703	75.52
$50,001 to $100,000	31	2,256,744	1.36	72,798	681	74.00
$100,001 to $200,000	104	14,927,618	8.99	143,535	697	76.60
$200,001 to $300,000	53	12,769,902	7.69	240,942	703	76.44
$300,001 to $400,000	65	22,811,624	13.75	350,948	679	75.88
$400,001 to $500,000	50	22,133,294	13.34	442,666	691	73.65
$500,001 to $600,000	28	15,274,627	9.20	545,522	687	72.63
$600,001 to $700,000	20	12,878,381	7.76	643,919	707	75.70
$700,001 to $800,000	18	13,480,576	8.12	748,921	689	69.36
$800,001 to $900,000	8	6,972,535	4.20	871,567	741	70.62
$900,001 to $1,000,000	9	8,610,471	5.19	956,719	708	70.17
$1,000,001 to $1,100,000	3	3,212,703	1.94	1,070,901	767	72.52
$1,100,001 to $1,200,000	7	8,098,902	4.88	1,156,986	727	74.75
$1,200,001 to $1,300,000	8	10,019,242	6.04	1,252,405	733	64.60
$1,300,001 to $1,400,000	3	4,049,330	2.44	1,349,777	738	71.61
$1,400,001 to $1,500,000	4	5,825,708	3.51	1,456,427	718	68.58
$2,300,001 to $2,400,000	1	2,332,387	1.41	2,332,387	698	56.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Current Mortgage Loan Principal Balances of the Group II Loans

Current Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	1	$9,828	0.01%	$9,828	688	97.00%
$25,001 to $50,000	9	357,702	0.22	39,745	716	73.53
$50,001 to $100,000	32	2,345,630	1.41	73,301	685	71.81
$100,001 to $200,000	104	15,118,602	9.11	145,371	696	77.02
$200,001 to $300,000	52	12,847,811	7.74	247,073	705	76.53
$300,001 to $400,000	65	22,897,493	13.8	352,269	679	75.89
$400,001 to $500,000	49	22,014,865	13.26	449,283	691	73.62
$500,001 to $600,000	28	15,417,634	9.29	550,630	689	72.32
$600,001 to $700,000	19	12,351,374	7.44	650,072	703	75.98
$700,001 to $800,000	18	13,480,576	8.12	748,921	689	69.36
$800,001 to $900,000	8	6,972,535	4.2	871,567	741	70.62
$900,001 to $1,000,000	9	8,610,471	5.19	956,719	708	70.17
$1,000,001 to $1,100,000	3	3,212,703	1.94	1,070,901	767	72.52
$1,100,001 to $1,200,000	7	8,098,902	4.88	1,156,986	727	74.75
$1,200,001 to $1,300,000	8	10,019,242	6.04	1,252,405	733	64.60
$1,300,001 to $1,400,000	3	4,049,330	2.44	1,349,777	738	71.61
$1,400,001 to $1,500,000	4	5,825,708	3.51	1,456,427	718	68.58
$2,300,001 to $2,400,000	1	2,332,387	1.41	2,332,387	698	56.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Mortgage Rates of the Group II Loans

Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.5000 to 2.9999	1	$186,297	0.11%	$186,297	652	80.00%
3.0000 to 3.4999	25	14,751,578	8.89	590,063	719	69.47
3.5000 to 3.9999	30	11,464,875	6.91	382,162	711	68.43
4.0000 to 4.4999	63	22,784,459	13.73	361,658	713	74.64
4.5000 to 4.9999	107	43,161,075	26.01	403,375	703	71.85
5.0000 to 5.4999	94	32,849,586	19.79	349,464	698	74.89
5.5000 to 5.9999	60	26,248,075	15.82	437,468	696	72.55
6.0000 to 6.4999	19	7,586,289	4.57	399,278	707	75.76
6.5000 to 6.9999	12	5,625,550	3.39	468,796	681	77.03
7.0000 to 7.4999	2	465,524	0.28	232,762	565	79.60
7.5000 to 7.9999	1	123,555	0.07	123,555	652	67.00
8.0000 to 8.4999	1	387,963	0.23	387,963	481	74.00
8.5000 to 8.9999	2	129,400	0.08	64,700	709	64.42
9.5000 to 9.9999	2	140,850	0.08	70,425	625	56.38
11.0000 to 11.4999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average mortgage rate of the Group II Loans will be approximately 4.8413% per annum.

Net Mortgage Rates of the Group II Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.0000 to 2.4999	1	$186,297	0.11%	$186,297	652	80.00%
2.5000 to 2.9999	25	14,751,578	8.89	590,063	719	69.47
3.0000 to 3.4999	29	11,149,401	6.72	384,462	712	68.35
3.5000 to 3.9999	64	23,099,933	13.92	360,936	712	74.59
4.0000 to 4.4999	106	42,910,366	25.86	404,815	702	71.91
4.5000 to 4.9999	93	32,927,014	19.84	354,054	699	74.83
5.0000 to 5.4999	62	26,703,162	16.09	430,696	696	72.19
5.5000 to 5.9999	19	7,304,483	4.40	384,446	709	77.04
6.0000 to 6.4999	12	5,625,550	3.39	468,796	681	77.03
6.5000 to 6.9999	2	465,524	0.28	232,762	565	79.60
7.0000 to 7.4999	1	123,555	0.07	123,555	652	67.00
7.5000 to 7.9999	1	387,963	0.23	387,963	481	74.00
8.0000 to 8.4999	2	129,400	0.08	64,700	709	64.42
9.0000 to 9.4999	2	140,850	0.08	70,425	625	56.38
10.5000 to 10.9999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group II Loans will approximately 4.4143% per annum.

Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	32	$8,050,538	4.85%	$251,579	728
50.01 to 55.00	16	6,646,586	4.00	415,412	673
55.01 to 60.00	20	13,425,669	8.09	671,283	712
60.01 to 65.00	18	11,767,224	7.09	653,735	713
65.01 to 70.00	44	20,762,453	12.51	471,874	710
70.01 to 75.00	42	17,785,287	10.72	423,459	681
75.01 to 80.00	167	70,036,600	42.20	419,381	713
80.01 to 85.00	12	4,986,707	3.00	415,559	647
85.01 to 90.00	25	5,012,061	3.02	200,482	652
90.01 to 95.00	22	4,130,408	2.49	187,746	664
95.01 to 100.00	22	3,359,257	2.02	152,694	669
Total:	420	$165,962,789	100.00%	$395,149	702

* The weighted average loan-to-value ratio at origination of the Group II Loans will be approximately will be approximately 72.86%.

Current Loan-to-Value Ratios of the Group II Loans

Current Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	36	$8,404,705	5.06%	$233,464	730
50.01 to 55.00	17	7,564,186	4.56	444,952	673
55.01 to 60.00	22	13,342,982	8.04	606,499	719
60.01 to 65.00	21	13,423,070	8.09	639,194	717
65.01 to 70.00	42	19,343,694	11.66	460,564	702
70.01 to 75.00	41	17,459,023	10.52	425,830	682
75.01 to 80.00	162	69,304,583	41.76	427,806	713
80.01 to 85.00	13	4,973,389	3.00	382,568	646
85.01 to 90.00	23	4,776,720	2.88	207,683	661
90.01 to 95.00	24	4,278,788	2.58	178,283	655
95.01 to 100.00	19	3,091,651	1.86	162,718	679
Total:	420	$165,962,789	100.00%	$395,149	702

* The weighted average current loan-to-value ratio of the Group II Loans will be approximately 72.36%.

Geographic Distributions of Mortgaged Properties of the Group II Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
California	136	$72,732,359	43.82%	$534,797	707	71.46%
Florida	43	17,682,782	10.65	411,227	701	72.68
Virginia	12	6,730,683	4.06	560,890	709	73.50
Nevada	15	6,088,082	3.67	405,872	664	76.31
Illinois	16	5,460,644	3.29	341,290	700	75.98
North Carolina	9	5,180,131	3.12	575,570	731	69.62
Colorado	11	4,586,092	2.76	416,917	688	67.08
Georgia	20	4,437,446	2.67	221,872	680	76.23
Maryland	9	4,143,663	2.50	460,407	687	73.99
New York	16	3,729,843	2.25	233,115	680	72.28
Massachusetts	8	3,447,807	2.08	430,976	735	74.47
Other	125	31,743,257	19.13	253,946	701	75.50
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* Other includes other states and the District of Columbia with under 2% concentrations individually.

* No more than approximately 1.7% the Group II Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	260	$99,282,893	59.82%	$381,857	706	78.18%
Rate/Term Refinance	77	32,652,004	19.67	424,052	691	63.79
Equity Refinance	83	34,027,893	20.50	409,975	702	66.06
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	358	$146,629,159	88.35%	$409,579	701	72.90%
Second/Vacation	20	9,764,147	5.88	488,207	710	69.26
Non-Owner Occupied	42	9,569,484	5.77	227,845	716	75.92
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	230	$95,421,429	57.50%	$414,876	705	72.52%
Planned Unit Developments (detached)	76	40,767,601	24.56	536,416	691	73.00
Condo Low-Rise (less than 5 stories)	66	19,502,703	11.75	295,496	716	72.80
Two- to four- family units	17	5,015,987	3.02	295,058	672	74.41
Condo Mid-Rise (5 to 8 stories)	5	1,132,945	0.68	226,589	731	74.56
Townhouse	4	937,855	0.57	234,464	731	77.35
Co-op	7	932,395	0.56	133,199	756	75.79
Planned Unit Developments (attached)	4	730,956	0.44	182,739	666	81.72
Condo High-Rise (9 stories or more)	3	615,914	0.37	205,305	724	75.78
Manufactured Home	7	561,550	0.34	80,221	703	93.40
Condotel	1	343,454	0.21	343,454	651	50.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Seasoning of the Group II Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 - 12	342	$147,596,463	88.93%	$431,569	704	73.04%
13 - 24	50	12,621,598	7.61	252,432	712	69.56
25 - 36	8	1,773,695	1.07	221,712	608	80.78
37 - 48	10	3,071,352	1.85	307,135	647	72.56
49 - 60	2	231,607	0.14	115,804	570	77.73
61 - 72	1	100,232	0.06	100,232	827	70.00
73 - 84	2	125,808	0.08	62,904	782	59.30
85 - 96	2	246,515	0.15	123,258	583	90.00
97 - 108	1	30,000	0.02	30,000	734	47.00
157 - 168	1	57,197	0.03	57,197	801	70.00
181 or greater	1	108,323	0.07	108,323	817	80.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average seasoning of the Group II Loans will be approximately 7 months.


Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	315	$124,666,287	75.12%	$395,766	694	72.95%
Reduced Documentation	105	41,296,503	24.88	393,300	727	72.61
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Notional Credit Classification of the Group II Loans

Notional Credit Classification	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Prime (non-IO)	144	$49,913,613	30.08%	$346,622	725	73.75%
Prime (IO)	149	74,148,019	44.68	497,638	733	72.09
Alt A (non-IO)	31	9,391,641	5.66	302,956	659	77.82
Alt A (IO)	30	13,456,772	8.11	448,559	650	68.26
Insured (non-IO)	16	2,963,300	1.79	185,206	542	90.74
Insured (IO)	4	1,381,192	0.83	345,298	598	87.78
A- (non-IO)	17	5,638,115	3.40	331,654	609	72.08
A- (IO)	5	2,561,012	1.54	512,202	589	64.36
Subprime (non-IO)	15	4,552,437	2.74	303,496	562	70.93
Subprime (IO)	9	1,956,689	1.18	217,410	588	67.78
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%



Original Interest-Only Terms of the Group II Loans

(Excludes Non Interest-Only Loans)

Original Interest-Only Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
24	1	$187,880	0.20%	$187,880	690	80.00%
36	7	1,756,375	1.88	250,911	748	78.45
60	121	63,234,311	67.63	522,598	705	73.55
84	17	5,515,285	5.90	324,429	749	63.77
120	51	22,809,832	24.39	447,252	721	66.94
Total:	197	$93,503,683	100.00%	$474,638	712	71.47%
As of the cut-off Date, the weighted average original interest-only term of the Group II Loans will be approximately 76 months.						

Index Types of the Group II Loans

Index Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 Year LIBOR	242	$117,094,341	70.55%	$483,861	700	73.41%
6 Month LIBOR	100	32,834,335	19.78	328,343	721	70.59
1 Year Treasury	71	12,820,754	7.73	180,574	679	77.03
1 Month LIBOR	4	2,925,830	1.76	731,457	702	60.49
3 Year Treasury	1	141,449	0.09	141,449	782	63.00
Prime Rate	1	88,885	0.05	88,885	781	16.00
6 Month CD	1	57,197	0.03	57,197	801	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Maximum Mortgage Rates of the Group II Loans

Maximum Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.0000 to 5.9999	2	$501,134	0.30%	$250,567	642	91.85%
8.0000 to 8.9999	14	4,742,125	2.86	338,723	710	68.33
9.0000 to 9.9999	145	60,438,644	36.42	416,818	707	72.71
10.0000 to 10.9999	165	62,026,213	37.37	375,916	699	74.00
11.0000 to 11.9999	37	15,249,082	9.19	412,137	699	76.98
12.0000 to 12.9999	41	20,392,757	12.29	497,384	706	67.29
13.0000 to 13.9999	9	1,788,585	1.08	198,732	716	75.42
14.0000 to 14.9999	3	517,363	0.31	172,454	538	71.60
15.0000 to 15.9999	3	249,173	0.15	83,058	708	66.65
17.0000 to 17.9999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average maximum mortgage rate of the Group II Loans will be approximately 10.3661% per annum.

Next Interest Rate Adjustment Dates of the Group II Loans

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
November 2004	12	$7,137,332	4.30%	$594,778	710	68.20%
December 2004	7	3,687,254	2.22	526,751	720	70.63
January 2005	9	6,588,109	3.97	732,012	713	64.74
February 2005	6	894,024	0.54	149,004	697	75.12
March 2005	2	295,314	0.18	147,657	722	47.47
April 2005	9	2,045,453	1.23	227,273	720	66.35
May 2005	2	415,279	0.25	207,639	620	90.00
June 2005	2	156,777	0.09	78,389	745	86.18
July 2005	5	431,514	0.26	86,303	643	84.32
August 2005	1	100,232	0.06	100,232	827	70.00
October 2005	5	780,726	0.47	156,145	636	97.59
January 2006	1	77,064	0.05	77,064	650	60.00
February 2006	1	396,316	0.24	396,316	674	73.00
April 2006	2	764,766	0.46	382,383	662	66.53
May 2006	1	278,590	0.17	278,590	720	80.00
June 2006	2	555,653	0.33	277,827	577	83.31
July 2006	1	524,517	0.32	524,517	573	46.00
August 2006	2	682,236	0.41	341,118	654	80.00
October 2006	2	559,873	0.34	279,937	700	64.87
November 2006	6	1,459,769	0.88	243,295	664	77.82
December 2006	5	1,151,210	0.69	230,242	690	78.12
January 2007	1	477,450	0.29	477,450	753	70.00
March 2007	3	588,319	0.35	196,106	688	66.32
April 2007	3	1,187,605	0.72	395,868	676	67.79
May 2007	8	3,339,057	2.01	417,382	713	74.69
June 2007	7	3,258,811	1.96	465,544	720	84.84
July 2007	2	545,812	0.33	272,906	643	78.60
August 2007	1	161,076	0.10	161,076	675	95.00
September 2007	1	288,968	0.17	288,968	504	90.00
November 2007	1	438,469	0.26	438,469	770	59.00
January 2008	1	324,599	0.20	324,599	531	90.00
February 2008	1	118,429	0.07	118,429	689	80.00
May 2008	1	166,334	0.10	166,334	606	76.00
June 2008	2	490,092	0.30	245,046	732	80.00
July 2008	2	469,705	0.28	234,852	688	76.49
September 2008	3	762,016	0.46	254,005	741	63.75
November 2008	3	997,395	0.60	332,465	710	80.91
December 2008	2	770,997	0.46	385,499	640	59.31
January 2009	6	2,220,529	1.34	370,088	659	75.43
February 2009	18	6,995,241	4.21	388,624	681	78.11

Next Interest Rate Adjustment Dates of the Group II Loans (continued)

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
March 2009	14	6,193,976	3.73	442,427	685	75.50
April 2009	25	9,214,640	5.55	368,586	674	74.96
May 2009	63	26,373,007	15.89	418,619	697	71.60
June 2009	58	31,136,533	18.76	536,837	716	73.55
July 2009	23	14,489,654	8.73	629,985	706	74.00
August 2009	14	6,912,060	4.16	493,719	736	71.62
December 2009	1	239,954	0.14	239,954	458	83.00
February 2010	1	123,555	0.07	123,555	652	67.00
March 2010	2	374,614	0.23	187,307	725	65.91
April 2010	1	145,261	0.09	145,261	753	80.00
May 2010	1	314,407	0.19	314,407	694	69.00
June 2010	5	1,215,036	0.73	243,007	708	72.25
July 2010	4	1,213,688	0.73	303,422	741	76.92
August 2010	3	982,041	0.59	327,347	705	58.48
September 2010	4	2,289,393	1.38	572,348	717	68.41
October 2010	5	1,670,294	1.01	334,059	721	68.89
November 2010	2	193,912	0.12	96,956	703	83.96
December 2010	4	382,019	0.23	95,505	604	86.97
April 2011	7	1,779,942	1.07	254,277	700	67.37
May 2011	3	453,121	0.27	151,040	632	79.56
June 2011	5	1,304,114	0.79	260,823	733	78.09
July 2011	3	1,004,705	0.61	334,902	779	70.37
August 2011	3	452,961	0.27	150,987	715	84.27
February 2013	1	293,500	0.18	293,500	800	48.00
June 2013	1	64,795	0.04	64,795	698	52.00
July 2013	1	78,319	0.05	78,319	806	15.00
August 2013	1	260,000	0.16	260,000	785	80.00
September 2013	1	182,538	0.11	182,538	778	80.00
October 2013	3	1,265,352	0.76	421,784	713	72.16
November 2013	1	123,500	0.07	123,500	824	25.00
December 2013	4	684,582	0.41	171,145	667	71.29
February 2014	1	144,975	0.09	144,975	805	50.00
March 2014	1	109,780	0.07	109,780	678	75.00
April 2014	2	308,361	0.19	154,181	719	71.84
June 2014	1	696,291	0.42	696,291	789	79.00
July 2014	1	259,000	0.16	259,000	800	56.00
August 2014	1	450,000	0.27	450,000	703	77.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average Months to Next Interest Rate Adjustment Date of the Mortgage Loans will be approximately 48 months.

Note Margins of the Group II Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
0.000 to 0.499	2	$137,339	0.08%	$68,670	712	45.64%
1.000 to 1.499	1	917,600	0.55	917,600	679	56.00
1.500 to 1.999	20	10,811,255	6.51	540,563	726	68.22
2.000 to 2.499	316	136,735,826	82.39	432,708	704	73.23
2.500 to 2.999	71	15,312,439	9.23	215,668	683	73.38
4.000 to 4.499	1	247,287	0.15	247,287	681	98.00
5.000 to 5.499	4	1,284,097	0.77	321,024	685	77.84
5.500 to 5.999	3	382,168	0.23	127,389	603	71.55
6.500 to 6.999	1	77,064	0.05	77,064	650	60.00
7.500 to 7.999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average note margin of the Group II Loans will be approximately 2.2636% per annum.

Sensitivity Analysis						
			To 10% Call			
% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Class A-I-1						
Avg. Life (yrs)	9.14	1.94	1.33	1.00	0.79	0.65
Window (# months)	208	52	35	27	21	17
Maturity (month-yr)	Feb22	Feb09	Sep07	Jan07	Jul06	Mar06
Class A-I-2						
Avg. Life (yrs)	20.33	6.08	4.05	3.00	2.34	1.92
Window (# months)	69	55	32	23	18	14
Maturity (month-yr)	Oct27	Aug13	Apr10	Nov08	Dec07	Apr07
Class A-I-3						
Avg. Life (yrs)	24.33	10.97	7.16	5.00	3.84	3.03
Window (# months)	33	56	50	28	20	17
Maturity (month-yr)	Jun30	Mar18	May14	Feb11	Jul09	Aug08
Class A-I-4						
Avg. Life (yrs)	26.32	15.64	11.45	8.56	6.44	5.08
Window (# months)	11	34	29	36	33	28
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class A-I-5						
Avg. Life (yrs)	12.57	7.99	· 7.19	6.63	6.08	5.37
Window (# months)	282	158	107	75	53	36
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class A-II						
Avg. Life (yrs)	18.06	5.79	3.95	2.91	2.24	1.78
Window (# months)	328	176	124	93	72	58
Maturity (month-yr)	Feb32	Jun19	Feb15	Jul12	Oct10	Aug09
Class M-I-1						
Avg. Life (yrs)	23.23	10.86	7.86	6.03	4.89	4.19
Window (# months)	108	130	98	75	53	37
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class M-I-3						
Avg. Life (yrs)	21.30	8.10	5.75	4.37	3.62	3.24
Window (# months)	85	75	56	41	26	15
Maturity (month-yr)	May29	May16	Mar13	Mar11	Dec09	Jan09
Class M-II-1						
Avg. Life (yrs)	24.28	9.85	6.78	5.09	4.18	3.71
Window (# months)	93	118	86	57	35	20
Maturity (month-yr)	Feb32	Jun19	Feb15	Jul12	Oct10	Aug09


Class M-II-3						
Avg. Life (yrs)	23.96	9.15	6.26	4.68	3.83	3.36
Window (# months)	86	101	73	47	29	16
Maturity (month-yr)	Jul31	Jan18	Jan14	Sep11	Mar10	Feb09
Class M-II-4						
Avg. Life (yrs)	23.47	8.32	5.64	4.22	3.46	3.07
Window (# months)	69	68	48	28	14	4
Maturity (month-yr)	Feb30	Apr15	Dec11	Feb10	Dec08	Feb08

Sensitivity Analysis						
	To Maturity					
% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Class A-I-1						
Avg. Life (yrs)	9.14	1.94	1.33	1.00	0.79	0.65
Window (# months)	208	52	35	27	21	17
Maturity (month-yr)	Feb22	Feb09	Sep07	Jan07	Jul06	Mar06
Class A-I-2						
Avg. Life (yrs)	20.33	6.08	4.05	3.00	2.34	1.92
Window (# months)	69	55	32	23	18	14
Maturity (month-yr)	Oct27	Aug13	Apr10	Nov08	Dec07	Apr07
Class A-I-3						
Avg. Life (yrs)	24.33	10.97	7.16	5.00	3.84	3.03
Window (# months)	33	56	50	28	20	17
Maturity (month-yr)	Jun30	Mar18	May14	Feb11	Jul09	Aug08
Class A-I-4						
Avg. Life (yrs)	26.90	18.54	14.09	10.68	8.05	6.08
Window (# months)	32	166	183	177	152	128
Maturity (month-yr)	Jan33	Dec31	Jul29	Oct25	Feb22	Mar19
Class A-I-5						
Avg. Life (yrs)	12.57	8.01	7.24	6.73	6.38	6.14
Window (# months)	301	288	259	213	170	134
Maturity (month-yr)	Nov32	Oct31	May29	Jul25	Dec21	Jan19
Class A-II						
Avg. Life (yrs)	18.15	6.18	4.27	3.17	2.45	1.95
Window (# months)	354	313	256	202	161	131
Maturity (month-yr)	Apr34	Nov30	Feb26	Aug21	Mar18	Sep15
Class M-I-1						
Avg. Life (yrs)	23.32	11.26	8.16	6.28	5.10	4.37
Window (# months)	119	177	137	106	79	59
Maturity (month-yr)	Mar32	Nov24	Dec19	Aug16	May14	Sep12
Class M-I-3						
Avg. Life (yrs)	21.30	8.10	5.75	4.37	3.62	3.24
Window (# months)	85	75	56	41	26	15
Maturity (month-yr)	May29	May16	Mar13	Mar11	Dec09	Jan09
Class M-II-1						
Avg. Life (yrs)	24.41	10.30	7.13	5.36	4.41	3.89
Window (# months)	106	166	124	87	60	40
Maturity (month-yr)	Mar33	Jun23	Apr18	Jan15	Nov12	Apr11

Class M-II-3						
Avg. Life (yrs)	23.96	9.15	6.26	4.68	3.83	3.36
Window (# months)	86	101	73	47	29	16
Maturity (month-yr)	Jul31	Jan18	Jan14	Sep11	Mar10	Feb09
Class M-II-4						
Avg. Life (yrs)	23.47	8.32	5.64	4.22	3.46	3.07
Window (# months)	69	68	48	28	14	4
Maturity (month-yr)	Feb30	Apr15	Dec11	Feb10	Dec08	Feb08

Net WAC Rate related to the Class A-I-1 Certificates
(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
20% CPR; Act/360, no losses)

To 10% Call

Month	Static (%)	Shock (%)[2]
1	11.547	11.547
2	5.774	9.500
3	5.588	9.500
4	5.588	9.500
5	6.187	9.500
6	5.588	9.500
7	5.775	9.500
8	5.589	9.500
9	5.776	9.500
10	5.590	9.500
11	5.590	9.500
12	5.776	9.500
13	5.590	9.500
14	5.777	9.500
15	5.591	9.500
16	5.591	9.500
17	6.190	9.500
18	5.592	9.500
19	5.778	9.500
20	5.592	9.500
21	5.779	9.500
22	5.593	9.500
23	5.593	9.500
24	5.780	9.500
25	5.594	9.500
26	5.780	9.500
27	5.594	9.500
28	NA	NA

[1] 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
[2] Assumes payments are received from the related Yield Maintenance Agreement.

Net WAC Rate related to the Class A-II

(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
25% CPR; Act/360, no losses)

To 10% Call

Month	Static (%)	Shock (%)[2]	Month	Static (%)	Shock (%)[2]
1	8.828	8.828	42	4.319	9.500
2	4.424	9.500	43	4.465	9.500
3	4.282	9.500	44	4.321	9.500
4	4.281	9.500	45	4.465	9.500
5	4.739	9.500	46	4.306	9.500
6	4.281	9.500	47	4.306	9.500
7	4.423	9.500	48	4.450	9.500
8	4.280	9.500	49	4.306	9.500
9	4.423	9.500	50	4.470	9.500
10	4.280	9.500	51	4.299	9.500
11	4.280	9.500	52	4.274	9.500
12	4.423	9.500	53	4.726	9.500
13	4.280	9.500	54	4.268	9.500
14	4.422	9.500	55	4.409	9.500
15	4.280	9.500	56	4.255	9.500
16	4.279	9.500	57	4.330	9.513
17	4.738	9.500	58	4.190	9.500
18	4.279	9.500	59	4.190	9.500
19	4.422	9.500	60	4.330	9.541
20	4.279	9.500	61	4.190	9.500
21	4.421	9.500	62	4.325	9.669
22	4.279	9.500	63	4.185	9.500
23	4.279	9.500	64	4.185	9.564
24	4.421	9.500	65	4.634	10.612
25	4.278	9.500	66	4.185	9.585
26	4.421	9.500	67	4.324	9.910
27	4.279	9.500	68	4.185	9.596
28	4.279	9.500	69	4.324	9.922
29	4.737	9.500	70	4.184	9.602
30	4.278	9.500	71	4.184	9.602
31	4.421	9.500	72	4.323	9.922
32	4.278	9.500	73	4.184	9.602
33	4.421	9.500	74	4.323	9.930
34	4.320	9.500	75	4.183	9.610
35	4.320	9.500	76	4.183	9.610
36	4.464	9.500	77	4.631	10.640
37	4.319	9.500	78	4.183	9.611
38	4.463	9.500	79	4.322	9.931
39	4.319	9.500	80	4.183	9.611
40	4.319	9.500	81	4.322	9.931
41	4.617	9.500	82	NA	NA

[1] 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
[2] Assumes payments are received from the related Yield Maintenance Agreement.

Net WAC Rate related to the Class M-II
(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
25% CPR; Act/360, no losses)

To 10% Call

Month	Static (%)	Shock (%)	Month	Static (%)	Shock (%)
1	8.828	8.828	42	4.319	9.500
2	4.424	9.500	43	4.465	9.500
3	4.282	9.500	44	4.321	9.500
4	4.281	9.500	45	4.465	9.500
5	4.739	9.500	46	4.306	9.500
6	4.281	9.500	47	4.306	9.500
7	4.423	9.500	48	4.450	9.500
8	4.280	9.500	49	4.306	9.500
9	4.423	9.500	50	4.470	9.500
10	4.280	9.500	51	4.299	9.500
11	4.280	9.500	52	4.274	9.500
12	4.423	9.500	53	4.726	9.500
13	4.280	9.500	54	4.268	9.500
14	4.422	9.500	55	4.409	9.500
15	4.280	9.500	56	4.255	9.500
16	4.279	9.500	57	4.330	9.513
17	4.738	9.500	58	4.190	9.500
18	4.279	9.500	59	4.190	9.500
19	4.422	9.500	60	4.330	9.541
20	4.279	9.500	61	4.190	9.500
21	4.421	9.500	62	4.325	9.669
22	4.279	9.500	63	4.185	9.500
23	4.279	9.500	64	4.185	9.564
24	4.421	9.500	65	4.634	10.612
25	4.278	9.500	66	4.185	9.585
26	4.421	9.500	67	4.324	9.910
27	4.279	9.500	68	4.185	9.596
28	4.279	9.500	69	4.324	9.922
29	4.737	9.500	70	4.184	9.602
30	4.278	9.500	71	4.184	9.602
31	4.421	9.500	72	4.323	9.922
32	4.278	9.500	73	4.184	9.602
33	4.421	9.500	74	4.323	9.930
34	4.320	9.500	75	4.183	9.610
35	4.320	9.500	76	4.183	9.610
36	4.464	9.500	77	4.631	10.640
37	4.319	9.500	78	4.183	9.611
38	4.463	9.500	79	4.322	9.931
39	4.319	9.500	80	4.183	9.611
40	4.319	9.500	81	4.322	9.931
41	4.617	9.500	82	NA	NA

[1] 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
(2) Assumes payments are received from the related Yield Maintenance Agreement.


Class A-I-1 Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	59,003,000	9.330	9.330
2	56,153,899	5.604	9.330
3	53,358,443	5.418	9.330
4	50,617,374	5.418	9.330
5	47,929,652	6.017	9.330
6	45,294,254	5.418	9.330
7	42,710,180	5.605	9.330
8	40,176,444	5.419	9.330
9	37,692,084	5.606	9.330
10	35,256,153	5.420	9.330
11	32,867,722	5.420	9.330
12	30,525,881	5.606	9.330
13	28,229,735	5.420	9.330
14	25,978,410	5.607	9.330
15	23,771,044	5.421	9.330
16	21,606,794	5.421	9.330
17	19,484,832	6.020	9.330
18	17,404,347	5.422	9.330
19	15,364,542	5.608	9.330
20	13,364,635	5.422	9.330
21	11,403,860	5.609	9.330
22	9,481,466	5.423	9.330
23	7,596,713	5.423	9.330
24	5,748,879	5.610	9.330
25	3,937,254	5.424	9.330
26	2,161,140	5.610	9.330
27	419,855	5.424	9.330

Class A-II Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	156,751,000	8.478	9.150	33	66,371,925	4.222	9.150
2	152,731,570	4.209	9.150	34	64,533,155	4.876	9.150
3	148,806,070	4.064	9.150	35	62,738,892	4.877	9.150
4	144,975,311	4.064	9.150	36	60,988,061	5.051	9.150
5	141,237,012	4.541	9.150	37	59,279,614	4.878	9.150
6	137,588,950	4.068	9.150	38	59,279,614	5.053	9.150
7	134,028,954	4.215	9.150	39	57,957,875	4.879	9.150
8	130,554,907	4.068	9.150	40	56,546,743	5.060	9.150
9	127,164,739	4.215	9.150	41	55,169,786	5.434	9.150
10	123,856,435	4.070	9.150	42	53,826,180	5.061	9.150
11	120,628,055	4.070	9.150	43	52,515,120	5.271	9.150
12	117,477,644	4.218	9.150	44	51,236,135	5.091	9.150
13	114,403,326	4.070	9.150	45	49,988,131	5.273	9.150
14	111,403,270	4.218	9.150	46	48,770,360	5.346	9.150
15	108,475,687	4.070	9.150	47	47,582,713	5.346	9.150
16	105,618,835	4.071	9.150	48	46,423,830	5.537	9.150
17	102,831,019	4.545	9.150	49	45,293,017	5.348	9.150
18	100,110,568	4.071	9.150	50	44,189,598	5.719	9.150
19	97,455,860	4.219	9.150	51	43,114,558	5.823	9.150
20	94,865,314	4.071	9.150	52	42,068,054	6.864	9.150
21	92,337,383	4.219	9.150	53	41,055,132	7.758	9.150
22	89,870,528	4.072	9.150	54	40,067,321	6.973	9.150
23	87,463,317	4.072	9.150	55	39,103,158	7.282	9.150
24	85,114,307	4.220	9.150	56	38,161,920	7.412	9.150
25	82,822,097	4.072	9.150	57	37,241,014	9.150	9.150
26	80,585,318	4.220	9.150	58	36,333,993	8.864	9.150
27	78,402,636	4.074	9.150	59	35,448,886	8.883	9.150
28	76,272,778	4.075	9.150	60	34,585,229	9.150	9.150
29	74,194,446	4.549	9.150	61	33,742,411	8.884	9.150
30	72,166,391	4.075	9.150	62	32,919,931	9.150	9.150
31	70,187,403	4.222	9.150	63	32,117,960	9.069	9.150
32	68,256,299	4.075	9.150	64	-	0.000	0.000

Class M-II Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	7,632,000	7.678	8.350	33	7,632,000	3.422	8.350
2	7,632,000	3.409	8.350	34	7,632,000	4.076	8.350
3	7,632,000	3.264	8.350	35	7,632,000	4.077	8.350
4	7,632,000	3.264	8.350	36	7,632,000	4.251	8.350
5	7,632,000	3.741	8.350	37	7,632,000	4.078	8.350
6	7,632,000	3.268	8.350	38	6,271,961	4.253	8.350
7	7,632,000	3.415	8.350	39	5,997,890	4.079	8.350
8	7,632,000	3.268	8.350	40	5,851,856	4.260	8.350
9	7,632,000	3.415	8.350	41	5,709,359	4.634	8.350
10	7,632,000	3.270	8.350	42	5,570,313	4.261	8.350
11	7,632,000	3.270	8.350	43	5,434,636	4.471	8.350
12	7,632,000	3.418	8.350	44	5,302,277	4.291	8.350
13	7,632,000	3.270	8.350	45	5,173,125	4.473	8.350
14	7,632,000	3.418	8.350	46	5,047,101	4.546	8.350
15	7,632,000	3.270	8.350	47	4,924,195	4.546	8.350
16	7,632,000	3.271	8.350	48	4,804,266	4.737	8.350
17	7,632,000	3.745	8.350	49	4,687,241	4.548	8.350
18	7,632,000	3.271	8.350	50	4,573,052	4.919	8.350
19	7,632,000	3.419	8.350	51	4,461,799	5.023	8.350
20	7,632,000	3.271	8.350	52	4,353,499	6.064	8.350
21	7,632,000	3.419	8.350	53	4,248,675	6.958	8.350
22	7,632,000	3.272	8.350	54	4,146,449	6.173	8.350
23	7,632,000	3.272	8.350	55	4,046,671	6.482	8.350
24	7,632,000	3.420	8.350	56	3,935,060	6.612	8.350
25	7,632,000	3.272	8.350	57	3,820,076	8.350	8.350
26	7,632,000	3.420	8.350	58	3,706,826	8.064	8.350
27	7,632,000	3.274	8.350	59	3,596,312	8.083	8.350
28	7,632,000	3.275	8.350	60	3,488,477	8.350	8.350
29	7,632,000	3.749	8.350	61	3,383,243	8.084	8.350
30	7,632,000	3.275	8.350	62	3,280,549	8.350	8.350
31	7,632,000	3.422	8.350	63	3,180,415	8.269	8.350
32	7,632,000	3.275	8.350	64	-	0.000	0.000